Filed Pursuant to Rule 424(b)(4)
Registration No. 333-160835

PROSPECTUS

22,000,000 Shares

Common Stock

This is an initial public offering of common stock of RailAmerica, Inc. We are selling 10,500,000 shares of our common stock and the Initial Stockholder identified in this prospectus is selling an additional 11,500,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the Initial Stockholder. After this offering, the Initial Stockholder, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress Investment Group LLC, will own approximately 55.8% of our common stock.

The initial public offering price per share will be $15.00. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “RA”, subject to official notice of issuance.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$15.00	$330,000,000
Underwriting Discount	$0.975	$21,450,000
Proceeds to us (before expenses)	$14.025	$147,262,500
Proceeds to the Initial Stockholder (before expenses)	$14.025	$161,287,500

We have granted the underwriters an option to purchase up to 1,575,000 additional shares of common stock, and the Initial Stockholder has granted the underwriters an option to purchase up to 1,725,000 additional shares of common stock, in each case at the public offering price less underwriting discounts and commissions, for the purpose of covering over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about October 16, 2009.

J.P. Morgan	Citi	Deutsche Bank Securities	Morgan Stanley

Wells Fargo Securities
Dahlman Rose & Company
Lazard Capital Markets
Stifel Nicolaus
Williams Trading, LLC

The date of this prospectus is October 12, 2009

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the Initial Stockholder and underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the Initial Stockholder and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until November 6, 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Unless the context suggests otherwise, references in this prospectus to “RailAmerica,” the “Company,” “we,” “us,” and “our” refer to RailAmerica, Inc. and its subsidiaries. References in this prospectus to “Fortress” refer to Fortress Investment Group LLC. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States (“GAAP”). Unless the context suggests otherwise, all share and per share information in this prospectus gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

Our Company

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 U.S. states and three Canadian provinces. Our railroad portfolio represents an important component of North America’s transportation infrastructure, carrying large quantities of freight for a highly diverse customer base. In 2008, our railroads transported over one million carloads of freight for approximately 1,800 customers, hauling a wide range of products such as farm and food products, lumber and forest products, paper and paper products, metals, chemicals and coal.

For the majority of our customers, our railroads transport freight between a customer’s facility or plant and a connection point with a Class I railroad (a railroad with over $359.6 million in revenues in 2007). Each of our railroads connects with at least one Class I railroad, and in many cases connects with multiple Class I railroads. Frequently, our railroads are the only rail lines directly serving our customers. Moreover, due to the nature of the freight we carry — heavy, large quantities shipped long distances — our service is often the most cost competitive mode of transportation for shippers. In addition to providing freight services, we also generate non-freight revenue from other sources such as railcar storage, demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), leases of equipment to other users, and real estate leases and use fees.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Because we normally provide transportation for only a segment of a shipment’s total distance, with the Class I railroad carrying the freight the majority of the distance, customers are usually billed once, typically by the Class I railroad, for the total cost of rail transport. The Class I railroad is obligated to pay us in a timely manner upon delivery of our portion of the rail service regardless of whether or when the Class I railroad actually receives the total payment from the customer, which reduces our collections risk due to the high credit quality of North American Class I railroads.

Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis. According to the Association of American Railroads, or AAR, in 2006 (the most recent year for which data is available) railroads carried 43% of the total ton-miles (one ton of freight shipped one mile) of freight transported in the U.S. alone. Short line and regional railroads in particular are a vital part of North America’s overall railroad network, connecting customer facilities to Class I railroads and providing an essential service to major shippers and receivers of freight. As one of the largest owners and operators of short line and regional freight railroads in North America, we believe that we are well positioned to take advantage of the rail industry’s favorable dynamics and to continue to grow our business both internally, by growing revenue and earnings from our existing portfolio of railroads, and as an active acquiror in the industry.

We generated total operating revenue of $508.5 million and net income of $16.5 million for the year ended December 31, 2008 and total operating revenue of $206.5 million and net income of $19.2 million for the six months ended June 30, 2009.

The following charts show the relative percentages of our freight revenue by commodity and our total revenue contribution by region for the year ended December 31, 2008.

Freight Revenue by Commodity	Total Revenue Contribution by Region

Competitive Strengths

We believe that the key competitive strengths that will enable us to execute our strategy include:

•	Profitable operations with substantial earnings growth: Our focus on continuously improving the operating efficiency and profitability of each of our 40 railroads has allowed us to significantly increase our operating margins and grow our cash flow. As a result of our management team’s focus on improving operating efficiency, our operating ratio, defined as total operating expenses divided by total operating revenue, improved from 89% for the year ended December 31, 2006 to 86% for the year ended December 31, 2007 to 83% for the year ended December 31, 2008. Our operating ratio improved from 84% for the six months ended June 30, 2008 to 78% for the six months ended June 30, 2009. Additionally, due to the relative operational simplicity of our railroads, we have more predictable and lower capital expenditures when compared to the more complex requirements of many Class I networks. As a result of our focus on improving operating efficiency and our predictable capital expenditures, we expect to continue to be able to grow our earnings and cash flow over the long term.

•	Favorable tax attributes: We also benefit from favorable tax attributes which substantially reduce our income tax obligations. As of December 31, 2008, we had $120 million of federal net operating loss carry-forwards expiring between 2020 and 2027 and $95 million of short line tax credits available through 2028. We believe short line railroads will continue to benefit from strong legislative and shipper support due to the pro-competitive nature of our business.

•	Diversified portfolio of freight railroads: We benefit from significant diversity in our customer base, product base, geographic footprint and our relationships with Class I railroads. For the year ended December 31, 2008, no single customer accounted for more than 5% of our freight revenue and our top ten customers accounted for approximately 20% of our freight revenue. In addition, the types of freight hauled over our railroads include more than a dozen commodities, none of which accounted for more than 14% of our freight revenue for the year ended December 31, 2008. This diversity reduces the impact from a downturn in the volume of any single product or a particular regional economy and lowers our dependence on any one customer.

•	Stable and predictable revenue base: Our railroads are often integrated into a customer’s facility and serve as an important component of that customer’s distribution or input network. In many circumstances, our customers have made significant capital investments in facilities on or near our railroads (as in the case of electric utilities, industrial plants or major warehouses) or are geographically unable to relocate (as in the case of coal mines and rock quarries). This provides us with a stable and predictable revenue base.

•	Focus on safety: Our focus on safety allows us to improve the quality and reliability of our services, prevent accidents and injuries, and lower the costs and risks associated with operating our business. As a result of this safety focus, from 2004 to 2008 we have reduced our Reportable Injuries Ratio, defined by the Federal Railroad Administration, or FRA, as reportable personal injuries per 200,000 man-hours, from 2.84x to 1.64x. Similarly, from 2004 to 2008 we reduced our Reportable Train Accidents Ratio, defined by the FRA as reportable train accidents per 100,000 train miles, from 1.08x to 0.74x.

•	Highly experienced management: Our senior management team, which was appointed in early 2007, is comprised of experienced rail industry executives with an average of 26 years in the industry and a track record of generating financial improvements both at well established operations, as well as at newly acquired and underperforming railroads. Several members of management have held senior positions at both Class I railroads as well as other short line and regional railroads. We believe that the experience of our senior management team and its focus on revenue, cash flow and earnings growth are significant contributors to improving the operating and financial performance of our railroads.

Growth Strategy

We plan to grow our revenue, cash flow and earnings by employing the following growth strategies:

Growing freight revenue:  We are focused on growing our freight revenue by seeking new business opportunities at our individual railroads and by centralizing key commercial and pricing decisions. We believe that shippers often seek to locate their operations on short lines because of possible access to multiple Class I railroads and the resulting negotiating leverage it affords them. To this end, our commercial and development team actively solicits customers to locate their manufacturing and warehousing facilities on our railroads. We also seek to generate new business by converting customers located on or near our railroads from other modes of transportation to rail. Members of our senior management team have significant prior experience in the marketing departments of both Class I and short line railroads. Additionally, by centralizing and carefully analyzing pricing decisions based on prevailing market conditions and competitive analysis rather than having such decisions made at the railroad level by local management, we believe we can leverage our management team’s expertise and increase rates per carload.

Expanding our non-freight services and revenue:  We intend to continue to expand and grow the non-freight services we offer to both our rail customers and other parties. Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer’s facility), storing customers’ excess or idle railcars on inactive portions of our rail lines, third party railcar repair, and car hire and demurrage. Each of these services leverages our existing customer relationships and generates additional revenue at a high margin with minimal capital investment. We also seek to grow our revenue from non-transportation uses of our land holdings such as land leases, crossing or access rights, subsurface rights, signboards and cellular communication towers, among others. These sources of revenue and value are an important area of focus by our management as such revenue has minimal associated operating costs or capital expenditures and represents a recurring, high margin cash flow stream. As a result of this strategy, we have grown our non-freight revenue from $56.2 million, or 12.2% of operating revenue, in 2006 to $68.4 million, or 13.5% of operating revenue, in 2008.

Pursuing opportunistic acquisitions:  The North American short line and regional railroad industry is highly fragmented, with approximately 550 short line and regional railroads operating approximately 45,800 miles of track. We believe that opportunistically acquiring additional short line and regional railroads will enable us to grow our revenue and achieve a number of further benefits including, among others, expanding and enhancing our services, further diversifying our portfolio and achieving economies of scale by leveraging senior management experience and corporate costs over a broader revenue base. We believe that the opportunity to acquire assets at attractive valuations is increasing due to the tighter credit environment combined with lower volumes, which results in more willing sellers of assets and a limited number of buyers that possess both the financial flexibility and the expertise to capitalize on these opportunities.

Continuing to improve operating efficiency and lowering costs:  We continue to focus on driving financial improvement through a variety of cost savings initiatives. To identify and implement cost savings, we have organized our 40 railroads into five regional groups which, in turn, report to senior management where many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized. We believe that this strategy enables us to achieve cost and pricing efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. To date, we have implemented a number of cost savings initiatives broadly at all of our railroads targeting lower fuel consumption, safer operations, more efficient locomotive utilization and lower costs for third party services, among others, and continue to be extremely focused on ongoing opportunities to further reduce our costs.

Industry Overview

The North American economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis. With a network of over 140,000 miles of track (in the U.S.), railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter-century. Since de-regulation in 1980, the railroad industry has continually improved its cost structure compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation and a single train can haul the equivalent of up to approximately 280 trucks. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2007 where the equivalent gallon of fuel moved one ton of freight an average of 436 miles by rail — representing an 85% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2006.

According to the AAR, there were 563 railroads in the United States as of December 31, 2007. The AAR classifies railroads operating in the United States into the following three categories based on a railroad’s amount of revenues and track-miles.

		Aggregate
		Miles	% of
Classification of Railroads	Number	Operated	Revenue	Revenues and Miles Operated in 2007

Class I(1)	7	94,313	93%	Over $359.6 million
Regional	33	16,930	3%	$40.0 to $359.6 million and/or 350 or more miles operated
Local/Short line	523	28,891	4%	Less than $40.0 million and less than 350 miles operated

Total	563	140,134	100%

(1)	Includes CSX Transportation, BNSF Railway Co., Norfolk Southern, Kansas City Southern Railway Company, Union Pacific, Canadian National Railway and Canadian Pacific Railroad Co.

Source: Association of American Railroads, Railroad Facts, 2008 Edition.

Our Principal Stockholder

Following the completion of this offering, RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress, will own approximately 55.8% of our outstanding common stock, or 51.2% if the underwriters’ over-allotment option is fully exercised. RR Acquisition Holding LLC is referred to in this prospectus as our Initial Stockholder. After this offering, the Initial Stockholder will own shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors — Risks Related to Our Organization and Structure.”

Additional Information

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. Our principal executive office is located at 7411 Fullerton Street, Suite 300, Jacksonville, Florida 32256, and our telephone number at that location is 1-800-342-1131. Our Internet website address is www.railamerica.com. Information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	10,500,000 shares

Common stock offered by the Initial Stockholder	11,500,000 shares

Common stock to be issued and outstanding after this offering	54,346,930 shares

Use of proceeds by us	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be approximately $144 million. Our net proceeds will increase by approximately $22 million if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which will include the repayment or refinancing of a portion of outstanding indebtedness as well as potential strategic investments and acquisitions. See “Use of Proceeds.” We will not receive any proceeds from the sale of our common stock by the Initial Stockholder, including any shares sold by the Initial Stockholder pursuant to the underwriters’ over-allotment option.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by our indenture and ABL Facility and other factors deemed relevant by our board of directors. See “Dividend Policy.”

Proposed New York Stock Exchange symbol	RA

Risk factors	Please read the section entitled “Risk Factors” beginning on page 10 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be issued and outstanding after the completion of this offering is based on 43,720,263 shares of common stock issued and outstanding as of September 29, 2009, after giving effect to the 90-for-1 stock split of our common stock that occurred on September 22, 2009, and excluding an additional 4,500,000 shares reserved for issuance under our equity incentive plan, all of which remain available for grant.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase an additional 3,300,000 shares of common stock from us and the Initial Stockholder to cover over-allotments;

•	gives effect to the 90-for-1 stock split of our common stock that occurred on September 22, 2009;

•	Includes 60,000 shares that will be issued to certain of our directors prior to completion of this offering; and

•	Includes 66,667 shares that will be issued to certain of our employees prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial information for our business. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated historical financial statements and the related notes included elsewhere in this prospectus.

The information in the following tables gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

The consolidated financial information labeled as “predecessor” includes financial reporting periods prior to the merger on February 14, 2007, in which we were acquired by certain private equity funds managed by affiliates of Fortress (the “Acquisition”) and the consolidated financial information labeled as “successor” includes financial reporting periods subsequent to the Acquisition.

The summary consolidated statement of operations data for the predecessor year ended December 31, 2006, the predecessor period January 1, 2007 through February 14, 2007, the successor period February 15, 2007 through December 31, 2007 and the successor year ended December 31, 2008 and the summary successor consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the predecessor years ended December 31, 2004 and 2005 and the summary predecessor consolidated balance sheet data as of December 31, 2006 have been derived from our audited financial statements that are not included in this prospectus. The summary successor consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the summary successor consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period. The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	to December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Operating revenue	$366,896	$420,987	$462,580	$55,766	$424,154	$508,466	$255,240	$206,483
Operating expenses	315,825	369,965	412,577	57,157	355,776	422,418	213,970	161,174

Operating income (loss)	51,071	51,022	50,003	(1,391)	68,378	86,048	41,270	45,309
Interest expense, including amortization costs	(27,696)	(20,329)	(27,392)	(3,275)	(42,996)	(61,678)	(24,334)	(35,263)
Other income (loss)(1)	(39,549)	(621)	—	284	7,129	(9,008)	(1,340)	(1,420)

Income (loss) from continuing operations before income taxes	(16,174)	30,072	22,611	(4,382)	32,511	15,362	15,596	8,626
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Discontinued operations	(11,445)	(362)	9,223	—	(756)	2,764	(297)	12,951

Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227

Income (loss) from continuing operations per share of common stock:
Basic	$(0.41)	$0.83	$0.71	$(0.14)	$0.80	$0.32	$0.12	$0.15
Diluted	$(0.41)	$0.81	$0.70	$(0.14)	$0.80	$0.32	$0.12	$0.15

	Predecessor			Successor
						As of
	As of December 31,			As of December 31,		June 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$24,331	$14,310	$12,771	$15,387	$26,951	$23,930
Total assets	1,016,143	1,147,376	1,125,732	1,483,239	1,475,394	1,469,083
Long-term obligations, including current maturities	363,350	433,873	400,638	636,941	629,580	713,884
Stockholders’ equity	380,926	431,278	472,249	512,749	471,520	483,034

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except for freight carloads)
OTHER DATA:
Freight carloads (continuing operations)	1,173,243	1,248,102	1,238,182	141,006	1,021,657	1,056,710	556,689	414,303
Freight revenue	$330,381	$378,100	$406,366	$48,289	$371,089	$440,041	$225,136	$169,606
Non-freight revenue	36,515	42,887	56,214	7,477	53,065	68,425	30,104	36,877
EBITDA(2)	39,818	81,515	88,135	3,741	107,653	116,618	59,529	64,455
Depreciation and amortization	28,296	31,114	38,132	4,848	32,146	39,578	19,599	20,566
Interest expense, including amortization costs	27,696	20,329	27,392	3,275	42,996	61,678	24,334	35,263
Capital expenditures	75,800	75,907	70,425	5,545	65,400	61,282	29,625	25,766
Net cash provided by (used in)
Operating activities	48,077	54,137	60,603	(1,763)	67,931	83,572	38,754	(43,358)
Investing activities	110,669	(138,980)	(34,996)	(5,448)	(1,150,087)	(45,651)	(28,935)	(6,501)
Financing activities	(148,375)	74,502	(27,081)	2,458	1,088,941	(24,799)	(655)	46,897

(1)	Other income (loss) for the year ended December 31, 2004 primarily relates to financing costs incurred to amend the senior credit facility and to repurchase our senior subordinated notes. Other income (loss) for the remaining periods primarily relates to non-cash foreign exchange gains or losses associated with U.S. dollar term borrowings by one of our Canadian subsidiaries. Other income (loss) for the six months ended June 30, 2009 primarily relates to write-off of deferred financing costs in conjunction with the repayment of our term borrowings.

(2)	EBITDA is defined as net income (loss) before interest expense, provision for (benefit from) income taxes and depreciation and amortization. We believe EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on U.S. generally accepted accounting principle (“GAAP”) measures and eliminates items that have less bearing on our operating performance.

EBITDA provides us with a key measure of operating performance as it assists us in comparing our performance on a consistent basis by removing the impact of changes in (i) our asset base (depreciation and amortization) from the Acquisition due to a step-up in value and from capital expenditures and (ii) our capital structure (interest expense, including amortization costs).

Adjusted EBITDA (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”) represents EBITDA before impairment of assets, equity compensation costs, gain (loss) on foreign currency exchange and non-recurring headquarter relocation costs. Adjusted EBITDA assists us in monitoring our ability to undertake key investing and financing functions such as making investments, transferring property, paying dividends, and incurring additional indebtedness, which are generally prohibited by the covenants under our senior secured notes unless we met certain financial ratios and tests.

EBITDA provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. Among other things, it provides an indicator for management to determine if adjustments to current spending decisions are needed.

An investor or potential investor should find this metric important in evaluating our performance, results of operations or financial position.

The following table shows the reconciliation of our EBITDA from net income (loss):

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months
	Year Ended December 31,			February 14,	December 31,	December 31,	Ended June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands)
Net Income (Loss) to EBITDA Reconciliation:
Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227
Add: Discontinued operations (gain) loss	11,445	362	(9,223)	—	756	(2,764)	297	(12,951)

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Add:
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350
Interest expense, including amortization costs	27,696	20,329	27,392	3,275	42,996	61,678	24,334	35,263
Depreciation and amortization	28,296	31,114	38,132	4,848	32,146	39,578	19,599	20,566

EBITDA	$39,818	$81,515	$88,135	$3,741	$107,653	$116,618	$59,529	$64,455

EBITDA, as presented herein, is a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, EBITDA has limitations as an analytical tool. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue, net income (loss) or any other performance measure derived in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Adverse macroeconomic and business conditions have and could continue to impact our business negatively.

Economic activity in the United States and throughout the world has undergone a sudden, sharp downturn, which has impacted our business negatively. Global financial markets have and could continue to experience unprecedented volatility and disruption. Certain of our customers and suppliers are directly affected by the economic downturn, are facing credit issues and could experience cash flow problems that have and could continue to give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for our rail services. In addition, adverse economic conditions could also affect our costs for insurance and our ability to acquire and maintain adequate insurance coverage for risks associated with the railroad business if insurance companies experience credit downgrades or bankruptcies. Changes in governmental banking, monetary and fiscal policies to stimulate the economy, restore liquidity and increase credit availability may not be effective. It is difficult to determine the depth and duration of the economic and financial market problems and the many ways in which they may impact our customers, suppliers and our business in general. Moreover, given the asset intensive nature of our business, the economic downturn increases the risk of significant asset impairment charges since we are required to assess for potential impairment of non-current assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset’s carrying amount may not be recoverable. This may also limit our ability to sell our assets to the extent we need, or find it desirable, to do so. Continuation or further worsening of current macroeconomic and financial conditions could have a material adverse effect on our operating results, financial condition and liquidity. In addition, our railroads compete directly with other modes of transportation, including motor carriers, and ship, barge and pipeline operators. If these alternative methods of transportation become more cost-effective to our customers due to macroeconomic changes, or if legislation is passed providing materially greater opportunity for motor carriers with respect to size or weight restrictions, our operating results, financial condition and liquidity could be materially adversely affected.

Rising fuel costs could materially adversely affect our business.

Fuel costs were approximately 7% of our total operating revenue for the six months ended June 30, 2009, and were approximately 12%, 12% and 14% of our total operating revenue for the years ended December 31, 2006, 2007 and 2008, respectively. Fuel prices and supplies are influenced significantly by international, political and economic circumstances. If fuel supply shortages or unusual price volatility were to arise for any reason, the resulting higher fuel prices would significantly increase our operating costs.

As part of our railroad operations, we frequently transport hazardous materials, the accidental release of which could have an adverse effect on our operating results.

We are required to transport hazardous materials to the extent of our common carrier obligation. An accidental release of hazardous materials could result in significant loss of life and extensive property damage. The associated costs could have an adverse effect on our operating results, financial condition or liquidity.

Some of our employees belong to labor unions and strikes or work stoppages could adversely affect our operations.

Many of our employees are union-represented. Our union employees work under collective bargaining agreements with various labor organizations. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If our union-represented employees were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or their terms and conditions in future labor agreements were renegotiated, we could experience significant disruption of our operations and higher ongoing labor costs.

Because we depend on Class I railroads and certain important customers for our operations, our business and financial results may be adversely affected if our relationships with Class I carriers and certain important customers deteriorate.

The railroad industry in the United States and Canada is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Approximately 87% of our total freight revenue in 2008 was derived from interchange traffic. Of our total freight revenue in 2008, Union Pacific, CSX Transportation, Canadian National Railway and BNSF Railway represented 24%, 22%, 16% and 12%, respectively and the remaining Class I carriers each represented less than 10% of our total freight revenue. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I carriers with respect to, among other matters, freight rates, car supply, switching, interchange, fuel surcharges and trackage rights (an arrangement where the company that owns the line retains all rights, but allows another company to operate over certain sections of its track). In addition, loss of customers or service interruptions or delays by our Class I interchange partners relating to customers who ship over our track may decrease our revenue. Class I carriers are also sources of potential acquisition candidates as they continue to divest branch lines. Failure to maintain good relationships may adversely affect our ability to negotiate acquisitions of branch lines.

Although our operations served approximately 1,800 customers in 2008, freight revenue from our 10 largest freight revenue customers accounted for approximately 19.6% of our total revenues in 2008. Substantial reduction in business with or loss of important customers could have a material adverse effect on our business and financial results.

If the track maintenance tax credit is not renewed by Congress, we would no longer be able to earn or assign credits for track maintenance.

We are eligible to receive tax credits for certain track maintenance expenditures under Section 45G of the Internal Revenue Code, as amended, or the Code. Pursuant to Section 45G, these credits are assignable under limited circumstances. In 2009, we expect to receive approximately $22.5 million from the assignment of these credits. Section 45G is scheduled to expire on December 31, 2009, and after such time, unless Section 45G is renewed, we would no longer be able to earn or assign credits for track maintenance expenditures. Legislation is pending before the United States Senate (S. 461) and the House of Representatives (H.R. 1132) that would extend the availability of the Section 45G tax credit for three years. There can be no assurance, however, that this legislation will be enacted.

We are subject to the risks of doing business in Canada.

We currently have railroad operations in Canada. The risks of doing business in Canada include:

•	adverse changes in the economy of Canada;

•	exchange rate fluctuations; and

•	economic uncertainties including, among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

We are subject to environmental and other governmental regulation of our railroad operations which could impose significant costs.

The failure to comply with environmental and other governmental regulations could have a material adverse effect on us. Our railroad and real estate ownership is subject to foreign, federal, state and local environmental laws and regulations. We could incur significant costs, fines and penalties as a result of any allegations or findings to the effect that we have violated or are strictly liable under these laws or regulations. We may be required to incur significant expenses to investigate and remediate environmental contamination. We are also subject to governmental regulation by a significant number of foreign, federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, maintenance and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us.

Additionally, future changes in federal and/or state laws and regulations governing railroad rates, operations and practices could likewise have a material adverse effect on us.

Severe weather and natural disasters could disrupt normal business operations, which could result in increased costs and liabilities and decreases in revenues.

Severe weather conditions and other natural phenomena, including earthquakes, hurricanes, fires and floods, may cause significant business interruptions and result in increased costs, increased liabilities and decreased revenue.

We face possible catastrophic loss and liability and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision, and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, cargo leaks or explosions, environmental mishaps, or other accidents can cause serious bodily injury, death, and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, floods, hurricanes or other storms. The occurrence of a major natural disaster could have a material adverse effect on our operations and financial condition. We maintain insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations which could have an adverse effect on our financial condition.

We may face liability for casualty losses which are not covered by insurance.

We have obtained insurance coverage for losses sustained by our railroads arising from personal injury and for property damage in the event of derailments or other incidents. Personal injury claims made by our railroad employees are subject to the Federal Employers’ Liability Act, or FELA, rather than state workers’ compensation laws. Currently, we are responsible for the first $2 million of expenditures per each incident under our general liability insurance policy and $1 million of expenditures per each incident under our property insurance policy. Severe accidents or personal injuries could cause our liability to exceed our insurance limits which might have a material adverse effect on our business and financial condition. Our annual insurance limits are $200 million and $15 million on liability and property, respectively. In addition, adverse events directly and indirectly attributable to us, including such things as derailments, accidents, discharge of toxic or hazardous materials, or other like occurrences in the industry, can be expected to result in increases in our insurance premiums and/or our self insured retentions and could result in limitations to the coverage under our existing policies.

We depend on our management and key personnel, and we may not be able to operate and grow our business effectively if we lose the services of our management or key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on the continued services and performance of our current management and other key personnel and our ability to attract and retain qualified personnel in the future. The loss of key personnel could affect our ability to run our business effectively. Competition for qualified personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. The loss of any key personnel requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Future acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid and London, any government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Although the substantial majority of our rail lines and track-miles are in rural, low density areas, not typically cited as high priority security risks, our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror. Such acts could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on our operating results and financial condition. Such effects could be magnified where releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse effect on our operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets which could restrict our ability to raise capital. In addition, insurance premiums charged for some or all of our coverage could increase dramatically or certain coverage may not be available to us in the future.

The availability of qualified personnel and an aging workforce may adversely affect our operations.

Changes in demographics, training requirements and the availability of qualified personnel, particularly train crew members, could negatively affect our service levels. Unpredictable increases in demand for rail services may exacerbate these risks and may have an adverse effect on our operating results, financial condition or liquidity.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, including our ability to incur additional indebtedness.

As of June 30, 2009, our total indebtedness was approximately $713.9 million, which represented approximately 59.6% of our total capitalization. Our substantial amount of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness.

Our substantial indebtedness could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The indenture governing the senior secured notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. The credit market turmoil could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the indenture governing our senior secured notes could result in a default under the indenture, which could cause all of our existing indebtedness to be immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, in the event of an acceleration holders of our senior secured notes could proceed against the collateral securing the notes which includes nearly all of our assets. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these restrictions and covenants may also cause us to take actions that are not favorable to our stockholders and may make it more difficult for us to successfully execute our business plan and compete against companies that are not subject to such restrictions and covenants.

Our inability to acquire or integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits of acquisitions could have adverse consequences to our business.

We expect to grow through acquisitions. Evaluating acquisition targets gives rise to additional costs related to legal, financial, operating and industry due diligence. Acquisitions generally result in increased operating and administrative costs and, to the extent financed with debt, additional interest costs. We may not be able to manage or integrate the acquired companies or businesses successfully. The process of acquiring businesses may be disruptive to our business and may cause an interruption or reduction of our business as a result of the following factors, among others:

•	loss of key employees or customers;

•	possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain the quality of services that have historically been provided;

•	integrating employees of rail lines acquired from other entities into our regional railroad culture;

•	failure to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we expect to result from integrating acquired companies and may cause material adverse short- and long-term effects on our operating results, financial condition and liquidity.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements and cost savings are based on analyses completed by members of our management. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, the longevity of specific customer plants and factories served, operating costs and competitive factors, most of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates that are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses or problems in the business unrelated to these acquisitions.

Future compensation expense may adversely affect our net income.

The compensation that we pay to our employees to attract and retain key personnel will reduce our net income. The compensation paid to our employees for 2008 is not necessarily indicative of how we will compensate our employees after this offering. Any increase in compensation following this offering will further reduce our net income. For example, prior to the completion of this offering, we will adopt an equity incentive plan (described in the section entitled “Management — IPO Equity Incentive Plan”) that will permit the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other share-based awards to our employees. While we do not intend to grant equity awards to our executive officers at the time of this offering and we have not established specific parameters regarding future grants, we may grant restricted shares and other share-based awards to our employees in the future as a recruiting and retention tool based on specific criteria determined by our board of directors (or the compensation committee of the board of directors, after it has been appointed).

The table below compares our net income to our total executive compensation costs (each in thousands).

	Year Ended	Period From January 1,
	December 31, 2008	2009 to June 30, 2009

Net Income	$16,527	$19,227
Executive Compensation Cost(1)	$5,127	$2,264	(2)

(1)	Executive Compensation Cost is computed in the manner computed for purposes of the Summary Compensation Table set forth in the section entitled “Management — Summary Compensation Table for 2008.”

(2)	Executive Compensation Cost for the period from January 1, 2009 to June 30, 2009 does not include costs associated with 2009 annual bonuses because such costs are not determinable at this time.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress, referred to in this prospectus as the Initial Stockholder, will own approximately 55.8% of our outstanding common stock or 51.2% if the underwriters’ over-allotment option is fully exercised. As a result, the Initial Stockholder will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Stockholder may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our Company. Also, the Initial Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to grow our business. Our revolving credit facility and our senior secured notes indenture will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. See “Dividend Policy.”

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the Initial Stockholder. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Fortress Stockholders (as defined below) own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•	provisions in our amended and restated certificate of incorporation and amended and restated bylaws preventing stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•	the Stockholders Agreement will provide certain rights to the Fortress Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors for so long as the Fortress Stockholders continue to hold at least 40% of the outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions — Stockholders Agreement”;

•	no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

•	our amended and restated certificate of incorporation and amended and restated bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and

•	under our restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our Initial Stockholder, our management and/or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The Initial Stockholder and certain other affiliates of Fortress and permitted transferees (referred to in this prospectus, collectively, as the “Fortress Stockholders”) have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Fortress Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of RailAmerica and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Fortress Stockholder pursues or acquires the corporate opportunity or if the Fortress Stockholder does not present the corporate opportunity to us. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Our common stock has been authorized for listing on the New York Stock Exchange, or the NYSE, under the symbol “RA”, subject to official notice of issuance. However, we cannot assure you that an active trading market of our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of common stock when desired, or the prices that you may obtain for your shares.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us, the Initial Stockholder and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the railroad industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or shares of preferred stock. Issuing additional shares of our common stock or other additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 54,346,930 shares of common stock outstanding. There will be 55,921,930 shares issued and outstanding if the underwriters exercise their over-allotment option in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Following completion of the offering, approximately 59.5% of our outstanding common stock (or 54.8% if the underwriters’ over-allotment option is exercised in full) will be held by the Initial Stockholder and members of our management and employees, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Initial Stockholder (who will hold in the aggregate approximately 58.0% of our issued and outstanding common stock immediately after the completion of this offering) have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of the designated representatives. The designated representatives may waive these restrictions at their discretion. Shares of common stock held by our employees, other than our officers who are subject to the lockup provisions referred to above, are not subject to these restrictions and may be sold without restriction at any time.

Pursuant to our Stockholders Agreement that we will enter into prior to completion of this offering, the Initial Stockholder and certain of its affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their approximately 30,350,000 million shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 4,500,000 shares of our common stock reserved for issuance under our incentive plans. We may increase the number of shares registered for this purpose at any time. Subject to any restrictions imposed on the shares and options granted under our incentive plans, shares registered under the registration statement on Form S-8 will be available for sale into the public markets subject to the 180-day lock-up agreements referred to above.

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other shareholdings.

After this offering, assuming the exercise in full by the underwriters of their over-allotment option, we will have an aggregate of 344,078,070 shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value per share as of June 30, 2009 was approximately $2.41 and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, excluding deferred gains, divided by the number of our shares of common stock then issued and outstanding after giving effect to the 90-for-1 stock split of our common stock that occurred on September 22, 2009. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $10.53 in the net tangible book value per share, based upon the initial public offering price of $15.00 per share. Investors who purchase common stock in this offering will have purchased 40.5% of the shares issued and outstanding immediately after the offering, but will have paid 48.9% of the total consideration for those shares.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes Oxley Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Furthermore, our management will have increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the applicable stock exchange requirements of the NYSE.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of fiscal 2010, and we cannot predict the outcome of that effort.

As a U.S.-listed public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by December 31, 2010. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of the next fiscal year, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. We cannot predict the outcome of our review at this time. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We would also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NYSE. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

Risks Related to Taxation

Our ability to use net operating loss and tax credit carryovers and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

Section 382 and 383 of the Code contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long term tax exempt rate and the value of the company’s stock immediately before the ownership change. As a result of transactions that have taken place in the past with respect to our common stock, our use of our $120 million of federal net operating losses, our $95 million of tax credits and certain built-in losses is subject to annual taxable income limitations. As a result, we may be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

In addition, it is possible that the transactions described in this offering, either on a standalone basis or when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo one or more additional ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 and those attributes already subject to limitations (as a result of our prior ownership changes) may be subject to more stringent limitations.

Gain recognized by Non-U.S. Holders on the sale or other disposition of our common stock may be subject to U.S. federal income tax.

We expect to be treated as a “United States real property holding corporation” under section 897(c) of the Code, or USRPHC. Generally, stock issued by a corporation that has been a USRPHC at any time during the preceding five years (or a Non-U.S. Holder’s holding period for such securities, if shorter) is treated as a United States real property interest, or USRPI, and gain recognized by a Non-U.S. Holder on the sale or other disposition of stock is subject to regular U.S. federal income tax, as if such gain were effectively connected with the conduct by such holder of a U.S. trade or business. Shares of our common stock will not be treated as USRPIs in the hands of a Non-U.S. Holder provided that: (i) our common stock is regularly traded on an established securities market, and (ii) such Non-U.S. Holder has not owned or been deemed to own (directly or under certain constructive ownership rules) more than 5% of our common stock at any time during the 5-year period ending on the date of the sale or other taxable disposition. No assurance can be given that our common stock will continue to be regularly traded on an established securities market in the future. If gain recognized by a Non-U.S. Holder from the sale or other disposition of our common stock is subject to regular federal income tax under these rules and our common stock is not regularly traded on an established securities market at such time, the transferee of such common stock may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the sale or other disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the Non-U.S. Holder for the year in which the sale or other disposition occurs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the Initial Stockholder, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, our relationships with Class I railroads and other connecting carriers, our ability to obtain railcars and locomotives from other providers on which we are currently dependent, legislative and regulatory developments including rulings by the Surface Transportation Board or the Railroad Retirement Board, strikes or work stoppages by our employees, our transportation of hazardous materials by rail, rising fuel costs, acquisition risks, competitive pressures within the industry, risks related to the geographic markets in which we operate and other factors described in the section entitled “Risk Factors” beginning on page 10 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the 10,500,000 shares of common stock offered hereby are estimated to be approximately $144 million, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Our net proceeds will increase by approximately $22 million if the underwriters’ over-allotment option is exercised in full. We will not receive any proceeds from the sale of our common stock by the Initial Stockholder, including any shares sold by the Initial Stockholder pursuant to the underwriters’ over-allotment option. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which will include the repayment or refinancing of a portion of outstanding indebtedness as well as potential strategic investments and acquisitions.

We intend to use a portion of the net proceeds from this offering to redeem up to $74 million aggregate principal amount of our senior secured notes described below in “Description of Certain Indebtedness” at a price equal to 103% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. The amounts borrowed under the senior secured notes on June 23, 2009 were used to repay in full our bridge loan facilities and accrued interest thereon, pay costs of terminating interest rate swap agreements entered into in connection with the loan facilities, and for general corporate purposes. The senior secured notes are scheduled to mature on July 1, 2017 and bear an interest rate of 9.25%. See “Description of Certain Indebtedness — 9.25% Senior Secured Notes.”

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of the indenture governing our senior secured notes and the ABL Facility. See “Description of Certain Indebtedness.”

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by our indenture and ABL Facility and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis, and;

•	on an as adjusted basis to give effect to the sale of 10,500,000 shares of common stock by us in this offering, at an offering price of $15.00 per share and after deducting the underwriters’ discounts and commissions and estimated offering and other expenses payable by us, and the repayment of certain borrowings using a portion of the net proceeds from this offering.

This table contains unaudited information and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$23,930	$89,533

Debt:
ABL Facility(1)	$—	$—
Senior Secured Notes	709,889	638,900
Other long-term debt, including current maturities	3,995	3,995

Total debt	713,884	642,895
Stockholders’ equity:
Common stock, $0.01 par value, 46,800,000 shares authorized and 43,723,521 shares issued and outstanding, actual; 400,000,000 shares authorized and 54,223,521 shares issued and outstanding, as adjusted(2)	437	542
Additional paid in capital and other	470,509	614,102
Retained earnings	49,771	42,665
Accumulated other comprehensive income (loss)	(37,683)	(37,683)

Total stockholders’ equity	483,034	619,626

Total capitalization	$1,196,918	$1,262,521

(1)	In connection with the borrowing of the senior secured notes, we had $25 million of undrawn availability under the ABL Facility as of June 30, 2009, after taking into account borrowing base limitations.

(2)	Giving effect to the 90-for-1 stock split of our common stock that occurred on September 22, 2009.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of June 30, 2009, was approximately $105.5 million, or approximately $2.41 per share based on the 43,723,521 shares of common stock issued and outstanding as of such date after giving effect to the 90-for-1 stock split of our common stock that occurred on September 22, 2009. After giving effect to our sale of common stock in this offering at the initial public offering price of $15.00 per share, as well as after giving effect to the 90-for-1 stock split, and after deducting estimated underwriting discounts and estimated expenses related to this offering, our pro forma as adjusted net tangible book value as of June 30, 2009 would have been $242.1 million, or $4.47 per share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate and substantial dilution of $10.53 per share to new investors purchasing common stock in this offering. Sales of shares by the Initial Stockholder in this offering do not affect our net tangible book value. The following table illustrates this dilution per share after giving effect to the 90-for-1 stock split:

Initial public offering price per share		$15.00
Net tangible book value per share as of June 30, 2009	2.41
Increase in net tangible book value per share attributable to this offering	2.06

Pro forma as adjusted net tangible book value per share after giving effect to this offering		4.47

Dilution per share to new investors in this offering		$10.53

The following table summarizes, on a pro forma basis as of June 30, 2009, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an initial public offering price of $15.00 per share.

	Shares Purchased		Total Contribution
					Average
					Price per
	Number	Percent	Amount	Percent	Share
	(In thousands)		(In thousands)

Existing Stockholders	43,724	80.6%	$473,343	75.0%	$10.83
New investors	10,500	19.4%	157,500	25.0%	$15.00

Total	54,224	100.0%	$630,843	100.0%

The percentage of shares purchased from us by existing stockholders is based on 43,723,521 shares of our common stock outstanding as of June 30, 2009 after giving effect to the 90-for-1 stock split. This number excludes:

•	4,500,000 shares of our common stock to be reserved for future issuance under the equity incentive plan as described under “Management” ;

•	60,000 shares and 66,667 shares of our common stock to be issued to certain of our directors and employees, respectively, prior to completion of this offering.

The sale of 11,500,000 shares of our common stock to be sold by the Initial Stockholder in this offering will reduce the number of shares of our common stock held by existing stockholders to 32,223,521 shares, or 59.5% of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to 22,000,000 shares, or 40.5% of the total shares of our common stock outstanding.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after this offering as of June 30, 2009 would be approximately $4.74 per share and the dilution to new investors per share after this offering would be $10.26 per share. Furthermore, the percentage of our shares held by existing equity owners after the sale of shares by the Initial Stockholder would decrease to approximately 54.7% and the percentage of our shares held by new investors would increase to approximately 45.3%, based on 43,723,521 shares of common stock outstanding as of June 30, 2009, after giving effect to the 90-for-1 stock split.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The consolidated financial information labeled as “predecessor” includes financial reporting periods prior to the merger on February 14, 2007, in which we were acquired by certain private equity funds managed by affiliates of Fortress (the “Acquisition”) and the consolidated financial information labeled as “successor” includes financial reporting periods subsequent to the Acquisition.

The information in the following tables gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

The selected consolidated statement of operations data for the predecessor year ended December 31, 2006, the predecessor period January 1, 2007 through February 14, 2007, the successor period February 15, 2007 through December 31, 2007 and the successor year ended December 31, 2008 and the selected successor consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the predecessor years ended December 31, 2004 and 2005 and the selected predecessor consolidated balance sheet data as of December 31, 2006 have been derived from our audited financial statements that are not included in this prospectus. The selected successor consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the selected successor consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months
	Year Ended December 31,			February 14,	December 31,	December 31,	Ended June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Operating revenue	$366,896	$420,987	$462,580	$55,766	$424,154	$508,466	$255,240	$206,483
Operating expenses	315,825	369,965	412,577	57,157	355,776	422,418	213,970	161,174

Operating income (loss)	51,071	51,022	50,003	(1,391)	68,378	86,048	41,270	45,309
Interest expense, including amortization costs	(27,696)	(20,329)	(27,392)	(3,275)	(42,996)	(61,678)	(24,334)	(35,263)
Other income (loss)	(39,549)	(621)	—	284	7,129	(9,008)	(1,340)	(1,420)

Income (loss) from continuing operations before income taxes	(16,174)	30,072	22,611	(4,382)	32,511	15,362	15,596	8,626
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Discontinued operations	(11,445)	(362)	9,223		(756)	2,764	(297)	12,951

Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227

Income (loss) from continuing operations per share of common stock:
Basic	$(0.41)	$0.83	$0.71	$(0.14)	$0.80	$0.32	$0.12	$0.15
Diluted	$(0.41)	$0.81	$0.70	$(0.14)	$0.80	$0.32	$0.12	$0.15

	Predecessor			Successor
						As of
	As of December 31,			As of December 31,		June 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)
BALANCE SHEET DATA:
Total assets	$1,016,143	$1,147,376	$1,125,732	$1,483,239	$1,475,394	$1,469,083
Long-term debt, including current maturities	363,350	433,873	400,638	636,941	629,580	713,884
Stockholders’ equity	380,926	431,278	472,249	512,749	471,520	483,034

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
OPERATING DATA:
Freight carloads (continuing operations)	1,173,243	1,248,102	1,238,182	141,006	1,021,657	1,056,710	556,689	414,303

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus, including “Capitalization,” “Summary Consolidated Financial Data” and “Selected Historical Consolidated Financial Data.” The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and included elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of RailAmerica, Inc. and its consolidated subsidiaries.

Historical information has been reclassified to conform to the presentation of discontinued operations. The results of operations and cash flows of the Predecessor and Successor entities, as defined in the consolidated financial statements included herein and notes thereto, for the periods ending February 14, 2007 and December 31, 2007, respectively, have been combined for comparison purposes to reflect twelve months of data for 2007.

General

Our Business

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 states and three Canadian provinces. In addition, we provide non-freight services such as railcar storage, demurrage, leases of equipment and real estate leases and use fees.

Managing Business Performance

We manage our business performance by (i) growing our freight and non-freight revenue, (ii) driving financial improvements through a variety of cost savings initiatives, and (iii) continuing to focus on safety to lower the costs and risks associated with operating our business.

Growth in carloads and increases in revenue per carload have a positive effect on freight revenue. Carloads have decreased in 2008 and 2009 due to the global economic slowdown, however, the diversity in our customer base helps mitigate our exposure to severe downturns in local economies. We do not expect carload volumes to recover for the remainder of 2009. We continue to implement more effective pricing by centralizing and carefully analyzing pricing decisions and expect revenue per carload to remain stable for 2009.

Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer’s facility), storing customers’ excess or idle railcars on inactive portions of our rail lines, third party railcar repair, and car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee). Each of these services leverages our existing customer relationships and generates additional revenue with minimal capital investment. Management also intends to grow non-freight revenue from users of our land holdings for non-transportation purposes.

Our operating costs include labor, equipment rents (locomotives and railcars), purchased services (contract labor and professional services), diesel fuel, casualties and insurance, materials, joint facilities and other expenses. Each of these costs is included in one of the following functional departments: maintenance of way, maintenance of equipment, transportation, equipment rental and selling, general & administrative.

Management is focused on improving operating efficiency and lowering costs. Many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized, which enables us to achieve cost efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. A number of cost savings initiatives have been broadly implemented at all of our railroads targeting lower fuel consumption, safer operations, more efficient locomotive utilization and lower costs for third party services, among others.

Commodity Mix

Each of our 40 railroads operates independently with its own customer base. Our railroads are spread out geographically and carry diverse commodities. For the six months ended June 30, 2009, coal, agricultural products and chemicals accounted for 22%, 14% and 10%, respectively, of our carloads. As a percentage of our freight revenue, which is impacted by several factors including the length of the haul, agricultural products, chemicals and coal generated 14%, 14% and 11%, respectively, for the six months ended June 30, 2009.

Overview

Operating revenue in the six months ended June 30, 2009, was $206.5 million, compared with $255.2 million in the six months ended June 30, 2008. The net decrease in our operating revenue was primarily due to decreased carloads and lower fuel surcharges, partially offset by negotiated rate increases and an increase in our non-freight revenue.

Freight revenue decreased $55.5 million, or 24.7%, in the six months ended June 30, 2009, compared with the six months ended June 30, 2008, primarily due to a decrease in carloads of 25.6%. Non-freight revenue increased $6.8 million, or 22.5%, in the six months ended June 30, 2009, compared with the six months ended June 30, 2008, primarily due to increases in car storage fees, real estate rental revenue and demurrage charges.

Our operating ratio, defined as total operating expenses divided by total operating revenue, was 78.1% in the six months ended June 30, 2009, compared with an operating ratio of 83.8% in the six months ended June 30, 2008, primarily due to a decrease in diesel fuel prices, reductions in labor expenses, maintenance expenditures for right of way improvements as a result of our cost savings initiatives as discussed under “— Results of Operations” and a reduction in car hire expense. Operating expenses were $161.2 million in the six months ended June 30, 2009, compared with $214.0 million in the six months ended June 30, 2008, a decrease of $52.8 million, or 24.7%.

Net income in the six months ended June 30, 2009, was $19.2 million, compared with $4.8 million in the six months ended June 30, 2008. Income from continuing operations in the six months ended June 30, 2009, was $6.3 million, compared with $5.1 million in the six months ended June 30, 2008.

During the six months ended June 30, 2009, we used $43.4 million in cash from operating activities, of which $55.8 million related to the termination of our interest rate swap. We purchased $25.8 million of property and equipment. We received $19.6 million in cash from the sale of assets.

Results of Operations

Comparison of Operating Results for the Six Months Ended June 30, 2009 and 2008

Operating Revenue

Operating revenue decreased by $48.7 million, or 19.1%, to $206.5 million in the six months ended June 30, 2009, from $255.2 million in the six months ended June 30, 2008. Total carloads during the six month period ending June 30, 2009 decreased 25.6% to 414,303 in 2009, from 556,689 in the six months ended June 30, 2008. The decrease in operating revenue was primarily due to the decrease in carloads, the weakening of the Canadian dollar, and lower fuel surcharges, which declined $4.6 million from the prior period, partially offset by negotiated rate increases.

The increase in the average revenue per carload to $409 in the six months ended June 30, 2009, from $404 in the comparable period in 2008 was primarily due to rate growth and commodity mix.

Non-freight revenue increased by $6.8 million, or 22.6%, to $36.9 million in the six months ended June 30, 2009 from $30.1 million in the six months ended June 30, 2008, primarily due to increases in car storage fees, real estate rental revenue and demurrage charges. In addition, during the six months ended June 30, 2009, we restructured a Class I contract on one of our Canadian railroads which resulted in the revenue shifting from freight revenue to non-freight revenue.

The following table compares our freight revenue, carloads and average freight revenue per carload for the six months ended June 30, 2009 and 2008:

	Six Months Ended			Six Months Ended
	June 30, 2009			June 30, 2008
			Average Freight			Average Freight
	Freight		Revenue per	Freight		Revenue per
	Revenue	Carloads	Carload	Revenue	Carloads	Carload
	(Dollars in thousands, except carloads and average freight revenue per carload)

Agricultural Products	$24,546	57,079	$430	$28,960	71,988	$402
Chemicals	23,023	40,031	575	31,539	56,909	554
Coal	18,958	89,535	212	19,713	92,420	213
Non-Metallic Minerals and Products	16,058	38,789	414	19,966	49,812	401
Pulp, Paper and Allied Products	15,943	30,910	516	20,197	40,158	503
Forest Products	13,811	23,926	577	19,988	38,037	525
Food or Kindred Products	13,158	26,154	503	12,441	26,751	465
Other	11,570	34,221	338	14,816	51,024	290
Metallic Ores and Metals	10,805	19,537	553	29,113	52,907	550
Petroleum	9,740	21,351	456	10,126	22,831	444
Waste and Scrap Materials	9,323	25,412	367	15,054	41,672	361
Motor Vehicles	2,671	7,358	363	3,223	12,180	265

Total	$169,606	414,303	$409	$225,136	556,689	$404

Freight revenue was $169.6 million in the six months ended June 30, 2009, compared to $225.1 million in the six months ended June 30, 2008, a decrease of $55.5 million or 24.7%. This decrease was primarily due to the net effect of the following:

•	Agricultural products revenue decreased $4.4 million or 15% primarily due to customers in Kansas holding grain shipments in anticipation of more favorable grain prices;

•	Chemicals revenue decreased $8.5 million or 27% primarily due to a customer in South Carolina who filed for bankruptcy in 2008 and a decline in chemical shipments in Michigan as a result of the economic downturn;

•	Coal revenue decreased $0.8 million or 4% primarily due to reduced shipments in Canada and the weakening of the Canadian dollar;

•	Non-metallic minerals and products revenue decreased $3.9 million or 20% primarily due to a decrease in limestone moves in Alabama and Texas as a result of the downturn in the construction industry;

•	Pulp, paper and allied products revenue decreased $4.3 million or 21% due to decreased carloads in Alabama and Canada due to a weak demand for paper products and the weakening of the Canadian dollar;

•	Forest products revenue decreased $6.2 million or 31% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Food or kindred products revenue increased $0.7 million or 6% primarily due to negotiated rate increases and increased shipments of tomato products and beer in California, partially offset by a delayed tomato harvest in California;

•	Other revenue decreased $3.2 million or 22% due to wind turbine component moves in Illinois in 2008 that did not recur until the second quarter of 2009, a decrease in bridge traffic (where we provide a pass through connection between one Class I railroad and another railroad without freight originating or terminating on the line) in Canada from the restructuring of a Class I contract during the six months ended June 30, 2009, which resulted in the freight revenue shifting to non-freight revenue and the weakening of the Canadian dollar;

•	Metallic ores and metals revenue decreased $18.3 million or 63% primarily due to the temporary closure of a customer facility and a production curtailment at a customer plant, both located in Texas and a decline in carloads resulting from weak steel and pig iron markets which affected customers in all geographic regions of the country;

•	Petroleum revenue decreased $0.4 million or 4% primarily due to a decrease in liquefied petroleum gas, or LPG, cars in California as a result of a decline in demand from business and residential customers, partially offset by an increase in moves of LPG cars to storage for a customer in Arizona;

•	Waste and scrap materials revenue decreased $5.7 million or 38% primarily due to a decline in construction debris moves in the Pacific Northwest and a loss of traffic to a competitor in mid 2008; and

•	Motor vehicles revenue decreased $0.6 million or 17% primarily due to reduced auto shipments in the Midwest, partially offset by an increase in the negotiated rate per carload.

Operating Expenses

The following table sets forth the operating revenue and expenses, by natural category, for our consolidated operations for the periods indicated (dollars in thousands).

	Six Months Ended June 30,
	2009		2008

Operating revenue	$206,483	100.0%	$255,240	100.0%
Operating expenses:
Labor and benefits	65,461	31.7%	73,606	28.8%
Equipment rents	18,427	8.9%	23,588	9.2%
Purchased services	15,883	7.7%	18,163	7.1%
Diesel fuel	14,912	7.2%	39,582	15.5%
Casualties and insurance	9,372	4.6%	9,837	3.9%
Materials	5,161	2.5%	4,956	1.9%
Joint facilities	2,325	1.1%	6,672	2.6%
Other expenses	8,053	3.9%	18,065	7.1%
Net loss (gain) on sale of assets	1,014	0.5%	(98)	0.0%
Depreciation and amortization	20,566	10.0%	19,599	7.7%

Total operating expenses	161,174	78.1%	213,970	83.8%

Operating income	$45,309	21.9%	$41,270	16.2%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations (in thousands).

	Six Months Ended June 30,
	2009			2008
			Total			Total
		Selling, general	Operating		Selling, general	Operating
	Transportation	and administrative	Expenses	Transportation	and administrative	Expenses

Operating expenses:
Labor and benefits	$37,657	$27,804	$65,461	$45,472	$28,134	$73,606
Equipment rents	18,215	212	18,427	23,354	234	23,588
Purchased services	10,010	5,873	15,883	11,607	6,556	18,163
Diesel fuel	14,907	5	14,912	39,582	—	39,582
Casualties and insurance	6,707	2,665	9,372	5,693	4,144	9,837
Materials	4,702	459	5,161	4,401	555	4,956
Joint facilities	2,325	—	2,325	6,672	—	6,672
Other expenses	(3,073)	11,126	8,053	7,583	10,482	18,065
Net loss (gain) on sale of assets	—	—	1,014	—	—	(98)
Depreciation and amortization	—	—	20,566	—	—	19,599

Total operating expenses	$91,450	$48,144	$161,174	$144,364	$50,105	$213,970

Operating expenses decreased to $161.2 million in the six months ended June 30, 2009, from $214.0 million in the six months ended June 30, 2008. The operating ratio was 78.1% in 2009 compared to 83.8% in 2008. The improvement in the operating ratio was primarily due to our continuing cost saving initiatives, which include reductions in labor expenses, maintenance expenditures for right of way improvements in addition to a reduction in car hire expense and a decrease in fuel prices in the six months ended June 30, 2009 as compared to the same period in 2008. During the six months ended June 30, 2009 and 2008, operating expenses also include $0.6 million and $1.4 million, respectively, of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. The costs incurred during the six months ended June 30, 2009 and 2008 are included within labor and benefits ($0.4 million and $0.8 million, respectively) and purchased services ($0.2 million and $0.6 million, respectively).

The net decrease in operating expenses was due to the following:

•	Labor and benefits expense decreased $8.1 million, or 11% primarily due to a reduction in labor force as a result of the decline in carload volumes and additional cost savings initiatives implemented by management. Other benefits expense decreased as the six months ended June 30, 2008, included accrued termination benefits related to the restructuring and relocation of corporate headquarters. Health insurance costs continued to decrease in 2009 as a result of a change to our health insurance provider in early 2008 and an increase in employee contributions;

•	Equipment rents expense decreased $5.2 million, or 22% primarily due to a reduction in car hire expense as a result of the decline in carload volume;

•	Purchased services expense decreased $2.3 million, or 13% primarily due to cost reduction initiatives implemented by management during 2009;

•	Diesel fuel expense decreased $24.7 million, or 62% primarily due to lower average fuel costs of $1.72 per gallon in 2009 compared to $3.40 per gallon in 2008, resulting in a $13.8 million decrease in fuel expense and a favorable consumption variance of $10.7 million;

•	Casualties and insurance expense decreased $0.5 million, or 5% primarily due to a decrease in FRA reportable train accidents to 13 in the six months ended June 30, 2009 from 26 in the six months ended June 30, 2008;

•	Materials expense increased $0.2 million, or 4% primarily due to an increase in car repair material purchases, partially offset by a decrease in locomotive materials as a result of fewer repairs;

•	Joint facilities expense decreased $4.3 million, or 65% primarily due to the decline in carload volume;

•	Other expenses decreased $10.0 million, or 55% primarily due to a reduction in expense as a result of the execution of the Track Maintenance Agreement in 2009 as mentioned previously. For the six months ended June 30, 2009, the Shipper paid for $8.4 million of maintenance expenditures;

•	Asset sales resulted in net losses (gains) of $1.0 million and $(0.1) million in the six months ended June 30, 2009 and 2008, respectively. The gain on sale of $0.1 million in the six months of 2008 is primarily due to easement sales along our corridor of track. During the six months ended June 30, 2009, we sold a portion of track owned by the Central Railroad of Indianapolis at a price set by the STB of $0.4 million, which resulted in a loss on disposition of $1.5 million. We also sold a portion of track owned by the Central Oregon and Pacific Railroad, known as the Coos Bay Line, to the Port of Coos Bay for $16.6 million. The carrying value of this line approximated the sale price; and

•	Depreciation and amortization expense increased as a percentage of operating revenue to 10.0% in the six months ended June 30, 2009, from 7.7% in the six months ended June 30, 2008 due to the capitalization and depreciation of 2008 and 2009 capital projects and the overall decrease in operating revenue.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $11.0 million to $35.3 million for the six months ended June 30, 2009, from $24.3 million in the six months ended June 30, 2008. This increase is primarily due to an increase in the effective interest rate on our debt beginning in the third quarter of 2008, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs. The interest rate on the bridge credit facility increased to LIBOR plus 4.00% from LIBOR plus 2.25%, effective July 1, 2008 as part of the amendment to extend the maturity of the loan. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the 2008 amendment and extension of the bridge credit facility. Interest expense includes $8.6 million and $2.8 million of amortization costs for the six months ended June 30, 2009 and 2008, respectively. The six months ended June 30, 2009 amortization costs includes $1.0 million of swap termination cost amortization, which was incurred during the period from June 23, 2009 to June 30, 2009. In connection with the repayment of the bridge credit facility, we terminated our existing interest rate swap. Per SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” since the hedged cash flow transactions, future interest payments, did not terminate, but continued with the senior secured notes, the fair value of the hedge on the termination date in accumulated comprehensive loss is amortized into interest expense over the shorter of the remaining life of the swap or the maturity of the notes.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowing held by one of our Canadian subsidiaries and the write-off of unamortized deferred loan costs associated with our former bridge credit facility. For the six months ended June 30, 2009, the exchange rates increased, resulting in a foreign exchange gain of $1.2 million, and for the six months ended June 30, 2008, the exchange rates decreased, resulting in a foreign exchange loss of $1.3 million, respectively. The six months ended June 30, 2009 includes a $2.6 million loss associated with the write-off of unamortized deferred loan costs.

Income Taxes.  The effective income tax rates for the six months ended June 30, 2009 and 2008 for continuing operations were 27.2% and 67.5%, respectively. Our overall effective tax rate for the six months ended June 30, 2009, benefited from the resolution of the Australian tax audit matter during the period which resulted in a net tax benefit of approximately $2.5 million. Other factors impacting the effective tax rate for the six months ended June 30, 2009 included the adverse impact of significant non-operational losses with minimal state tax benefit, off-set by the favorable Canadian tax rate differential for foreign exchange gains and the tax benefit claimed for the loss on sale of a portion of track. Our overall effective tax rate for the six months ended June 30, 2008 was adversely impacted by the significant non-operational losses with minimal state tax benefit, the tax effects for repatriated Canadian earnings, an accrual for uncertain tax positions, and the revaluation of deferred taxes for changes in estimated state apportionment factors. The rate for the six months ended June 30, 2009, did not include a federal tax benefit related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008 due to the execution of the Track Maintenance Agreement in 2009 as discussed above. The rate for the six months ended June 30, 2008, did not include a federal tax benefit related to the track maintenance credit provisions as the Tax Extenders and AMT Relief Act of 2008 was not enacted until the fourth quarter of 2008. For the six months ended June 30, 2009 and 2008 we paid cash taxes of $1.7 million and $4.0 million, respectively.

Discontinued Operations.  In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In the first quarter of 2009, we recorded an adjustment of $0.3 million, or $0.2 million, after tax, through the gain on sale of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the six months ended June 30, 2008, we incurred additional consulting costs associated with sale of Freight Australia of $0.5 million or $0.3 million, after tax, related to the Australian Taxation Office, or ATO, audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. On May 14, 2009, we received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, during the second quarter of 2009, we removed the previously recorded tax reserves resulting in a benefit to the continuing operations tax provision of $2.5 million, an adjustment to the gain on sale of discontinued operations of $12.3 million and reduced our accrual for consulting fees resulting in a gain on sale of discontinued operations of $0.7 million, or $0.5 million, after tax.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

The following table presents combined revenue and expense information for the twelve months ended December 31, 2007. The information was derived from the audited consolidated financial statements of RailAmerica as the Predecessor for the period January 1, 2007 through February 14, 2007 and as Successor for the period from February 15, 2007 through December 31, 2007.

The combined Statements of Operations are being presented solely to assist comparisons across the years. The Successor period for 2007 in the combined Statements of Operations includes the effect of fair value purchase accounting adjustments resulting from the acquisition of RailAmerica on February 14, 2007. Due to the change in the basis of accounting resulting from the application of purchase accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

The combined information is a non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor or Successor results. Such data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the RailAmerica acquisition occurred on January 1, 2007 or that may be obtained for any future period.

		2007
	2008	Successor	Predecessor	Combined
	Successor	February 15,	January 1,	(Non-GAAP)
	Year Ended	2007 through	2007 through	Year Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2007
	(In thousands)
Operating revenue	$508,466	$424,154	$55,766	$479,920
Operating expenses:
Transportation	278,241	236,156	43,949	280,105
Selling, general and administrative	102,876	87,474	8,387	95,861
Net gain on sale of assets	(1,697)	—	(27)	(27)
Impairment of assets	3,420	—	—	—
Depreciation and amortization	39,578	32,146	4,848	36,994

Total operating expenses	422,418	355,776	57,157	412,933
Operating income (loss)	86,048	68,378	(1,391)	66,987
Interest expense, including amortization costs	(61,678)	(42,996)	(3,275)	(46,271)
Other income (loss)	(9,008)	7,129	284	7,413

Income (loss) from continuing operations before income taxes	15,362	32,511	(4,382)	28,129
Provision for (benefit from) income taxes	1,599	(1,747)	935	(812)

Income (loss) from continuing operations	13,763	34,258	(5,317)	28,941
Discontinued operations:
Gain (loss) on disposal of discontinued business	2,764	(756)	—	(756)

Net income (loss)	$16,527	$33,502	$(5,317)	$28,185

Operating Revenue

Operating revenue increased by $28.6 million, or 6%, to $508.5 million in the year ended December 31, 2008, from $479.9 million in the year ended December 31, 2007. Total carloads decreased 9% to 1,056,710 in 2008, from 1,162,663 in 2007. The net increase in operating revenue is primarily due to negotiated rate increases, higher fuel surcharges, which increased $12.9 million from prior year, partially offset by the decrease in carloads. The decrease in carloads is primarily due to a decrease in bridge traffic at one of our Canadian railroads and a decline in lumber and forest product movements in the Pacific Northwest.

The increase in the average revenue per carload to $416 in the year ended December 31, 2008, from $361 in the comparable period in 2007 was primarily due to rate growth and higher fuel surcharges.

Non-freight revenue increased by $7.9 million, or 13%, to $68.4 million in the year ended December 31, 2008 from $60.5 million in the year ended December 31, 2007. This increase is primarily due to increases in storage fees, real estate rental revenue and demurrage charges.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2008 and 2007:

				Combined Year Ended
	Year Ended December 31, 2008			December 31, 2007 (Non-GAAP)
			Average Freight			Average Freight
	Freight		Revenue per	Freight		Revenue per
	Revenue	Carloads	Carload	Revenue	Carloads	Carload
	(Dollars in thousands, except carloads and average freight revenue per carload)

Agricultural Products	$61,193	143,730	$426	$54,633	147,363	$371
Chemicals	60,082	104,791	573	56,692	113,234	501
Metallic Ores and Metals	52,378	93,419	561	43,419	87,658	495
Pulp, Paper and Allied Products	41,861	78,279	535	37,371	78,531	476
Forest Products	40,269	71,419	564	50,361	95,784	526
Non-Metallic Minerals and Products	38,553	93,690	411	39,095	109,465	357
Coal	37,364	177,847	210	36,653	189,471	193
Other	28,492	97,088	293	27,590	139,469	198
Waste and Scrap Materials	28,392	77,495	366	28,637	84,766	338
Food or Kindred Products	26,287	54,676	481	20,326	47,562	427
Petroleum	19,733	44,946	439	17,912	44,033	407
Motor Vehicles	5,437	19,330	281	6,689	25,327	264

Total	$440,041	1,056,710	$416	$419,378	1,162,663	$361

Freight revenue was $440.0 million in the year ended December 31, 2008, compared to $419.4 million in the year ended December 31, 2007, an increase of $20.6 million or 5%. This increase was primarily due to the net effect of the following:

•	Agricultural products revenue increased $6.6 million or 12% primarily due to negotiated rate increases, higher fuel surcharges, new business to move soybeans in North Carolina, and an increase in carrot shipments in California, partially offset by customers in Kansas, Illinois and Michigan holding grain shipments in anticipation of more favorable grain prices;

•	Chemicals revenue increased $3.4 million or 6% primarily due to negotiated rate increases, higher fuel surcharges and additional haulage for existing customers in Ohio and Illinois. Carloads were down 7% primarily due to reduced shipments with a customer in South Carolina who filed for bankruptcy in early 2008 and special hauls in Alabama in 2007;

•	Metallic ores and metals revenue increased $9.0 million or 21% primarily due to negotiated rate increases, higher fuel surcharges, plate, and rebar shipments in Alabama and North Carolina, special pipe moves in Texas and Oklahoma and additional copper anode moves for an existing customer in New England, partially offset by a temporary closure of a customer facility in Texas;

•	Pulp, paper and allied products revenue increased $4.5 million or 12% primarily due to increased carloads in Alabama to support a production change at a customer plant, negotiated rate increases and higher fuel surcharges, partially offset by a decline in carloads in New England due to weak market conditions;

•	Forest products revenue decreased $10.1 million or 20% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Non-metallic minerals and products revenue decreased $0.5 million or 1% primarily due to a decrease in cement and limestone moves in the Southwest and Alabama as a result of a downturn in the construction industry;

•	Coal revenue increased $0.7 million or 2% primarily due to negotiated rate increases and increased business with existing power customers in the Midwest and Canada, partially offset by a 6% decrease in carloads from reduced shipments in Indiana as a result of coal shortages, power customers changing suppliers and weather related track wash-outs;

•	Other revenue increased $0.9 million or 3% primarily due to new business in Illinois to move wind turbine components, partially offset by a decrease in bridge traffic in Canada and a loss of intermodal traffic to a competitor in 2008. Carloads decreased 30% as a result of lower bridge traffic in Canada on one of our railroads where payment is primarily based on the number of trains rather than individual carloads. The total number of trains decreased 12% for the year ended December 31, 2008 compared to the year ended December 31, 2007;

•	Waste and scrap materials revenue decreased $0.2 million or 1% primarily due to a weakening demand for scrap iron in Ohio and a decrease in waste moves in South Carolina;

•	Food or kindred products revenue increased $6.0 million or 29% primarily due to negotiated rate increases, higher fuel surcharges and increased shipments of tomato products and beer in California, and soybean meal in Washington;

•	Petroleum revenue increased $1.8 million or 10% primarily due increased demand for LPG in Arizona and California and negotiated rate increases; and

•	Motor vehicles revenue decreased $1.3 million or 19% primarily due to a customer plant closing in Canada and reduced auto shipments in the Midwest.

Operating Expenses

The following table sets forth the operating revenue and expenses, for our consolidated operations for the periods indicated (dollars in thousands):

	2008		2007
	Successor		Successor	Predecessor	Combined
			February 15,	January 1,	(Non-GAAP)
			2007 through	2007 through	Year Ended
	Year Ended December 31,		December 31,	February 14,	December 31,
	2008		2007	2007	2007
Operating revenue	$508,466	100.0%	$424,154	$55,766	$479,920	100.0%
Operating expenses:
Labor and benefits	148,789	29.3%	121,879	22,605	144,484	30.1%
Equipment rents	45,020	8.9%	48,057	6,538	54,595	11.4%
Purchased services	38,792	7.6%	30,050	3,743	33,793	7.0%
Diesel fuel	69,974	13.8%	50,487	6,900	57,387	12.0%
Casualties and insurance	22,041	4.3%	24,057	5,347	29,404	6.1%
Materials	10,663	2.1%	9,068	1,286	10,354	2.1%
Joint facilities	12,573	2.5%	10,804	1,267	12,071	2.5%
Other expenses	33,265	6.6%	29,228	4,650	33,878	7.1%
Net loss (gain) on sale and impairment of assets	1,723	0.3%	—	(27)	(27)	0.0%
Depreciation and amortization	39,578	7.8%	32,146	4,848	36,994	7.7%

Total operating expenses	422,418	83.1%	355,776	57,157	412,933	86.0%

Operating income (loss)	$86,048	16.9%	$68,378	$(1,391)	$66,987	14.0%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations (in thousands).

				Combined Period Ended December 31, 2007
	Year Ended December 31, 2008			(Non-GAAP)
		Selling, General	Total		Selling, General	Total
		and	Operating		and	Operating
	Transportation	Administrative	Expenses	Transportation	Administrative	Expenses

Operating expenses:
Labor and benefits	$89,430	$59,359	$148,789	$91,169	$53,315	$144,484
Equipment rents	44,562	458	45,020	54,144	451	54,595
Purchased services	22,913	15,879	38,792	22,187	11,606	33,793
Diesel fuel	69,935	39	69,974	57,383	4	57,387
Casualties and insurance	14,312	7,729	22,041	21,575	7,829	29,404
Materials	9,494	1,169	10,663	9,299	1,055	10,354
Joint facilities	12,573	—	12,573	12,071	—	12,071
Other expenses	15,022	18,243	33,265	12,277	21,601	33,878
Net gain on sale of assets	—	—	1,723	—	—	(27)
Depreciation and amortization	—	—	39,578	—	—	36,994

Total operating expenses	$278,241	$102,876	$422,418	$280,105	$95,861	$412,933

Operating expenses increased to $422.4 million in the year ended December 31, 2008, from $412.9 million in the year ended December 31, 2007. The operating ratio was 83.1% in 2008 compared to 86.0% in 2007. The net decrease in the operating ratio was primarily due to our continuing cost saving initiatives, which include a reduction of locomotive lease expense and decreased casualties and insurance expense, in addition to a decrease in stock compensation expense, partially offset by higher diesel fuel prices in the year ended December 31, 2008 as compared to the same period in 2007. The 2008 operating expenses also include $6.1 million of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. These costs are included within labor and benefits ($4.2 million), purchased services ($1.4 million) and other expenses ($0.5 million).

The net increase in operating expenses is due to the following:

•	Labor and benefits expense increased $4.3 million, or 3% primarily due to increased other benefits expense in 2008 from accrued and paid termination benefits related to the restructuring and relocation of corporate headquarters from Boca Raton, Florida to Jacksonville, Florida, partially offset by lower health insurance costs in 2008 as a result of a change to our health insurance provider and increases in employee contributions and higher restricted stock amortization in 2007 from the accelerated vesting of restricted shares triggered by a change in control clause as a result of the Fortress acquisition;

•	Equipment rents expense decreased $9.6 million, or 18% primarily as a result of purchasing locomotives that were previously leased under operating agreements. Locomotive lease expense declined $5.1 million in the year ended December 31, 2008 compared to the year ended December 31, 2007;

•	Purchased services expense increased $5.0 million, or 15% primarily due to consulting fees incurred in connection with the restructuring and relocation mentioned above;

•	Diesel fuel expense increased $12.6 million, or 22% primarily due to higher average fuel costs of $3.23 per gallon in 2008 compared to $2.33 per gallon in 2007, resulting in a $19.0 million increase in fuel expense in the year ended December 31, 2008, partially offset by a favorable consumption variance of $6.4 million;

•	Casualties and insurance expense decreased $7.4 million, or 25% primarily due to an accrual of $3.0 million recorded in 2007 related to the Indiana & Ohio Railway, or IORY, Styrene incident and a decrease in FRA personal injuries to 26 in the year ended December 31, 2008 from 40 in the year ended December 31, 2007. Our FRA personal injury frequency ratio, which is measured as the number of reportable injuries per 200,000 person hours worked, was 1.64 at December 31, 2008, compared to 2.37 at December 31, 2007;

•	Materials expense remained relatively flat with a slight increase of $0.3 million, or 3%;

•	Joint facilities expense increased $0.5 million, or 4% primarily due to an increase in reciprocal switch and usage charges;

•	Other expenses remained relatively flat at $33.3 million in the year ended December 31, 2008 and $33.9 million in the year ended December 31, 2007;

•	Asset sales and impairment resulted in a net loss of $1.7 million compared to a net gain of $0.03 million in the year ended December 31, 2008 and 2007, respectively. The year ended December 31, 2008 includes impairment charges of $3.4 million related to the former corporate headquarters building located in Boca Raton, Florida and to disposed surplus locomotives; and

•	Depreciation and amortization expense increased as a percentage of operating revenue to 7.8% in the year ended December 31, 2008, from 7.7% in the year ended December 31, 2007 due to the capitalization and depreciation of 2008 capital projects.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $15.4 million to $61.7 million for the year ended December 31, 2008, from $46.3 million in the year ended December 31, 2007. This increase is primarily due to an increase in the effective interest rate on our debt in the third quarter of 2008, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs and the increase in our long term debt balance as a result of the merger transaction in 2007. The interest rate on the bridge credit facility increased to LIBOR plus 4% from LIBOR plus 2.25%, effective July 1, 2008 as part of the amendment to extend the maturity of the loan. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the bridge credit facility and for the 2008 amendment and extension, which are amortized over a shorter period of time than the previous deferred financing costs as a result of the shorter maturity of the credit agreement. The year ended December 31, 2007, includes a month and a half of interest on a term loan balance of approximately $388 million, which increased to $625 million on February 14, 2007 under the bridge credit facility agreement. Interest expense includes $10.1 million and $2.9 million of amortization costs for the periods ended December 31, 2008 and 2007, respectively.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowings held by one of our Canadian subsidiaries. For the year ended December 31, 2008 the exchange rates decreased, resulting in a foreign exchange loss of $8.3 million, while the increase in the foreign exchange rates in the prior year resulted in a foreign exchange gain of $7.0 million.

Income Taxes.  Our effective income tax rates for the years ended December 31, 2008 and 2007 for continuing operations were a provision of 10.4% and a benefit of 2.9%, respectively. The rates for the years ended December 31, 2008 and 2007 both included a federal tax benefit of approximately $16 million related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008. The rate for the year ended December 31, 2008 includes an interest adjustment related to our FIN 48 reserve and an increase of the valuation allowance against certain deferred tax assets. Cash taxes paid were $6.7 million and $2.9 million in the years ended December 31, 2008 and 2007, respectively.

Discontinued Operations.  In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In 2008, we settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after tax, through the gain on sale of discontinued operations.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the years ended December 31, 2008 and 2007, we incurred additional consulting costs associated with sale of Freight Australia of $1.9 million or $1.3 million, after tax, and $1.1 million or $0.8 million, after tax, related to the ATO audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. In addition, we recognized foreign exchange gains of $4.0 million or $2.8 million, after tax, on tax reserves established in conjunction with the ATO audit during the period ended December 31, 2008.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

The following table presents combined revenue and expense information for the twelve months ended December 31, 2007. The information was derived from the audited consolidated financial statements of RailAmerica as the Predecessor for the period January 1, 2007 through February 14, 2007 and as Successor for the period from February 15, 2007 through December 31, 2007.

The combined Statements of Operations are being presented solely to assist comparisons across the years. The Successor period for 2007 in the combined Statements of Operations includes the effect of fair value purchase accounting adjustments resulting from the acquisition of RailAmerica on February 14, 2007. Due to the change in the basis of accounting resulting from the application of purchase accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

The combined information is a non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor or Successor results. Such data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the RailAmerica acquisition occurred on January 1, 2007 or that may be obtained for any future period.

	2007
	Successor	Predecessor	Combined	2006
	February 15,	January 1,	(Non-GAAP)	Predecessor
	2007 through	2007 through	Year Ended	Year Ended
	December 31,	February 14,	December 31,	December 31,
	2007	2007	2007	2006
	(in thousands)
Operating revenue	$424,154	$55,766	$479,920	$462,580
Operating expenses:
Transportation	236,156	43,949	280,105	278,314
Selling, general and administrative	87,474	8,387	95,861	99,515
Net gain on sale of assets	—	(27)	(27)	(3,384)
Depreciation and amortization	32,146	4,848	36,994	38,132

Total operating expenses	355,776	57,157	412,933	412,577
Operating income (loss)	68,378	(1,391)	66,987	50,003
Interest expense, including amortization costs	(42,996)	(3,275)	(46,271)	(27,392)
Other income	7,129	284	7,413	—

Income (loss) from continuing operations before income taxes	32,511	(4,382)	28,129	22,611
Provision for (benefit from) income taxes	(1,747)	935	(812)	(4,809)

Income (loss) from continuing operations	34,258	(5,317)	28,941	27,420
Discontinued operations:

	2007
	Successor	Predecessor	Combined	2006
	February 15,	January 1,	(Non-GAAP)	Predecessor
	2007 through	2007 through	Year Ended	Year Ended
	December 31,	February 14,	December 31,	December 31,
	2007	2007	2007	2006
	(in thousands)
Gain (loss) on disposal of discontinued business	(756)	—	(756)	9,060
Income from operations of discontinued business	—	—	—	163

Net income (loss)	$33,502	$(5,317)	$28,185	$36,643

Operating Revenue

Operating revenue increased by $17.3 million, or 4%, to $479.9 million in the year ended December 31, 2007, from $462.6 million in the year ended December 31, 2006. Total carloads decreased 6% to 1,162,663 in 2007, from 1,238,182 in 2006. The net increase in operating revenue is primarily due to negotiated rate increases and the strengthening of the Canadian dollar, partially offset by the decrease in carloads and lower fuel surcharges, which decreased $1.1 million from the prior year. The decrease in carloads is primarily due to a decrease in overhead bridge moves at one of our Canadian railroads and a decline in lumber and forest product movements in the Pacific Northwest.

The increase in the average revenue per carload to $361 in the year ended December 31, 2007, from $328 in the comparable period in 2006 was primarily due to negotiated rate increases.

Non-freight revenue increased by $4.3 million, or 8%, to $60.5 million in the year ended December 31, 2007 from $56.2 million in the year ended December 31, 2006. This net increase is primarily due to an increase in storage fees and demurrage charges, partially offset by a decrease in car hire income.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2007 and 2006:

	Combined
	Year Ended December 31, 2007
	(Non-GAAP)			Year Ended December 31, 2006
			Average			Average
	Freight		Revenue	Freight		Revenue
	Revenue	Carloads	per carload	Revenue	Carloads	per Carload
	(Dollars in thousands, except carload and average revenue per carload)

Chemicals	$56,692	113,234	$501	$49,894	109,004	$458
Agricultural Products	54,633	147,363	371	51,751	153,169	338
Forest Products	50,361	95,784	526	58,380	117,963	495
Metallic Ores and Metals	43,419	87,658	495	35,261	73,936	477
Non-Metallic Minerals and Products	39,095	109,465	357	41,015	119,691	343
Pulp, Paper and Allied Products	37,371	78,531	476	31,405	77,645	404
Coal	36,653	189,471	193	39,818	209,126	190
Waste and Scrap Materials	28,637	84,766	338	25,626	80,420	319
Other	27,590	139,469	198	30,442	184,920	165
Food or Kindred Products	20,326	47,562	427	19,315	47,146	410
Petroleum	17,912	44,033	407	16,974	41,855	406
Motor Vehicles	6,689	25,327	264	6,485	23,307	278

Total	$419,378	1,162,663	$361	$406,366	1,238,182	$328

Freight revenue was $419.4 million in the year ended December 31, 2007, compared to $406.4 million in the year ended December 31, 2006, an increase of $13.0 million or 3%. This increase was primarily due to the net effect of the following:

•	Chemicals revenue increased $6.8 million or 14% primarily due to negotiated rate increases and volume growth with existing customers;

•	Agricultural products revenue increased $2.9 million or 6% primarily due to negotiated rate increases, offset by a decline in carloads due to strong local crops eliminating the need for haulage via rail;

•	Forest products revenue decreased $8.0 million or 14% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Metallic ores and metals revenue increased $8.2 million or 23% primarily due to negotiated rate increases, favorable market conditions which resulted in increased shipments with existing customers and a new customer in the Southeast;

•	Non-metallic minerals and products revenue decreased $1.9 million or 5% primarily due to reduced volumes as core consumers changed sourcing options and made raw material substitutions and decreases in housing construction in the Midwest;

•	Pulp, paper and allied products revenue increased $6.0 million or 19% primarily due to negotiated price increases as a result of working closely with our Class I partners to take significant and targeted price actions;

•	Coal revenue decreased $3.2 million or 8% primarily due to the loss of some short-haul business to aggressive truck pricing;

•	Waste and scrap materials revenue increased $3.0 million or 12% primarily due to a demand for scrap iron and steel as a result of declining imports at competitive pricing;

•	Other revenue decreased $2.9 million or 9% primarily due to a decrease in bridge traffic in Canada. Carloads decreased 25% as a result of lower bridge traffic in Canada on one of our railroads where payment is primarily based on the number of trains rather than individual carloads;

•	Food or kindred products revenue increased $1.0 million or 5% primarily due to a change in traffic mix;

•	Petroleum revenue increased $0.9 million or 6% primarily due to negotiated rate increases; and

•	Motor vehicles revenue increased $0.2 million or 3% primarily due to new business with an existing customer.

Operating Expenses

The following table sets forth the operating revenue and expenses for our consolidated operations for the periods indicated (dollars in thousands).

	2007
	Predecessor	Successor	Combined
	January 1,	February 15,	(Non-GAAP)		2006
	2007 through	2007 through	Year Ended		Predecessor
	February 14,	December 31,	December 31,		Year Ended
	2007	2007	2007		December 31, 2006
Operating revenue	$55,766	$424,154	$479,920	100.0%	$462,580	100.0%
Operating expenses:
Labor and benefits	22,605	121,879	144,484	30.1%	144,256	31.2%
Equipment rents	6,538	48,057	54,595	11.4%	55,356	12.0%
Purchased services	3,743	30,050	33,793	7.0%	37,701	8.2%
Diesel fuel	6,900	50,487	57,387	12.0%	57,456	12.4%
Casualties and insurance	5,347	24,057	29,404	6.1%	21,475	4.7%
Materials	1,286	9,068	10,354	2.1%	10,824	2.3%
Joint facilities	1,267	10,804	12,071	2.5%	13,068	2.8%
Other expenses	4,650	29,228	33,878	7.1%	37,693	8.1%
Net gain on sale of assets	(27)	—	(27)	0.0%	(3,384)	(0.7)%
Depreciation and amortization	4,848	32,146	36,994	7.7%	38,132	8.2%

Total operating expenses	57,157	355,776	412,933	86.0%	412,577	89.2%

Operating income (loss)	$(1,391)	$68,378	$66,987	14.0%	$50,003	10.8%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations.

	Combined Period Ended December 31, 2007
	(Non-GAAP)			Year Ended December 31, 2006
			Total			Total
		Selling, general	Operating		Selling, general	Operating
	Transportation	and administrative	Expenses	Transportation	and administrative	Expenses
	(in thousands)

Operating expenses:
Labor and benefits	$91,169	$53,315	$144,484	$93,025	$51,231	$144,256
Equipment rents	54,144	451	54,595	54,936	420	55,356
Purchased services	22,187	11,606	33,793	22,366	15,335	37,701
Diesel fuel	57,383	4	57,387	57,429	27	57,456
Casualties and insurance	21,575	7,829	29,404	13,792	7,683	21,475
Materials	9,299	1,055	10,354	9,660	1,164	10,824
Joint facilities	12,071	—	12,071	13,068	—	13,068
Other expenses	12,277	21,601	33,878	14,038	23,655	37,693
Net gain on sale of assets	—	—	(27)	—	—	(3,384)
Depreciation and amortization	—	—	36,994	—	—	38,132

Total operating expenses	$280,105	$95,861	$412,933	$278,314	$99,515	$412,577

Operating expenses increased to $412.9 million in the year ended December 31, 2007, from $412.6 million in the year ended December 31, 2006. The operating ratio was 86.0% in 2007 compared to 89.2% in 2006.

The net decrease in the operating ratio was primarily due to a decrease in purchased services and other expenses, partially offset by an increase in casualties and insurance expense in the year ended December 31, 2007 as compared to the same period in 2006.

The net increase in operating expenses is due to the following:

•	Labor and benefits expense increased $0.2 million, or less than 1% primarily due to higher restricted stock amortization in 2007 as compared to 2006 from the accelerated vesting of restricted shares triggered by a change in control clause as a result of the Fortress acquisition, partially offset by decreased salaries and wages in 2007 compared to 2006 from the severance of former senior executives upon the change in control;

•	Equipment rents expense decreased $0.8 million, or 1% primarily as a result of purchasing locomotives that were previously leased under operating agreements. Locomotive lease expense declined $1.0 million in the year ended December 31, 2007 compared to the year ended December 31, 2006;

•	Purchased services expense decreased $3.9 million, or 10% primarily due to consulting fees incurred in connection with our Process Improvement Project and reorganization in 2006;

•	Diesel fuel expense remained relatively flat at $57.4 million in the year ended December 31, 2007 and $57.5 million in the year ended December 31, 2006 primarily due to higher average fuel costs of $2.33 per gallon in 2007 compared to $2.20 per gallon in 2006, resulting in a $2.9 million increase in fuel expense in the year ended December 31, 2007, partially offset by a favorable consumption variance of $3.1 million;

•	Casualties and insurance expense increased $7.9 million, or 37% primarily due to an accrual of $3.0 million recorded in 2007 related to the IORY Styrene incident, an increase in our personal injury accruals of $2.3 million during 2007, and an increase in FRA personal injury frequency ratio to 2.37 at December 31, 2007, compared to 2.21 at December 31, 2006;

•	Materials expense decreased $0.4 million, or 3% primarily due to cost saving initiatives implemented by management which resulted in lower track material and tools and supplies costs;

•	Joint facilities expense decreased $1.0 million, or 8% primarily due to a decrease in usage fees and switch charges as a result of the decrease in carloads;

•	Other expenses decreased $3.8 million, or 10% primarily due to a reduction in rent, bad debt and travel and entertainment expenses in 2007;

•	Asset sales resulted in gains of $0.03 million compared to a net gain of $3.4 million in the year ended December 31, 2007 and 2006, respectively. The year ended December 31, 2006 included several land and easement sales along our railroad properties in the Pacific Northwest which resulted in asset sale gains; and

•	Depreciation and amortization expense decreased as a percentage of operating revenue to 7.7% in the year ended December 31, 2007, from 8.2% in the year ended December 31, 2006 as a result of a change in estimated asset lives in connection with the Fortress acquisition.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $18.9 million to $46.3 million for the year ended December 31, 2007, from $27.4 million in the year ended December 31, 2006. This increase is primarily due to an increase in our long term debt balance from approximately $388 million to $625 million on February 14, 2007 as a result of the merger transaction. In addition, the effective interest rate on our debt, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs increased as a result of the merger transaction in 2007. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the bridge credit facility, which are amortized over a shorter period of time than the previous deferred financing costs as a result of the shorter maturity of the credit agreement. Interest expense includes $2.9 million and $0.6 million of amortization costs for the periods ended December 31, 2007 and 2006, respectively.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowings held by one of our Canadian subsidiaries as a result of the refinancing in 2007. For the year ended December 31, 2007 the Canadian dollar strengthened, resulting in a foreign exchange gain of $7.0 million.

Income Taxes.  Our effective income tax rates for the years ended December 31, 2007 and 2006 for continuing operations were a benefit of 2.8% and 21.3%, respectively. The rates for the years ended December 31, 2007 and 2006 included a federal tax benefit of approximately $16 million and $13 million, respectively, related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004. The rate for the year ended December 31, 2006 includes a $1.7 million tax benefit as a result of changes in Canadian tax law. For the years ended December 31, 2007 and 2006, we paid cash taxes of $2.9 million and $3.7 million, respectively.

Discontinued Operations.  On June 30, 2006, we finalized the donation of our E&N Railway operations to the Island Corridor Foundation in exchange for $0.9 million in cash and a promissory note of $0.3 million. This transaction resulted in the recognition of a pre-tax gain of $2.5 million, or $2.4 million net of tax, in the gain from sale of discontinued operations during the year ended December 31, 2006. The results of operations for the E&N Railway have been presented as discontinued operations. For the year ended December 31, 2006, the E&N Railway contributed income of approximately $0.1 million to income from discontinued operations.

In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. The results of operations for the Alberta Railroad Properties have been presented as discontinued operations. For the year ended December 31, 2006, the Alberta Railroad Properties contributed income of $0.06 million to income from discontinued operations. In conjunction with the completion of the sale in 2006, we recorded an additional tax provision on the sale of the discontinued operations of $1.1 million.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). The share sale agreement provided for an additional payment to RailAmerica of AUD $7 million (US $5 million) based on the changes in the net assets of Freight Australia from September 30, 2003 through August 31, 2004, which was received in December 2004, and also provided various representations and warranties by us to the buyer. Potential claims against us for violations of most of the representations and warranties were capped at AUD $50 million (US $39.5 million). No claims were asserted by the buyer. Accordingly, we reduced our reserve for warranty claims by $13.4 million, $8.0 million net of tax, through discontinued operations in the year ended December 31, 2006. During the years ended December 31, 2007 and 2006, we incurred additional consulting costs associated with sale of Freight Australia of $1.1 million or $0.8 million, after tax, and $0.3 million or $0.2 million, after tax, respectively, related to the ATO audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. These amounts are reflected in the gain (loss) on sale of discontinued operations.

Liquidity and Capital Resources

The discussion of liquidity and capital resources that follows reflects our consolidated results and includes all subsidiaries. We have historically met our liquidity requirements primarily from cash generated from operations and borrowings under our credit agreements which are used to fund capital expenditures and debt service requirements. For the six months ended June 30, 2009, there was a net cash outflow from operations primarily due to the termination of the interest rate swap and the payment of accrued interest of $55.8 million and $8.7 million, respectively, in conjunction with the repayment of the bridge credit facility in June 2009. We believe that we will be able to generate sufficient cash flow from operations to meet our capital expenditure and debt service requirements through our continued focus on revenue growth and operating efficiency as discussed under “— Managing Business Performance.”

Operating Activities

Cash used in operating activities was $43.4 million for the six months ended June 30, 2009, compared to cash provided by operating activities of $38.8 million for the six months ended June 30, 2008. The decrease in cash flows from operating activities was primarily due to the termination of the existing interest rate swap in connection with the repayment of the bridge credit facility in June 2009.

Cash provided by operating activities was $83.6 million, $66.2 million and $60.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in cash flows from operating activities from 2007 to 2008 was primarily due to an increase in operating income and a more timely collection of accounts receivable in 2008. The increase in cash flows from operating activities from 2006 to 2007 was primarily due to an increase in operating income in 2007.

Investing Activities

Cash used in investing activities was $6.5 million for the six months ended June 30, 2009, compared to $28.9 million for the six months ended June 30, 2008. The decrease was primarily due to the sale of the Coos Bay Line to the Port of Coos Bay for $16.6 million. Capital expenditures were $25.8 million in the six months ended June 30, 2009, compared to $29.6 million in the six months ended June 30, 2008. Asset sale proceeds were $19.6 million for the six months ended June 30, 2009 compared to $0.7 million for the six months ended June 30, 2008, primarily due to the sale of the Coos Bay Line.

Cash used in investing activities was $45.7 million, $1,155.5 million and $35.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in cash used in investing activities from 2007 to 2008 and increase from 2006 to 2007 was primarily due to the acquisition of RailAmerica by private equity funds managed by an affiliate of Fortress in February 2007, which resulted in $1,087.5 million of payments to common shareholders and repayment of the old senior credit facility. Capital expenditures were $61.3 million, $70.9 million and $70.4 million in the years ended December 31, 2008, 2007 and 2006, respectively. Asset sale proceeds were $17.4 million, $2.9 million and $35.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Asset sale proceeds in 2008 were primarily due to the sale of the former corporate headquarters in Boca Raton, Florida. Asset sale proceeds in 2007 were primarily from land and easements sales that occurred throughout the year. Asset sales proceeds in 2006 consisted of cash received from the sale of Alberta Railroad Properties, cash receipts on a note receivable related to the sale of our former Chilean railroad operations and proceeds from the disposition of the E&N Railway.

Financing Activities

Cash provided by financing activities was $46.9 million for the six months ended June 30, 2009, compared to cash used in financing activities of $0.7 million in the six months ended June 30, 2008. The cash provided by financing activities in the six months ended June 30, 2009 was due to the issuance of the 9.25% senior secured notes, partially offset by the cash used to repay the existing bridge credit facility and financing costs associated with the issuance of the notes. The cash used in financing activities during the first six months of 2008 was primarily due to scheduled payments of other long term debt.

Cash (used in) provided by financing activities was $(24.8) million, $1,091.4 million and $(27.1) million during the years ended December 31, 2008, 2007 and 2006, respectively. The cash used in financing activities during 2008 was primarily for the amendment fee paid in the third quarter of 2008 and the repayment of the mortgage on the corporate headquarters building sold during the third quarter of 2008. The cash provided by financing activities in 2007 was primarily due to the acquisition of RailAmerica by investment funds managed by an affiliate of Fortress in February 2007. At this time, we entered into a new bridge credit facility agreement, as described below, and received a capital contribution. Cash used in financing activities during 2006 was primarily for the paydown of our former senior term debt upon the receipt of the cash proceeds from the sale of the Alberta Railroad Properties.

Working Capital

As of June 30, 2009, we had working capital of $45.4 million, including cash on hand of $23.9 million, and approximately $25.0 million of availability under the ABL Facility, compared to working capital of $19.4 million, including cash on hand of $27.0 million, and $25.0 million of availability under our prior revolving credit facility at December 31, 2008. The working capital increase at June 30, 2009, compared to December 31, 2008, is primarily due to the decrease in accrued liabilities as a result of interest and incentive compensation payments. Our cash flows from operations and borrowings under our credit agreements historically have been sufficient to meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt service requirements.

In June 2009, we declared and paid a cash dividend in the amount of $20.0 million to our common stockholders.

We expect to use a portion of the net proceeds from this offering to redeem up to $74 million aggregate principal amount of our senior secured notes described in “Description of Certain Indebtedness” at a price equal to 103% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. The redemption of $74 million of senior secured notes represents 10% of the aggregate principal amount of the notes. This redemption of notes enables us to pay the least amount of additional premium as compared to an option that we may redeem up to 35% of the aggregate principal amount at a price of 109.25% (see “Description of Certain Indebtedness — 9.25% Senior Secured Notes”), and will reduce our annual interest expense. In addition, a 10% redemption of the aggregate principal amount of the notes will improve our capital structure and liquidity to give us the opportunity to pursue our growth strategies.

Upon consummation of this offering, we expect to continue to sufficiently meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt service requirements with our cash flows from operations and borrowings under the ABL Facility.

Long-term Debt

$740 million 9.25% Senior Secured Notes

On June 23, 2009, we sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s fees and the original issue discount. The notes are secured by first-priority liens on substantially all of our and the guarantors’ assets. The guarantors are defined essentially as our existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

We may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. We may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, we may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, we may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter.

$40 million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, we also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of June 30, 2009, there was approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and indenture contain various covenants and restrictions that will limit us and our restricted subsidiaries’ ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of June 30, 2009, we had no outstanding balance under the Facility.

Covenants to Senior Secured Notes and ABL Facility

Adjusted EBITDA, as defined in the indenture governing the senior secured notes, is the key financial covenant measure that monitors our ability to undertake key investing and financing functions, such as making investments, transferring property, paying dividends, and incurring additional indebtedness.

The following table sets forth the reconciliation of Adjusted EBITDA from our cash flow from operating activities (in thousands):

	Successor				Predecessor
				February 15th,	January 1,
	Six Months Ended		Year Ended	2007 through	2007 through	Year Ended
	June 30,		December 31,	December 31,	February 14th,	December 31,
	2009	2008	2008	2007	2007	2006
Cash flows from operating activities to Adjusted EBITDA Reconciliation:
Net cash (used in) provided by operating activities	$(43,358)	$38,754	$83,572	$67,931	$(1,763)	$60,603
Changes in working capital accounts	27,738	1,468	(11,524)	(10,779)	5,965	(3,717)
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	(28,150)	(21,688)	(49,118)	(36,447)	(4,917)	(38,772)
Amortization of swap termination costs	(972)	—	—	—	—	—
Net gain (loss) on sale or disposal of properties	12,258	(353)	1,738	(1,141)	27	19,058
Foreign exchange gain (loss) on debt	1,160	(1,340)	(8,260)	7,048	—	—
Swap termination costs	55,750	—	—	—	—	—
Write-off of deferred financing costs	(2,593)	—	—	—	—	—
Equity compensation costs	(1,942)	(1,695)	(3,042)	(1,178)	(3,524)	(2,604)
Deferred income taxes	(664)	(10,372)	3,161	8,068	(1,105)	2,075

Net income	19,227	4,774	16,527	33,502	(5,317)	36,643

Add: Discontinued operations (gain) loss	(12,951)	297	(2,764)	756	—	(9,223)

Income from continuing operations	6,276	5,071	13,763	34,258	(5,317)	27,420
Add:
Provision for (benefit from) income taxes	2,350	10,525	1,599	(1,747)	935	(4,809)
Interest expense, including amortization costs	35,263	24,334	61,678	42,996	3,275	27,392

	Successor				Predecessor
				February 15th,	January 1,
	Six Months Ended		Year Ended	2007 through	2007 through	Year Ended
	June 30,		December 31,	December 31,	February 14th,	December 31,
	2009	2008	2008	2007	2007	2006
Depreciation and amortization	20,566	19,599	39,578	32,146	4,848	38,132

EBITDA	64,455	59,529	116,618	107,653	3,741	88,135
Add:
Impairment of assets	—	—	3,420	—	—	—
Equity compensation costs	1,942	1,695	3,042	1,178	3,524	2,604
Foreign exchange (gain) loss on debt	(1,160)	1,340	8,260	(7,048)	—	—
Write-off of deferred financing costs	2,593	—	—	—	—	—
Non-recurring headquarter relocation costs	636	1,374	6,089	—	—	—

Adjusted EBITDA	$68,466	$63,938	$137,429	$101,783	$7,265	$90,739

Based on current levels of Adjusted EBITDA, we are not restricted in undertaking key investing and financing functions as discussed above.

Adjusted EBITDA, as presented herein, is a supplemental measure of liquidity that is not required by, or presented in accordance with, GAAP. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, Adjusted EBITDA has limitations as an analytical tool. It is not a measurement of our cash flows from operating activities under GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of liquidity.

$650 million Bridge Credit Facility

As part of the merger transaction in which we were acquired by certain private equity funds managed by affiliates of Fortress we terminated the commitments under our former Amended and Restated Credit Agreement and repaid all outstanding loans and other obligations in full under this Agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, we entered into a $650 million bridge credit facility agreement. The facility consists of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. We entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at our option. Under the amended bridge credit facility agreement, the term loans and revolving loans bear interest at LIBOR plus 4.0%. The bridge credit facility agreement originally matured on August 14, 2008, and as such, the outstanding loan balance under this agreement was reflected as a current liability at December 31, 2007. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%.

In November 2008, we entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted us to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers are collateralized by the assets of and guaranteed by us and most of our U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

Interest Rate Swaps

On February 14, 2007, we entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of swap started at $425 million for the period commencing February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period commencing November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period commencing November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, we are required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualifies, is designated and is accounted for as a cash flow hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2009 for the portion of the hedge deemed ineffective. Interest expense of $0.5 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective. Pursuant to SFAS 133, the fair value balance of the swap at the termination date remains in accumulated other comprehensive loss, net of tax, and is amortized into interest expense over the remaining life of the original swap (through February 14, 2014). As of June 30, 2009, accumulated other comprehensive loss included $36.8 million, net of tax, of unamortized loss relating to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $27.4 million, or $17.0 million, net of tax.

On June 3, 2005, we entered into two interest rate swaps for a total notional amount of $100 million for the period commencing November 25, 2005, through November 24, 2008. Under the terms of the interest rate swaps, we were required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 and thus had no fair value at December 31, 2007. The remaining interest rate swap’s fair value was a net receivable of $0.03 million at December 31, 2007. This interest rate swap terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008. Interest expense of $0.5 million and $0.4 million was recognized during the years ended December 31, 2008 and December 31, 2007, respectively, for the portion of the hedge deemed ineffective.

On November 30, 2004, we entered into an interest rate swap for a notional amount of $100 million for the period commencing November 25, 2005, through November 24, 2007. The swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. Under the terms of the interest rate swap, we were required to pay a fixed interest rate of 4.05% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. This interest rate swap terminated as planned on November 24, 2007, and thus had no fair value at December 31, 2007. Interest expense of $0.8 million was recognized during the period ended December 31, 2007 for the portion of the hedge deemed ineffective.

For derivative instruments in an asset position, we analyze the credit standing of the counterparty and factor it into the fair value measurement. SFAS No. 157, “Fair Value Measurements” (SFAS 157) states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

Contractual Obligations

Two primary uses of the cash provided by our operations are capital expenditures and debt service. The following table represents the minimum future payments on our long-term debt, and our existing lease obligations as of June 30, 2009 (in thousands):

		July 1, 2009 to
		December 31,	2010-	2012-	After
	TOTAL	2009	2011	2013	2013

Senior secured notes(1)	$740,000	$—	$—	$—	$740,000
Other long term debt	3,080	161	761	550	1,608
Interest payments on long term debt	549,998	35,781	137,229	137,154	239,834
Capital lease obligations	915	156	759	—	—
Operating lease obligations	78,545	11,808	27,342	11,646	27,749

Total contractual cash obligations(2)	$1,372,538	$47,906	$166,091	$149,350	$1,009,191

(1)	In June 2009, we repaid in full our $650 million bridge loan facilities with the amounts borrowed under the senior secured notes.

(2)	There were no material purchase obligations outstanding as of December 31, 2008. Table excludes any reserves for income taxes under FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB 109,” because we are unable to reasonably predict the ultimate amount or timing of settlement of our unrecognized tax benefits beyond 2009. As of June 30, 2009, our reserves for income taxes totaled approximately $9.2 million.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The critical financial statement accounts that are subject to significant estimation are reserves for litigation, casualty and environmental matters, deferred income taxes and property, plant and equipment depreciation methods.

In accordance with SFAS No. 5, “Accounting for Contingencies,” an accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired and can be reasonably estimated. These estimates have been developed in consultation with outside counsel handling our defense in these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Subsequent changes to those estimates are reflected in our statements of operations in the period of the change.

Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the statutory tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish an additional valuation allowance against a portion of our deferred tax asset, resulting in an increase in our effective tax rate and an adverse effect on earnings. Additionally, changes in our estimates regarding the statutory tax rates to be applied to the reversal of deferred tax assets and liabilities could materially affect our effective tax rate.

Property, plant and equipment comprised 65% of our total assets as of December 31, 2008. These assets are stated at cost, less accumulated depreciation. We use the group method of depreciation under which a single depreciation rate is applied to the gross investment in our track assets. Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. Expenditures that increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. We periodically review the carrying value of our long-lived assets for impairment. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

For a complete description of our accounting policies, see Note 1 to our consolidated financial statements.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board, or the FASB, issued FSP SFAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP SFAS 141R-1), which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination as set forth in SFAS 141R. This FSP requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This FSP also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will apply the provisions of FSP SFAS 141R-1 as appropriate to its future business combinations with an acquisition date on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We adopted SFAS 157 for its financial assets and liabilities on January 1, 2008, and it did not have a material impact on its consolidated financial statements. On January 1, 2009, we adopted SFAS 157 for all of its nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, and it did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition-related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. Early adoption of SFAS 141R is prohibited. We will apply the provisions of SFAS 141R as appropriate to its future business combinations and adjustments to pre-acquisition tax contingencies related to acquisitions prior to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the non-controlling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. Adoption of this pronouncement on January 1, 2009 did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and how these items affect a company’s financial position, results of operations and cash flows. SFAS 161 affects only these disclosures and does not change the accounting for derivatives. SFAS 161 has been applied prospectively beginning with the first quarter of the 2009 fiscal year.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1). FSP FAS 107-1 requires expanded fair value disclosures for all financial instruments within the scope of FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments.” These disclosures are required for interim periods for publicly traded entities. In addition, entities are required to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis. We have applied this Staff Position effective with our 2009 second quarter.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 defines the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and we have applied SFAS 165 effective with our 2009 second quarter.

In June 2009, the FASB issued SFAS No. 167, “Consolidation of Variable Interest Entities” (SFAS 167). SFAS 167 alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity’s purpose and design and the parent company’s ability to direct the entity’s actions. SFAS 167 is effective commencing with the 2010 fiscal year. We are currently evaluating the effects, if any, that adoption of this standard will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168). SFAS 168 authorized the Codification as the sole source for authoritative U.S. GAAP and any accounting literature that is not in the Codification will be considered nonauthoritative. SFAS 168 will be effective commencing with our 2009 third quarter and is not anticipated to have a material effect on our consolidated financial statements.

Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risks from changing foreign currency exchange rates, interest rates and diesel fuel prices. Changes in these factors could cause fluctuations in earnings and cash flows.

Foreign Currency.  Our foreign currency risk arises from owning and operating railroads in Canada. As of December 31, 2008, we had not entered into any currency hedging transactions to manage this risk. A decrease in the Canadian dollar could negatively impact our reported revenue and earnings for the affected period. During 2008, the Canadian dollar decreased 20% in value in comparison to the U.S dollar. The average rate for the year ended 2008, however, was 1% higher than it was for 2007. The increase in the average Canadian dollar exchange rate led to an increase of $0.8 million in reported revenue and a $0.4 million increase in reported operating income in 2008, compared to 2007. A 10% unfavorable change in the 2008 average exchange rate would have negatively impacted 2008 revenue by $6.8 million and operating income by $2.3 million.

Interest Rates.  Our senior secured notes issued in June 2009 are fixed rate instruments, and therefore, would not be impacted by changes in interest rates. Our potential interest rate risk results from our ABL Facility as an increase in interest rates would result in lower earnings and increased cash outflows. We do not currently have any outstanding balances under this facility, but if we were to draw upon it, we would be subject to changes in interest rates.

Diesel Fuel.  We are exposed to fluctuations in diesel fuel prices, as an increase in the price of diesel fuel would result in lower earnings and increased cash outflows. Fuel costs represented 13.8% of total operating revenues during the year ended December 31, 2008. Due to the significance of fuel costs to our operations and the historical volatility of fuel prices, we participate in fuel surcharge programs which provide additional revenue to help offset the increase in fuel expense. These fuel surcharge programs fluctuate with the price of diesel fuel with a lag of three to nine months. Each one-cent change in the price of fuel would result in approximately a $0.2 million change in fuel expense on an annual basis.

Counterparty Risk.  We monitor our hedging positions and the credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

INDUSTRY

Introduction

The North American economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation. According to AAR, railroads account for approximately 43% of total freight ton-miles while trucks and ships account for approximately 30% and 13%, respectively. With a network of over 140,000 miles of track (in the U.S.), railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter century. Since 1980, the railroad industry has continually improved its cost structure compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. According to AAR, railroads’ operating ratios have decreased from 82.6% in 1998 to 78.3% in 2007 as a result of significant reductions to labor and rolling stock (locomotives and railcars) requirements and the spinning off of less dense network segments. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation and a single train can haul the equivalent of up to 280 trucks. Additionally, as the price of fuel has increased over the past several years, the fuel efficiency advantage of railroads as compared to other forms of freight transportation has grown. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2007 where the equivalent gallon of fuel moved one ton of freight an average of 436 miles by rail — representing an 85% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2006.

The table below details the growth in railroad market share based on freight ton-miles since 1980.

Source: Association of American Railroads.

Industry Structure

According to the AAR, there are 563 railroads in the United States operating over 140,000 miles of track. The AAR classifies railroads operating in the United States into one of three categories based on the amount of revenues and track-miles. Class I railroads, those with over $359.6 million in revenues in 2007, represent approximately 93% of total rail revenues. Regional and local/short line railroads operate approximately 45,800 miles of track in the United States. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. Regional and local/short line railroads combined account for approximately 7% of total industry rail revenues.

		Aggregate
		Miles	% of
Classification of Railroads	Number	Operated	Revenue	Revenues and Miles Operated in 2007

Class I(1)	7	94,313	93%	Over $359.6 million
Regional	33	16,930	3%	$40.0 to $359.6 million and/or 350 or more miles operated
Local/Short line	523	28,891	4%	Less than $40.0 million and less than 350 miles operated

Total	563	140,134	100%

(1)	Includes CSX Transportation, BNSF Railway Co., Norfolk Southern, Kansas City Southern Railway Company, Union Pacific, Canadian National Railway and Canadian Pacific Railroad Co.

Source: Association of American Railroads, Railroad Facts, 2008 Edition.

Class I railroads operate across many different states and concentrate largely, though not exclusively, on long-haul, high density intercity traffic lanes. The six largest railroads in North America are BNSF Railway, Union Pacific, Norfolk Southern, CSX Transportation, Canadian National Railway, or CN, and Canadian Pacific Railroad Company. Regional railroads typically operate 400-650 miles of track and provide service to selected areas of the country, mainly connecting neighboring states and/or economic centers. Typically short line railroads serve as branch lines connecting customers with Class I railroads. Short line railroads have more predictable and straightforward operations as they generally perform point-to-point service over short distances, without the complex networks associated with the large Class I railroads.

Use of regional and short line railroads is largely driven by interchange traffic between carriers. Typically, a Class I railroad will transport the freight the majority of the distance, usually hundreds or thousands of miles and drop it off with the short line, which provides the final step of service directly to the customer. Most short line railroads depend on Class I traffic for a substantial portion of their revenue. Our portfolio of 40 railroads is a mix of regional and short line railroads.

Regional and Short line Railroads

Short lines and regional railways have always been a part of the rail industry in North America. In the 1800’s, most North American railroads were constructed to serve a local or regional interest. Today’s Class I railroads are descended from hundreds of short lines and regionals that came together in successive waves of consolidation.

During the 1980’s the number of regional and short line railroads increased dramatically. Deregulation of U.S. railroads simplified abandonment and sales regulations, allowing the major carriers to gain many of the savings of abandonment while preserving the traffic on the rail lines. Carriers created through this divestiture process now account for the majority of regional and short line railroads. Short line and regional railroads today serve important roles in moving freight within their service areas and function as a critical traffic “feeder” network for the Class I railroads.

Over the past decade, the number of regional and short line railroads has remained relatively constant. While some new entrants were formed through spin-offs or divestitures of Class I railroads, they have generally been offset by other existing regional and short lines either exiting the business or being merged with or acquired by other railroads. With the growth of multi-carrier holding companies, such as ourselves and Genesee & Wyoming, the number of operators of regional and short line railroads has decreased. The consolidation brought on by multi-carrier holding companies has induced a number of shippers with private railroads to sell those railroads to the major short line operators. Similarly, Class I railroads sell and lease rail lines to smaller rail entities in order to address a range of issues impacting costs and productivity.

Short lines and regional railroads have a variety of ownership structures and are owned by shippers, governments, and multi-carrier holding companies. RailAmerica operates 40 North American carriers; Genesee & Wyoming operates 63 carriers in North America, Australia and the Netherlands, and owns a minority interest in a railroad in Bolivia; and Pioneer Railcorp operates 16 U.S. carriers. Many of the other short lines and regionals are owned by smaller privately held multi-carrier holding companies. Some of the larger other short lines and regional railroads include OmniTrax, which operates 14 carriers in the U.S. and 3 in Canada; Watco, which operates 20 carriers in the U.S.; and Anacostia and Pacific (A&P), which has 7 affiliated carriers.

Competition

Short line and regional railroads compete against each other and other forms of freight transportation based on cost, location and service. The cost of transporting goods and services via different forms of freight transportation is a major factor in determining which means of transportation a shipper will utilize. With respect to location, potential customers often experience geographic constraints that significantly impact the relative freight transportation costs of different alternatives. For example, a shipper can be constrained by railroad’s trackage, accessible waterways, access to pipelines and proximity to airports. As a result, short line and regional railroad operators often evaluate the feasibility of other forms of freight transportation available to a customer when developing their rate and service offerings.

Some short line and regional railroad customers have multiple forms of freight transportation available. Depending on circumstances, truck, water, or other railroads may be competitive alternatives for a shipment. In such instances, customers will compare both the relative costs, reliability of on-time delivery and quality of service when determining what mode(s) of transport to use.

Trucking is often considered as a viable alternative to rail transport. While trucking provides additional delivery location flexibility due to the geographic diversity of North America’s highway network relative to railway network, railroads are substantially more cost competitive along travel routes they serve. Recently, rail transport has become a more cost efficient alternative for shippers moving bulk goods over long distances, because of volatile fuel costs.

Other factors that enhance rail’s competitive advantage over trucking include:

•	Capability to transport larger shipment sizes

•	Higher density; ratio of product handled in a railcar to a truck is higher

•	Longer distances

•	Reduced sensitivity to fast or reliable service

•	Less dependent on return haul requirements compared to trucking

For many shipments, transport options that include alternative railroads are competitive, even where direct service by a second rail carrier is not available. When such intermodal service is used, the cost to transfer products from one mode to another becomes a factor. Factors that enhance a short line’s competitive advantage over other rail routes or intermodal options include:

•	Lower marginal operating costs

•	Direct service to the customer, so that no transfer cost is incurred

•	Where transfer costs are incurred by both the short line and the competitive rail mode, greater efficiency at terminals. (Hazardous materials, for example, incur higher transfer costs because of the risks involved.)

•	Shorter distances to a transfer point

•	Better railcar supply

•	Less circuitry between origin and destination

Options to ship by water are limited geographically, but when available can be very competitive with rail. Factors that enhance rail’s competitiveness over water options include:

•	Capability for rail to transport larger shipments, with higher density as water vessels are limited by water depth and size of shipment

•	Railroads have a more direct route between origination and destination compared to vessels

•	Rail benefits from lower loading and unloading costs

BUSINESS

General

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 U.S. states and three Canadian provinces. Our railroad portfolio represents an important component of North America’s transportation infrastructure, carrying large quantities of freight for a highly diverse customer base. In 2008, our railroads transported over one million carloads of freight for approximately 1,800 customers, hauling a wide range of products such as farm and food products, lumber and forest products, paper and paper products, metals, chemicals and coal.

Of our approximately 7,500 total track-miles, we own approximately 4,500 track-miles and lease approximately 3,000 track-miles. In most cases, leases involve little to no annual lease payment, but may have involved a one-time, up front payment, and have long-term, or perpetual durations. We also own 240 locomotives and 524 railcars and lease an additional 206 locomotives and 7,195 railcars.

Our 40 railroads are operated as independent businesses with local management responsible for overseeing daily operations and safety. These railroads are organized into five regional groups that, in turn, report to senior management where many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized to achieve cost efficiencies and leverage the experience of senior management in commercial and strategic decisions.

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. On February 14, 2007, we were acquired by RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress. During the period from our formation until today, we have grown both through the expansion of the traffic base on our existing railroads and through acquisitions of additional North American railroads.

The following table provides a brief description of each of our railroads ranked by revenue:

	No. of	Track-	2008	2008
Name	Railroads	Miles	Carloads	Revenue	Major Commodities Hauled
				($ in millions)
Central Region:
Missouri & Northern Railroad	1	594	110,914	$30.0	Farm Products, Coal
Dallas Garland & Northeastern Railroad	2	337	59,649	24.2	Metallic & Non-Metallic Ores
Kyle Railroad Company	1	625	20,001	22.4	Farm Products
Kiamichi Railroad	1	261	52,927	19.4	Coal
Point Comfort & Northern Railway	1	19	12,402	12.3	Metallic & Non-Metallic Ores
Otter Tail Valley Railroad	1	81	10,996	4.7	Farm Products, Coal
Rockdale, Sandow & Southern Railroad	1	8	6,103	4.0	Metallic & Non-Metallic Ores
Bauxite & Northern Railway	1	6	4,059	3.4	Metallic & Non-Metallic Ores

Total — Central Region	9	1,930	277,051	$120.4
Northeast Region:
New England Central Railroad	1	394	37,018	$27.3	Lumber & Forest Products
Ottawa Valley Railway	1	342	69,758	20.0	Overhead Traffic
Cape Breton Central Nova Scotia Railway	1	245	22,739	17.9	Paper & Paper Products
Goderich-Exeter Railway	1	181	24,724	16.1	Chemicals
Southern Ontario Railway	1	69	44,368	14.5	Metal & Metal Products
Connecticut Southern Railroad	1	42	23,663	10.4	Waste
Massena Terminal Railroad	1	4	4,295	2.5	Metallic & Non-Metallic Ores

Total — Northeast Region	7	1,278	226,565	$108.7

	No. of	Track-	2008	2008
Name	Railroads	Miles	Carloads	Revenue		Major Commodities Hauled
				($ millions)

Midwest Region:
Indiana & Ohio Railway	1	570	62,353	$31.1		Auto & Auto Parts, Chemicals
Chicago, Ft. Wayne & Eastern Railroad	1	315	39,352	24.1		Farm Products
Huron Eastern Railway Saginaw Valley	1	384	34,646	17.4		Chemicals
Toledo, Peoria & Western Railway	1	247	26,546	15.7		Intermodal, Farm Products
Mid-Michigan Railroad	3	196	12,729	6.6		Farm Products
Central Railroad of Indiana	1	96	8,579	4.6		Metal & Metal Products
Central Railroad of Indianapolis	1	39	8,250	2.8		Farm Products

Total — Midwest Region	9	1,848	192,455	$102.3
Southeast Region:
Alabama & Gulf Coast Railway	1	348	61,234	$30.9		Paper & Paper Products
Consolidated Virginia Railroads	2	135	32,154	23.0		Metal & Metal Products
South Carolina Central Railroad	2	129	35,529	18.8		Chemicals, Waste
Indiana Southern Railroad	1	196	70,021	16.5		Coal
Eastern Alabama Railway	1	31	15,351	9.8		Minerals & Stone

Total — Southeast Region	7	839	214,289	$99.0
Western Region:
Central Oregon & Pacific Railroad	1	389	27,719	$21.8		Lumber & Forest Products
San Joaquin Valley Railroad	1	417	39,064	18.3		Food Products
California Northern Railroad	1	261	26,137	14.0		Food Products
Arizona & California Railroad	1	259	12,799	8.3		Petroleum Products, Lumber & Forest Products, Metal & Metal Products
Puget Sound & Pacific Railroad	1	108	26,498	8.2		Intermodal
San Diego Valley Railroad	1	—	6,804	4.6		Petroleum Products
Cascade & Columbia River Railroad	1	148	5,252	2.7		Metallic & Non-Metallic Ores, Lumber & Forest Products
Ventura County Railroad	1	17	2,077	1.0		Auto & Auto Parts

Total — Western Region	8	1,600	146,350	$78.9
Total Company	40	7,494	1,056,710	$509.3	(1)

(1)	Includes approximately $0.8 million of intercompany revenue eliminated in consolidation.

Revenue Model

We generate freight revenue under three different types of service, which are summarized below.

		% of Freight
Service Type	Description	Revenue

Interchange	Freight transport between a customer’s facility and a connection point (“interchange”) with a Class I railroad	88%
Local	Freight that both originates and terminates on the same line	4%
Bridge	Freight transport from one connecting Class I railroad to another	8%

For the majority of our customers, our railroads transport freight between a customer’s facility or plant and a connection point, or “interchange,” with a national Class I railroad. Each of our 40 railroads connects with at least one Class I railroad, and in many cases connects with multiple Class I railroads. Interchange circumstances vary by customer shipping needs with freight either (i) originating at the customer’s facility (such as a coal mine, an ethanol production plant or a lumber yard) for transport by the Class I railroad via the interchange to other North American destinations or ports or (ii) received from the Class I interchange and hauled to a customer’s plant where the freight is subsequently consumed (such as a coal-burning power generation plant). In other cases, a RailAmerica rail line transports freight that both originates and terminates on the same line, which is referred to as “local” traffic, or provides a pass-through connection between one Class I railroad and another railroad without the freight originating or terminating on the line, which is known as “bridge” traffic.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Contracts and arrangements vary in terms of duration, pricing and volume requirements. Because we normally provide transportation for only a segment of a shipment’s total distance, with the Class I railroad carrying the freight the majority of the distance, customers are billed once, typically by the Class I, for the total cost of rail transport. The Class I railroad is obligated to pay us in a timely manner upon delivery of service regardless of whether or when the Class I railroad actually receives the total payment from the customer.

We collect the majority of our revenue from Class I railroads and investment grade customers. Moreover, our railroads are often integrated into a customer’s facility and serve as an important component of that customer’s distribution or input. In many circumstances, our customers have made significant capital investments in facilities on or near our railroads (as in the case of electric utilities, industrial plants or major warehouses) or are geographically unable to relocate (as in the case of coal mines and rock quarries). The quality of our customers and our level of integration with their facilities provide a stable and predictable revenue base.

Freight Revenue

Commodities

Products hauled over our network include a dozen major commodity groups, such as coal, forest products, chemicals, agricultural products, food products, metallic ores and metals, and petroleum products. Agricultural products traffic represented the largest contributor to freight revenue at 13.9% in 2008. The top ten commodities represented approximately 94% of total freight revenue earned in 2008.

Customers

We serve approximately 1,800 customers in North America. Although most of our North American railroads have a well-diversified customer base, several smaller rail lines have one or two dominant customers. In 2008, our 10 largest customers accounted for approximately 20% of our freight revenue, with no individual customer accounting for more than approximately 5% of freight revenue. The table below provides a summary of our top 10 customers.

		2008
	Number of	Freight Revenue	% of Total
Top 10 Customers	Railroads Served	U.S. Dollars	Freight Revenue
	(In millions)

Customer #1 (Steel Producer)	3	$20.8	4.7%
Customer #2 (Lumber & Wood Products)	6	11.2	2.5%
Customer #3 (Metals Fabricator)	5	10.8	2.5%
Customer #4 (Class I Railroad)	6	8.3	1.9%
Customer #5 (Coal Producer)	1	6.3	1.4%
Customer #6 (Lumber & Wood Products)	1	6.1	1.4%
Customer #7 (Grain Processor)	3	5.9	1.3%
Customer #8 (Electric Generating Plant)	1	5.8	1.3%
Customer #9 (Electric Generating Plant)	1	5.4	1.2%
Customer #10 (Paper Mill)	1	5.4	1.2%

Total Top 10 Customers		86.1	19.6%
Other		353.9	80.4%

Total		$440.0	100.0%

Pricing

Our contracts typically stipulate either inflation-based or market-based pricing. Market-based pricing, which accounts for approximately 55% of freight revenue, is based on negotiated rates. Pricing and escalation terms for these contracts are negotiated prior to the signing or renewal of a contract. This type of pricing provides us the ability to price contracts at prevailing market rates. Inflation-based pricing, which encompasses the remaining 45% of freight revenue, is based on a fixed revenue per carload with inflation-based escalators.

This type of pricing is common for “handling line” railroads (regional or short line railroads that only transport or interchange freight on their lines for Class I carriers) where the contract is with an interchanging Class I railroad. These contracts are typically long-term and were often entered into at the time the short line was purchased from the Class I.

We operate fuel surcharge programs that vary by railroad and by customer. The goal of these programs is to offset the majority of fuel price increases by charging customers a fuel surcharge on top of their regular contracted rates. Fuel surcharge programs are typically either revenue-based or mileage-based. Revenue-based programs charge a surcharge based on an additional revenue per carload while mileage-based programs charge a surcharge based on miles hauled. Both programs charge their surcharge based on fuel price per gallon above a threshold price. Approximately 75% of fuel price increases are offset directly by fuel surcharges, while additional cost recovery is obtained through increases in revenue per carload upon contract renewal or regular rate updates.

Contracts

A substantial portion of our freight revenue is generated under contracts and similar arrangements with either the customers we serve or the Class I railroads with which we connect. Approximately 60% of our total freight revenue is generated under contracts. Individual contracts vary in terms of duration, pricing and volume requirements, but can generally be categorized as follows:

Contracts directly with customers/shippers (approximately 18% of freight revenue):  In many cases, our individual railroads maintain a contract with the customer that they directly serve. Typically the customer has significant rail infrastructure within its facility and is a major shipper or receiver of industrial freight. Contracts stipulate the term and pricing mechanics and often include minimum customer volume requirements with liquidated damages paid to us to the extent volumes fall below certain levels. In general, these contracts are one to three years in length, although in certain instances the term can be longer.

Contracts directly with Class I railroads (approximately 42% of freight revenue):  In these cases, our individual railroads act as an agent for the connecting Class I railroad, with the Class I railroad typically maintaining a contract directly with the customer/shipper for the entire length of haul. The Class I railroad pays us upon providing the service for its portion of the total haul, and the Class I railroad pays us regardless of whether the customer pays the Class I which results in low credit exposure and timely payment. These contracts are typically long-term in nature with an average duration of approximately 25 years.

Published rate, no contract (approximately 40% of freight revenue):  In the remaining cases, our individual railroads generate freight revenue using a quoted revenue per carload based on the type of freight service and market environment. In all instances this revenue is generated directly from customers and shippers. Rates can typically be adjusted upon 20-days notice although some of our larger customers often request a private rate that provides more price certainty over a longer period of time. While we do not serve customers under signed contracts in these cases, we have longstanding relationships with our customers and in many instances we are the only rail service provider available to customers. Moreover, the heavy nature of the freight shipped by the customer and/or the long distances carried competitively positions us favorably versus other modes of transportation.

We currently do not foresee any significant changes to the mix of contracts described above.

Non-Freight Revenue

In addition to providing freight services, we also generate non-freight revenue from other sources such as railcar storage, demurrage, leases of equipment to other users (including Class I railroads), and real estate leases and use fees. Right-of-way income is generated through crossing licenses and leases with fiber optic, telecommunications, advertising, parking and municipal users. These sources of revenue and value are an important area of focus by our management as revenue from real estate and right-of-way has minimal associated operating costs or capital expenditures and represents a recurring, stable cash flow stream. As a result of this strategy, we have grown our non-freight revenue from $60.5 million in 2007 to $68.4 million in 2008.

A summary of our non-freight revenue is presented in the table below:

	December 31,	December 31,
	2007	2008
	(In millions)

Demurrage	$12.6	$13.2
Storage	7.0	9.9
Car hire income	9.7	9.8
Lease income	7.4	9.4
Railcar switching	4.8	5.4
Car repair services	2.2	2.8
Other non-freight revenue	16.8	17.9

Total	$60.5	$68.4

Track and Equipment

Track

Of our 7,494 total track-miles, we own 4,546 track-miles and lease 2,948 track-miles. In most cases, leases involve little to no annual lease payment (but may have involved a one-time, upfront payment) and have long-term or perpetual durations. In addition, we operate approximately 1,038 track-miles under trackage rights and operating agreements. Generally, trackage rights are rights granted by other railroads to transport freight over their tracks (but not directly serve customers on their rail lines) while operating agreements grant us the right to operate (and typically serve customers) on track owned by third parties. Generally, trackage rights and operating agreements do not convey any other rights (such as real estate rights) to us.

Locomotives and Railcars

Our locomotive fleet at the beginning of 2009 totaled 446 units comprised of 240 owned units and 206 leased units and 7,719 railcars comprised of 524 owned railcars and 7,195 leased railcars. During 2008, we invested $2.5 million to exercise early purchase options on 24 locomotives that had been on high cost lease. We expect to continue to exercise similar purchase options on certain leased locomotives as they become exercisable. The average age of our locomotives and railcars is 39 and 40 years, respectively, across our entire portfolio of railroads.

A summary of the rolling stock owned and leased by us is presented in the table below:

	Railcars				Locomotives
	Owned	Leased	Total		Owned	Leased	Total

Covered hopper cars	35	2,479	2,514	Horsepower/unit:
Open top hopper cars	238	33	271	Over 2,000	109	94	203
Box cars	35	2,522	2,557	1,500 to 2,000	116	101	217
Flat cars	194	1,584	1,778	Under 1,500	15	11	26
Tank cars	6	4	10
Gondolas	5	573	578
Other/passenger cars	11	0	11

Total railcars	524	7,195	7,719	Total locomotives	240	206	446

Employees

As of June 30, 2009, we have a total of 1,588 employees of which 889 are non-unionized and 699 are unionized. Unions representing our employees are highly-fragmented, with representation at the railroad-level rather than system-wide. In total, our railroads are party to 29 labor agreements, which are separately negotiated by the individual railroads, each of which have good relations with employees. We have developed a standard template in which to negotiate with the unions and are confident of its ability to satisfy them. In our entire history there has been just one strike in 2002, at our Cape Breton and Nova Scotia Railroad. This strike resulted in no service interruptions due to employee and supervisor cooperation.

Safety

We endeavor to conduct safe railroad operations for the benefit and protection of employees, customers and the communities served by our railroads. Our safety program, led by our Vice President of Safety and Operating Practices, involves all of our employees and is administered by each Regional Vice President. Operating personnel are trained and certified in train operations, hazardous materials handling, personal safety and all other areas subject to federal regulations. Each U.S. employee involved in train operations is subject to pre-employment and random drug testing as required by federal regulation. We believe that each of our North American railroads complies in all material respects with federal, state, provincial and local regulations. Additionally, each railroad is given flexibility to develop more stringent safety rules based on local requirements or practices. We also participate in committees of the AAR, governmental and industry sponsored safety programs including Operation Lifesaver (the national grade crossing awareness program) and numerous American Short Line and Regional Railroad Association Committees. Our FRA reportable injury frequency ratio, measured as reportable injuries per 200,000 man hours worked, was 1.64 in 2008 as compared to 2.37 in 2007. For 2008, the industry average for all railroads was 2.03.

Environmental

Our rail operations are subject to various federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment. In the United States, these environmental laws and regulations, which are implemented principally by the federal Environmental Protection Agency, or US EPA, and comparable state agencies, govern such matters as the management of wastes, the discharge of pollutants into the air and into surface and underground waters, the manufacture and disposal of regulated substances and remediation of contaminated soil and groundwater. Similarly, in Canada, these functions are administered at the federal level by Environment Canada and the Ministry of Transport and comparable agencies at the provincial level.

We believe that our railroads operate in material compliance with current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with current environmental laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that new, or more stringent enforcement of existing, requirements or discovery of currently unknown conditions will not result in significant expenditures in the future.

There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads, except for an August 2005 incident on the IORY in which Styrene contained in a parked railcar was vented to the atmosphere, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, by various individuals, businesses and the City of Cincinnati against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved in all these matters including all claims of business interruption.

The IORY/Styrene incident also triggered inquiries from the FRA and certain other federal, state and local authorities. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by IORY. The principal pending matter is a criminal investigation by US EPA under the federal Clean Air Act, or the CAA. Because of the chemical release, the US EPA is investigating whether criminal negligence on the part of IORY contributed to the incident, and whether charges should be pressed under the CAA. To this end, the US EPA has pursued extensive discovery and engaged the Company’s counsel on several occasions. Should this investigation lead to environmental crime charges, potential fines upon conviction could range widely and there is a possibility that the US EPA would seek to bar IORY and the Company from doing business with the Federal Government for some period of time. US EPA’s most recent communications indicate that any criminal charges will likely be limited to misdemeanors. While we believe we have substantial defenses to any such charges, we are not in a position at this time to estimate whether any fine and any debarment order would result in a material adverse effect on the Company’s operations, business or financial condition.

Insurance

We maintain liability and property insurance coverage. Our primary liability policies have self-insured retentions of up to $2.0 million per occurrence applicable as to all of our railroads, except for Kiamichi Railroad Company L.L.C. and Otter Tail Valley Railroad Company. Inc. where the self-insured retention is $50 thousand per occurrence. In addition, we maintain excess liability policies that provide supplemental coverage for losses in excess of our primary policy limits of up to $200 million per occurrence.

With respect to the transportation of hazardous commodities, our liability policies cover sudden releases of hazardous materials, including expenses related to evacuation, up to the same excess coverage limits and subject to the same self-insured retentions. Personal injuries associated with grade crossing accidents are also covered under liability policies.

Employees of our United States railroads are covered by FELA, a fault-based system under which claims resulting from injuries and deaths of railroad employees are settled by negotiation or litigation. FELA-related claims are covered under our liability insurance policies. Employees of our industrial switching business are covered under workers’ compensation policies.

Employees of our Canadian railroads are covered by the applicable provincial workers’ compensation policy, which is a no-fault compensation system outside of our liability insurance coverage.

Our property damage policies provide coverage for all locomotives and rail cars in our care custody and control, track, infrastructure and business interruption. This policy provides coverage up to $15.0 million per occurrence, subject to self-insurance retention of $1.0 million per occurrence.

Regulation

United States.  Our subsidiaries in the United States are subject to various safety and other laws and regulations administered by numerous government agencies, including (1) regulation by the Surface Transportation Board of the USDOT, or the STB, successor to the Interstate Commerce Commission, and the U.S. Department of Transportation, or USDOT, through the FRA, (2) labor related statutes including the Railway Labor Act, the Railroad Retirement Act, the Railroad Unemployment Insurance Act, and the Federal Employer’s Liability Act, and (3) some limited regulation by agencies in the states in which we do business.

The STB, established by the ICC Termination Act of 1995, has jurisdiction over, among other matters, the construction, acquisition, or abandonment of rail lines, the consolidation or merger of railroads, the assumption of control of one railroad by another railroad, the use by one railroad of another railroad’s tracks through lease, joint use or trackage rights, the rates charged for regulated transportation services, and the service provided by rail carriers.

As a result of the 1980 Staggers Rail Act, the rail industry is trusted with considerable rate and market flexibility including the ability to obtain wholesale exemptions from numerous provisions of the Interstate Commerce Act. The Staggers Rail Act allowed the deregulation of all containerized and truck trailer traffic handled by railroads. Requirements for the creation of new short line railroads or the expansion of existing short line railroads were substantially expedited and simplified under the exemption process. On regulated traffic, railroads and shippers are permitted to enter into contracts for rates and provision of transportation services without the need to file tariffs. Moreover, on regulated traffic, the Staggers Rail Act allows railroads considerable freedom to raise or lower rates without objection from captive shippers, although certain proposed shipper-backed legislative initiatives threaten to limit some of that pricing freedom. While the ICC Termination Act retained maximum rate regulation on traffic over which railroads have exclusive control, the new law relieved railroads from the requirements of filing tariffs and rate contracts with the STB on all traffic other than agricultural products.

The FRA regulates railroad safety and equipment standards, including track maintenance, handling of hazardous shipments, locomotive and rail car inspection and repair requirements, and operating practices and crew qualifications.

Canada.  Our Canadian railroad subsidiaries are subject to regulation by various governmental departments and regulatory agencies at the federal or provincial level depending on whether the railroad in question falls within federal or provincial jurisdiction. A Canadian railroad generally falls within the jurisdiction of federal regulation if the railroad crosses provincial or international borders or if the Parliament of Canada has declared the railroad to be a federal work or undertaking and in selected other circumstances. Any company which proposes to construct or operate a railway in Canada which falls within federal jurisdiction is required to obtain a certificate of fitness under the Canada Transportation Act, or the CTA. Under the CTA, the sale of a federally regulated railroad line is not subject to federal approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a federal railway. Federal railroads are governed by federal labor relations laws.

Short line railroads located within the boundaries of a single province which do not otherwise fall within the federal jurisdiction are regulated by the laws of the province in question, including laws as to licensing and labor relations. Most of Canada’s ten provinces have enacted new legislation, which is more favorable to the operation of short line railroads than previous provincial laws. Many of the provinces require as a condition of licensing under the short line railroads acts that the licensees comply with federal regulations applicable to safety and other matters and remain subject to inspection by federal railway inspectors. Under some provincial legislation, the sale of a provincially regulated railroad line is not subject to provincial approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a provincial railway.

Acquisition of additional railroad operations in Canada, whether federally or provincially regulated, may be subject to review under the Investment Canada Act, or the ICA, a federal statute which applies to the acquisition of a Canadian business or establishment of a new Canadian business by a non-Canadian. In the case of an acquisition that is subject to review, the non-Canadian investor must observe a statutory waiting period prior to completion and satisfy the Minister responsible for the administration of the ICA that the investment will be of net benefit to Canada, giving regard to certain evaluative factors set out in the legislation.

Any contemplated acquisitions may also be subject to the provisions of the Competition Act (Canada), or the CA. The CA contains provisions relating to premerger notification as well as substantive merger provisions. An acquisition that exceeds certain financial thresholds set out in the CA may be subject to notification and observance of a statutory waiting period prior to completion, during which time the Commissioner of Competition (the “Commissioner”) will evaluate the impact of the acquisition upon competition. In addition, the Commissioner has the jurisdiction under the CA to review an acquisition that is a “merger” within the meaning of the CA in certain circumstances, even where notification is not filed.

Railroad Retirement

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. Our contributions under the Railroad Retirement System have been approximately triple those of employees in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (Tier I), an additional benefit similar to that allowed in some private defined-benefit plans (Tier II), and other benefits. For 2008, the Railroad Retirement System required up to a 19.75% contribution by railroad employers on eligible wages, while the Social Security and Medicare Acts only required a 7.65% contribution on similar wage bases.

Legal Proceedings

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company’s operations are subject to extensive environmental regulation. There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads, except for an August 2005 incident on the IORY in which Styrene contained in a parked railcar was vented to the atmosphere, due to a chemical reaction. See “— Environmental.”

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the FELA. The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. At December 31, 2008 and 2007, the Company had $15.8 million and $14.4 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

Acquisition of the Company by Fortress

On November 14, 2006, RR Acquisition Holding LLC and RR Acquisition Sub Inc., its wholly-owned subsidiary, both formed by investment funds managed by affiliates of Fortress, entered into an Agreement and Plan of Merger with us. On February 14, 2007, shortly after the approval of the proposed merger by the Company’s shareholders, RR Acquisition Sub Inc. merged with and into the Company, with the Company continuing as the entity surviving the merger as a wholly-owned subsidiary of RR Acquisition Holding LLC. Under the terms of the Agreement and Plan of Merger, our shareholders received $16.35 in cash for each share of common stock. The total value of the transaction, including the refinancing of the Company’s existing debt, was approximately $1.1 billion. As part of the acquisition transaction, we became a private company and delisted our common stock from the NYSE.

Fortress is a leading global alternative asset manager with approximately $31.0 billion in assets under management (fee paying) as of June 30, 2009. Fortress is headquartered in New York and has affiliates with offices in Charlotte, Dallas, Frankfurt, London, Los Angeles, Munich, New Canaan, Rome, San Francisco, Shanghai, Sydney, Tokyo and Toronto.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of our directors and executive officers. Each of our executive officers holds office until his or her successor is elected or appointed and qualified or until his or her death, resignation, retirement or removal, if earlier. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Upon completion of this offering, our board will consist of five members, a majority of which will be “independent” as defined under the rules of the NYSE. We expect to appoint two additional directors to our board after the completion of this offering, at least one of which will be “independent” as defined under the rules of the NYSE.

Name	Age	Position

Wesley R. Edens	47	Chairman of the Board of Directors
Joseph P. Adams, Jr.	52	Deputy Chairman of the Board of Directors
Paul R. Goodwin	66	Director
Vincent T. Montgomery	48	Director
Robert Schmiege	68	Director
John Giles	60	President and Chief Executive Officer
Clyde Preslar	55	Senior Vice President and Chief Financial Officer
David Rohal	47	Senior Vice President Strategic Relations
Paul Lundberg	58	Senior Vice President and Chief Operations Officer
Charles M. Patterson	54	Senior Vice President and Chief Commercial Officer
Scott Williams	55	Senior Vice President and General Counsel
David Novak	55	Senior Vice President and Chief Administrative Officer

Wesley R. Edens was appointed to our board in 2007. He is the Co-Chairman of the board of Fortress, was the Chief Executive Officer of Fortress until August 2009 and has been a member of the Management Committee of Fortress since co-founding Fortress in 1998. Mr. Edens is responsible for Fortress’s private equity and publicly traded alternative investment businesses. He is Chairman of the board of directors of each of Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, GateHouse Media, Inc., Newcastle Investment Corp. and Seacastle Inc. and a director of GAGFAH S.A. and Penn National Gaming Inc. Mr. Edens was Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves in various capacities in the following three registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II and Chief Executive Officer of RIC Coinvestment Fund LP. Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens received a B.S. in Finance from Oregon State University.

Joseph P. Adams, Jr. was appointed to our board in 2007. He is a Managing Director at Fortress within the Private Equity Group and Deputy Chairman of Aircastle Limited and Seacastle Inc. Previously, Mr. Adams was a partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette where he was in the transportation industry group. In 2002, Mr. Adams served as the first Executive Director of the Air Transportation Stabilization Board. Mr. Adams received a BS in Engineering from the University of Cincinnati and an MBA from Harvard Business School.

Paul R. Goodwin will be appointed to our board of directors prior to the completion of this offering. Mr. Goodwin is currently, and has been since April 2003, a member of the board of directors of Manhattan Associates, Inc. and currently chairs its Nominating and Governance Committee. From June 2003 through 2004, Mr. Goodwin served as a consultant to CSX Corporation, which, through its subsidiaries, operates the largest rail network in the eastern United States. Mr. Goodwin also served on the board of the National Railroad Retirement Investment Trust from 2003 through 2006. From April 2000 until June 2003, Mr. Goodwin served as vice-chairman and chief financial officer of CSX Corporation. Mr. Goodwin started with CSX Corporation in 1965 and held various senior management positions with entities affiliated with CSX Corporation group, including executive vice president and chief financial officer, senior vice president finance and planning and executive vice president of finance and administration. Mr. Goodwin graduated from Cornell University with a Bachelor of Civil Engineering and received an MBA from George Washington University.

Vincent T. Montgomery will be appointed to our board of directors prior to the completion of this offering. Mr. Montgomery is the President of Toltz, King, Duvall, Anderson, and Associates, Inc. (TKDA), a privately held, engineering and architectural consulting firm. Mr. Montgomery has served in that capacity since July of 2006 and assumed the duties of CFO in March of 2009. Prior to his appointment as President, Mr. Montgomery served as Vice President of TKDA’s Rail Division for 10 years. He has served on TKDA’s Board of Directors since 1996 and currently serves on the Board of two non-profit organizations. Mr. Montgomery is a licensed professional engineer in 12 states and has served on 3 committees for the American Railway Engineering and Maintenance of Way Association (AREMA). Mr. Montgomery received a B.S. in Engineering from Montana State University and an MBA from the University of Minnesota.

Robert Schmiege will be appointed to our board of directors prior to the completion of this offering. Mr. Schmiege has spent all of his professional life in the railroad industry and is currently retired. From 1988 to 1995, Mr. Schmiege served as Chairman, President and Chief Executive Officer of the Chicago and North Western Railway Co. Prior to that, Mr. Schmiege held several executive positions at C&NW, including Senior Vice President — Administration from 1984 to 1988 and Vice President — Labor Relations from 1979 to 1984, and he had a key leadership role in the leveraged buyout of C&NW by Blackstone Capital Partners in 1989, followed by its initial public offering and ultimate sale to Union Pacific in 1995. Mr. Schmiege began his career with C&NW as an attorney in 1968. He is a graduate of the University of Notre Dame and Notre Dame Law School.

John Giles previously served as President and Chief Executive Officer of Great Lakes Transportation, LLC between 2001 and 2004, at which time the company was acquired by Canadian National Railway Co. He began in the industry in 1969 with a CSX predecessor. In 1975 he joined the Elgin, Joliet & Eastern Railway Company, a subsidiary of US Steel, where he held positions of progressively greater responsibility in the Transportation department. In 1981, Mr. Giles returned to CSX, where he served in a variety of roles in the operations, marketing and strategic planning departments. He has also served as a Director for various non-profits, and as a Director and advisor on various industry groups, including the Indiana Railroad Co., The Lake Carriers Association, National Freight Transportation Association, and INROADS. Mr. Giles was born in England and raised in Indianapolis. He holds a B.A. in Business from Marian College and an MBA from Indiana University.

Clyde Preslar was named Senior Vice President and Chief Financial Officer of RailAmerica on May 5, 2008, and joined the Company with over 28 years of experience in corporate finance, including 11 years experience as a Chief Financial Officer of publicly traded companies. Prior to joining RailAmerica, Preslar was the Executive Vice President and Chief Financial Officer for Cott Corporation in Tampa, Florida. He also served as Vice President and Chief Financial Officer for Lance, Inc. in Charlotte, North Carolina. Mr. Preslar is currently, and has been since May 2005, a director of Alliance One International, Inc., and chairs its audit committee. Preslar is an Elon College graduate and holds an MBA from Wake Forest University.

David Rohal joined RailAmerica in March 2007, with over 22 years of railroad management experience and served for two years as RailAmerica’s Chief Operating Officer before assuming leadership of strategic and governmental relations. He started in the railroad industry as a management trainee with the Chessie System Railroads, a predecessor of CSX, and held corporate and operating positions with both CSX and short line operator Genesee & Wyoming before joining RailAmerica. In his career Rohal has led and managed many aspects of railroad operations, including field operations, planning, customer service, and equipment, and has led the execution of major transformational projects including reengineering, acquisitions, integrations, and consolidations. Rohal graduated from Yale University in 1984 with a B.A. in American Studies and received a Master of Management degree with concentrations in Transportation, Marketing and Finance from Northwestern University’s J.L. Kellogg Graduate School of Management in 1990.

Paul Lundberg joined RailAmerica in February 2007 and served for two years with corporate responsibilities for operations, relationships with RailAmerica’s Class I railroad partners, and labor relations, before becoming RailAmerica’s Chief Operations Officer. Mr. Lundberg is part of the management team that joined RailAmerica upon its acquisition by Fortress. Mr. Lundberg began his railroad career on the Chicago & North Western Railway in 1973. He held a variety of management positions in labor relations and operations, including Vice President — Labor Relations and Senior Vice President — Transportation, where he was responsible for all transportation, coal and commuter operations, equipment management, service design and customer service. Subsequent to his career at the C&NW, Mr. Lundberg has held senior management positions at SeaLand and Maersk Sealand (container shipping) and Great Lakes Transportation (railroads and shipping). Prior to joining RailAmerica, Mr. Lundberg was General Manager of the Massachusetts Bay Commuter Railroad, the contract operator of commuter operations in the Boston area. Mr. Lundberg holds a Bachelor of Science in Communications degree from Northwestern University, and a Master of Management degree from Northwestern’s Kellogg Graduate School of Management.

Charles M. Patterson appointed to his post in March 2007, joined RailAmerica after a successful run as Director of Sales with CN Railway. Prior to that, he was Vice President and General Manager of Great Lakes Fleet, LLC. Mr. Patterson’s longest tenure was his 16 years with CSX, where he started as an Operations Planning analyst and ended as Director of Sales, Marketing and Customer Service for Minerals. He also served proudly in the US Army from 1977 to 1981, serving as a Commanding Officer and a Logistics Officer among other assignments. Mr. Patterson holds a B.S. from Davidson College and an MBA from the University of Virginia.

Scott Williams has served as RailAmerica’s Senior Vice President and General Counsel since 2002. Mr. Williams’ responsibilities included corporate governance and SEC, NYSE and Sarbanes Oxley compliance while RailAmerica was a public company through 2007. Mr. Williams continues as part of the management team that joined RailAmerica upon its acquisition by private equity funds managed by affiliates of Fortress Investment Group. Prior to joining RailAmerica, Mr. Williams practiced law as an equity partner with the 150+ attorney firm of Shutts & Bowen, LLP, developing an extensive background in commercial office, shopping center and industrial park development, land development, construction and permanent loan financing, and zoning and utilities practice. While at Shutts & Bowen, Mr. Williams represented the predecessors to RailAmerica in their early short line acquisitions, including the 1986 acquisition of Huron & Eastern Railway, and continued to represent RailAmerica in a series of asset and stock acquisitions and financings in the decade that followed. Mr. Williams has a combined 23 years of experience in working in, or representing clients in, the railroad industry. Mr. Williams received his B.A. from Yale University in 1976 and his J.D. from Vanderbilt University in 1980. He served for four years as a member of the State of Florida Commission on Ethics, and was elected and served as its Chairman in 1990 and 1991.

David Novak joined RailAmerica in February 2008, with operations and administrative responsibilities. Mr. Novak began his business career in the operations department of the Elgin, Joliet & Eastern Railway Company, or EJ&E, a railroad subsidiary of United States Steel Corporation, or USS. Subsequently, Mr. Novak moved to CSX Transportation where he became general superintendent and a managing director in the sales-and-marketing department and a managing director in the finance department. In 2001, Mr. Novak joined the Great Lakes Transportation LLC, or GLT, management team, as a vice president with both operations and administrative responsibilities. After Canadian National Railway Co.’s, or CN’s, 2004 acquisition of GLT’s carrier subsidiaries, Mr. Novak remained with CN to integrate GLT’s operations into CN and to shutdown GLT’s Monroeville headquarters. In December 2004, Mr. Novak authored Project Solomon, an ambitious strategy that envisioned dividing EJ&E between CN and USS, thereby solving structural problems relating to CN’s Chicago-area operations. Mr. Novak led the EJ&E project from CN’s U.S. headquarters near Chicago and came to RailAmerica shortly after the EJ&E acquisition was announced. Mr. Novak holds Bachelor’s and Master’s degrees in business from Indiana University and has attended the University of Chicago, Syracuse University, and the Wharton School of the University of Pennsylvania.

Board of Directors

Our amended and restated bylaws provide that our board shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors will initially consist of five directors. We expect to appoint two additional directors to our board after the completion of this offering, at least one of which will be “independent” as defined under the rules of the NYSE. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2010, 2011 and 2012, respectively. Mr. Montgomery will serve as a Class I director, Messrs. Adams and Goodwin will each serve as a Class II director and Messrs. Edens and Schmiege will each serve as a Class III director. All officers serve at the discretion of the board of directors. Under our Stockholders Agreement, which we and the Initial Stockholder will execute prior to the completion of this offering, we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIG LLC that otherwise meet our reasonable standards for board nominations) so that up to a majority (depending upon the level of ownership of the Fortress Stockholders) of the members of our board of directors are individuals designated by FIG LLC. Upon completion of this offering, we will have five directors, three of whom we believe will be determined to be independent as defined under the rules of the NYSE. Our board of directors has determined that Messrs. Goodwin, Montgomery and Schmiege will be our independent directors.

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement that we will enter into with the Initial Stockholder prior to the completion of this offering, we will be required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIG LLC that otherwise meet our reasonable standards for board nominations) so that up to a majority (depending upon the level of ownership of the Fortress Stockholders) of the members of our board of directors are individuals designated by FIG LLC.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors:

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the committee have not yet been appointed. We intend to appoint Mr. Goodwin, as chair, and Mr. Montgomery and Mr. Schmiege as our audit committee members. All three members are expected to be determined to be “independent” directors as defined under NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each of these directors will be determined to be financially literate by our board, and one will be our audit committee financial expert.

Nominating, Corporate Governance and Conflicts Committee

The nominating, corporate governance and conflicts committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	established guidelines or rules to cover specific categories of transactions.

The members of the committee have not yet been appointed. We intend to appoint Mr. Montgomery, as chair, and Mr. Goodwin and Mr. Schmiege as our nominating, corporate governance and conflicts committee members. All three members are expected to be determined to be “independent” directors as defined under NYSE rules.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the committee have not yet been appointed. We intend to appoint Mr. Schmiege, as chair, and Mr. Goodwin and Mr. Montgomery as our compensation committee members. All three members are expected to be determined to be “independent” directors as defined under the NYSE rules, “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

Compensation of Directors

We have not yet paid any compensation to our directors. Following completion of this offering, we will pay an annual fee to each independent director equal to $50,000, payable in semi-annual installments. In addition, an annual fee of $10,000 will be paid to each member of the audit committee ($15,000 to the chair) of the board of directors, and an annual fee of $5,000 will be paid to each member of the nominating, corporate governance and conflicts committee and the compensation committee ($10,000 to each chair) of the board of directors. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from NYSE listing requirements. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the completion of this offering, each independent director will be eligible to receive awards of our common stock as described in “— IPO Equity Incentive Plan.”

Messrs. Goodwin, Montgomery and Schmiege will each be granted a number of restricted shares of common stock immediately prior to the completion of this offering, equal in value to $300,000, based on the fair market value of our shares on the date of grant. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2010, 2011 and 2012, provided the director is still serving as of the applicable vesting date. The directors holding these restricted shares will be entitled to any dividends that become payable on such shares during the restricted period.

Executive Officer Compensation

The discussion and analysis of our compensation program for our Chief Executive Officer (the “CEO”), Chief Financial Officer and the other executive officers named in our Summary Compensation Table (the “named executive officers” or “NEOs”) which follows should be read in conjunction with the tables and text contained elsewhere in this filing.

Note that the compensation paid to our named executive officers for 2008, 2007 and, when applicable, 2006, which is discussed below in the section entitled “Historical Compensation of our Named Executive Officers,” is not necessarily indicative of how we will compensate our named executive officers after this offering. Set forth immediately below in the section entitled “Compensation Discussion and Analysis” is a description of how we expect to compensate our named executive officers after this offering.

Compensation Discussion and Analysis

Our primary executive compensation goals are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term incentives with enhancing shareholder value. To achieve these goals we intend to implement and maintain compensation plans that:

•	Balance short-term and long-term goals by delivering a substantial portion of total executive officer compensation through restricted share grants;

•	Deliver a mix of fixed and at-risk compensation, including through the use of restricted share grants, the value of which is directly related to the performance of RailAmerica; and

•	Through dividend equivalents on restricted share grants, tie a substantial portion of the overall compensation of executive officers to the dividends we pay to our shareholders.

The compensation committee of our board of directors will evaluate our performance, including the achievement of key investment and capital raising goals, and the individual performance of each named executive officer, with a goal of setting overall compensation at levels that the compensation committee believes are appropriate. Our named executive officers are not in any way directly responsible for determining our CEO’s compensation, although they will regularly provide information to the compensation committee that will be relevant to its evaluation of the CEO’s compensation (for instance, in terms of our performance against established compensation goals and otherwise). By contrast, the CEO will play a more active role in determining the compensation of the other named executive officers, who are his subordinates. He will regularly advise the compensation committee of his own evaluation of their job performance and, from time to time, offer for consideration by the compensation committee his own recommendations for their compensation levels. The compensation committee remains free to disregard those recommendations.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining compensation plans.

Elements Of Compensation

Our executive compensation will consist of the elements set forth below. Determinations regarding any one element of compensation will affect determinations regarding each other element of compensation, because the goal of the compensation committee is to set overall compensation at an appropriate level. The compensation committee will take into account in this regard the extent to which different compensation elements are at-risk. Accordingly, for example, the amount of salary paid to a named executive officer will be considered by the compensation committee in determining the amount of any cash bonus or restricted stock award, but we do not expect the relationship among the elements to be formulaic because of the need to balance the likelihood that the at-risk components of the compensation will actually be paid at any particular level.

Base Salary.  Base salaries for our named executive officers are established based upon the scope of their responsibilities, taking into account the compensation levels from their recent prior employment. Base salaries will be reviewed annually and adjusted from time to time in view of each named executive officer’s individual responsibilities, individual and company performance, and experience. The compensation committee intends to conduct annual salary reviews in December of each year. The current base salaries for our named executive officers are as follows:

•	John Giles, $300,000

•	Clyde Preslar, $250,000

•	Paul Lundberg, $236,000

•	Charles Patterson, $236,000

•	David Rohal, $200,000

•	Scott Williams, $243,763

These base salaries are intended to complement the at-risk components of our compensation program by assuring that our named executive officers will receive an appropriate level of compensation.

Discretionary Cash Bonuses.  The compensation committee will have the authority to award annual bonuses to our named executive officers. The annual incentive bonuses are intended to compensate our named executive officers for our overall financial performance and for achieving important milestones as well as for individual performance. Bonus levels will vary depending on the individual executive and generally will include such factors as our overall financial performance, quality and amount of new investments, enhancing our dividend paying capability and improving our operations. Short-term cash incentives are designed to advance the interests of the Company by providing incentives in the form of periodic bonus awards to certain key employees who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The bonuses ordinarily will be determined in December and paid in a single installment in the first quarter of the year following determination.

Equity Incentives.  In addition to short-term bonus awards, the compensation committee will have the authority to award restricted share and other equity grants to our executive officers. These awards will be made only to certain executives, taking into account exceptional individual and corporate performance, to provide additional retention benefits and performance incentives through additional share ownership. Additional information regarding potential future equity grants is set forth below in the section entitled “IPO Equity Incentive Plan.”

Severance Benefits.  We have entered into employment agreements and restricted share grant agreements with our named executive officers that provide severance benefits to such officers in the circumstances described in greater detail below in the section entitled “Management Shareholder, Employment and Other Agreements.” We believe that these severance and change in control benefits are essential elements of our executive compensation and assist us in recruiting and retaining talented executives.

Other Compensation.  All of our executive officers will continue to be eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our executive officers. Certain of our named executive officers will also continue to be eligible for reimbursements for relocation expenses, legal costs associated with negotiating employment agreements, tax advisory services and/or commuting expenses. We do not view perquisites as a significant element of our comprehensive compensation structure.

Management Shareholder, Employment and Other Agreements

We have entered into employment agreements with each of our named executive officers, effective as of the consummation of this offering. The initial term of the employment agreement with each of our officers will be the two year period following the consummation of this offering. Following the completion of the initial term, each agreement will automatically be renewed for additional one-year periods unless either party provides at least 60 days’ notice of non-renewal.

Each employment agreement provides for payment of a specified base salary (current base salaries for our named executive officers are set forth above in the section entitled “Management — Executive Officer Compensation — Compensation Discussion and Analysis”). In addition, each agreement provides for payment of a discretionary annual bonus, based on performance targets established each year by the Company. Each agreement also entitles the officer to receive employee benefits on a basis no less favorable than other senior management employees of the Company.

Each employment agreement provides that upon termination of the officer’s employment either by the Company without “cause” or by the officer for “good reason” (each as defined in the applicable employment agreement and which, in the case of “good reason,” includes the Company electing not to renew the officer’s employment agreement), the officer will be entitled to receive severance payments equal to a total of (a) two times the officer’s base salary and (b) the officer’s target annual bonus (or, if higher, the officer’s actual bonus for the year prior to termination) pro-rated to reflect the portion of the year the officer was employed by us. Receipt of this severance will be conditioned on the officer providing a general release of claims in favor of the Company. In addition, each agreement will provide that if any payment or benefit received by the officer in connection with a “change in control” of the Company, whether received pursuant to the employment agreement or otherwise, would become subject to the excise tax imposed by Section 280G of the Internal Revenue Code, then such payment or benefit will be reduced to the extent necessary to avoid the excise tax.

Each employment agreement provides that the officer will not compete with us or solicit our employees or customers for twelve months following the termination of the officer’s employment for any reason.

Existing Equity Arrangements

Each of our named executive officers has been granted restricted shares of Company common stock under the terms of the Management Shareholder Award Agreements previously entered into between the Company and the named executive officer as amended in connection with this offering. The restricted shares granted pursuant to the Management Shareholder Award Agreements vest on the first five anniversaries of the date of grant in accordance with the following schedule (provided that the officer is employed by the Company on the vesting date): 10%, 15%, 25%, 25%, 25%.

In addition, historically, 50% of the Company’s annual discretionary bonuses (including the bonuses payable to our named executive officers) have been paid in restricted shares of Company common stock (the “bonus shares”). These shares vest in equal installments on the first three anniversaries of the date of grant, provided that the officer is employed by the Company on the vesting date.

Except as described below, if the employment of any of our named executive officers is terminated without cause or for good reason (as described above in the section entitled “Management Shareholder, Employment and Other Agreements”) or as a result of the officer’s death or disability, subject to the named executive officer executing a general release of claims in favor of the Company, the tranche of restricted shares next scheduled to vest (but in no event less than 25% of the total share grant) will vest and the remaining unvested restricted shares will be forfeited; provided, however, that if the employment of any of our named executive officers is terminated without cause or for good reason or the officer retires after having achieved at least sixty years of age and more than sixty months of employment with us or certain specified employers, all bonus shares will vest. If the employment of any of our named executive officers is terminated without cause or for good reason within one year following a change in control, all unvested restricted shares will vest. On any other termination of employment, all unvested restricted shares will be forfeited.

The aggregate number of restricted shares held by each of our named executive officers as of December 31, 2008 is set forth in the table entitled “Outstanding Equity Awards At 2008 Year End.”

IPO Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan for our employees, the RailAmerica, Inc. 2009 Omnibus Stock Incentive Plan, or the “Plan.” The purposes of the Plan are to provide additional incentives to selected employees, directors and independent contractors of, and consultants to, the Company or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Plan will provide for the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and share-based awards.

While we intend to issue restricted shares and other share-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants. Our board of directors (or the compensation committee of the board of directors, after it has been appointed) will determine the specific criteria for future equity grants under the Plan. The following description summarizes the expected features of the Plan.

Summary of Plan Terms

A total of 4,500,000 shares of common stock will be reserved and available for issuance under the Plan, subject to annual increases of 125,000 shares of common stock per year, beginning in 2010 through and including 2019.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the “plan administrator”). The plan administrator will interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan.

The Plan will permit the plan administrator to select the directors, employees and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares of common stock subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards.

We may issue share options under the Plan. All share options granted under the Plan are intended to be non-qualified share options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. The option exercise price of all share options granted under the Plan will be determined by the plan administrator, but in no event shall the exercise price be less than 100% of the fair market value of the common stock on the date of grant. The term of all share options granted under the Plan will be determined by the plan administrator, but may not exceed ten years. Each share option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable share option agreement.

Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, retirement, disability or death, such optionee’s share options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and will then expire. Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to retirement, disability or death, such optionee’s share options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. Share options that were not exercisable on the date of termination of employment for any reason other than for cause will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding share options (whether or not vested) will expire at the commencement of business on the date of such termination of employment.

Share appreciation rights, or “SARs,” may be granted under the Plan, either alone or in conjunction with all or part of any option granted under the Plan. A free-standing SAR granted under the Plan will entitle its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator on the date of grant (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the Plan will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related share option. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator on or after the date of grant, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to the terms and conditions applicable to the related option.

Restricted shares, deferred shares and performance shares and other stock-based awards may be granted under the Plan. The plan administrator will determine the purchase price, the vesting schedule and performance objectives, if any, with respect to the grant of restricted shares, deferred shares and performance shares and other stock-based awards. Participants with restricted shares and performance shares will generally have all of the rights of a shareholder, including dividend equivalent rights. Participants with deferred shares will have the rights of a shareholder upon the future settlement of the shares; provided, that, during the restricted period, deferred shares may be credited with dividend equivalent rights, if the award agreement so provides. If the performance goals, service requirements, and other restrictions are not satisfied, the restricted shares, deferred shares, performance shares and/or other stock-based awards will be subject to forfeiture or the Company’s right of repurchase of such shares. Subject to the provisions of the Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, without limitation, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

In the event of a merger, consolidation, reorganization, recapitalization, share dividend or other change in corporate structure affecting the shares of common stock, an equitable substitution or proportionate adjustment shall be made, as may be determined by the plan administrator, in (i) the aggregate number of shares of common stock reserved for issuance under the Plan, (ii) the maximum number of shares of common stock that may be subject to awards granted to any participant in any calendar year, (iii) the kind, number and exercise price subject to outstanding share options and SARs granted under the Plan, and (iv) the kind, number and purchase price of shares of common stock subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards in exchange for the payment of cash or in-kind consideration. However, no adjustment or payment may cause any award under the Plan that is or becomes subject to Section 409A of the Internal Revenue Code to fail to comply with the requirements of that section.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control occurs and a participant’s employment is terminated without cause on or after the effective date of the change in control, but prior to 12 months following the effective date of the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. Under the Plan, the term “change in control” will generally mean: (i) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becomes the beneficial owner of securities of the Company representing 50% or more of the Company’s then outstanding voting power; (ii) the consummation of a merger of the Company or any subsidiary of the Company with any other corporation, other than a merger immediately following which the board of directors of the Company immediately prior to the merger constitute at least a majority of the directors of the company surviving or continuing after the merger or, if the surviving company is a subsidiary, the ultimate parent; (iii) a change in the majority of the membership of the board of directors without approval of two-thirds of the directors who constituted the board of directors at the time this offering is consummated, or whose election was previously so approved; or (iv) the Company’s shareholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition of all or substantially all of the Company’s assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by the Company’s shareholders following the transaction in substantially the same proportions as their ownership of the Company immediately prior to the transaction or (b) a sale or disposition of such assets immediately following which the board of directors of the Company immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof. The completion of this offering will not be a change of control under the Plan.

The Plan will provide our board of directors with authority to amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Unless the board of directors determines otherwise, shareholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on the tenth anniversary of the effective date of the Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the Plan.

Federal Income Tax Consequences of Plan Awards

The following is a summary of certain federal income tax consequences of awards under the Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change. It is suggested that a participant consult his or her tax and/or financial advisor for tax advice before exercising an option or stock appreciation right and before disposing of any shares acquired upon that exercise or pursuant to any other award under the Plan.

Share Options.  Participants generally will not be taxed upon the grant of a share option. Rather, at the time the share option is exercised, the participant will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares of common stock purchased over the option exercise price. The Company will generally be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Share Appreciation Rights.  In the case of share appreciation rights, a participant generally will not be taxed upon the grant of such rights or vesting of such rights. Rather, at the time of exercise of the share appreciation right, a participant will generally recognize ordinary income for federal income tax purposes in an amount equal to the value of the shares of common stock and cash received at the time of such receipt. The Company will generally be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Restricted Shares and Performance Awards.  A participant generally will not be subject to tax upon the grant of a restricted share or performance award, but rather will recognize ordinary income in an amount equal to the fair market value of the common stock at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Internal Revenue Code). A holder may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a deduction at the time and in the amount that the holder recognizes ordinary income. A participant’s tax basis in the shares of common stock will be equal to the fair market value of the shares at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the common stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income).

Deferred Shares.  In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Historical Compensation of our Named Executive Officers

Set forth below is information concerning the cash and non-cash compensation earned by, awarded to or paid by us during 2008, 2007, and, where applicable, 2006 respectively, to our named executive officers. Our named executive officers are our Chief Executive Officer, Chief Financial Officer and the other four most highly compensated executive officers of the Company who were serving as executive officers as of the end of 2008.

During 2006, 2007 and 2008, our named executive officers received cash salary and bonus and restricted stock grants, all as set forth below. They did not participate in or have account balances under any pension or nonqualified deferred compensation plans. The potential payments to be made to a named executive officer upon a termination of employment or change in control of the Company are described in the section of this prospectus entitled “Termination, Severance and Change of Control Arrangements.”

The amount and form of compensation reported below does not necessarily reflect the compensation that our named executive officers will receive following the completion of this offering because compensation levels after the offering will be determined based on compensation policies, programs and procedures not yet established by the compensation committee of our board of directors. Accordingly, the compensation of our named executive officers following the completion of this offering could be more or less than that reported below.

SUMMARY COMPENSATION TABLE FOR 2008

				Stock	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(6)	Awards ($)(7)	Compensation ($)		Total ($)

John Giles	2008	300,000	483,533	890,717	—		1,674,250
(President and Chief Executive Officer)(1)	2007	258,333	450,000	500,000	—		1,208,333
Clyde Preslar	2008	164,773	156,532	39,835	131,107	(8)	492,247
(Senior Vice President and Chief Financial Officer)(2)	2007	—	—	—	—		—
Paul Lundberg	2008	200,000	250,000	71,984	34,551	(9)	556,535
(Senior Vice President and Chief Operations Officer)(3)	2007	168,518	187,500	30,000	—		386,018
Charles Patterson,	2008	200,000	250,000	71,984	39,519	(10)	561,503
(Senior Vice President and Chief Commercial Officer)(4)	2007	166,666	187,500	30,000	—		384,166
David Rohal,	2008	200,000	250,000	71,984	11,626	(11)	553,610
(Senior Vice President, Strategic Relations)(5)	2007	166,666	187,500	30,000	—		384,166
Scott Williams,	2008	243,762	237,152	91,984	716,281	(12)	1,289,179
(Senior Vice President, General	2007	243,762	187,500	102,068	—		535,330
Counsel & Secretary)	2006	236,663	94,097	31,458	—		362,218

(1)	Mr. Giles commenced employment with the Company on February 21, 2007.

(2)	Mr. Preslar commenced employment with the Company on May 5, 2008.

(3)	Mr. Lundberg commenced employment with the Company on February 27, 2007.

(4)	Mr. Patterson commenced employment with the Company on March 1, 2007.

(5)	Mr. Rohal commenced employment with the Company on March 1, 2007.

(6)	Represents annual cash bonuses paid to the executives in respect of services performed for the applicable year.

(7)	Represents the total cost recognized for financial accounting purposes in the Company’s financial statements pursuant to SFAS 123R.

(8)	All Other Compensation for Mr. Preslar consists of reimbursement of $115,094 for costs associated with Mr. Preslar’s relocation from Tampa, Florida to Jacksonville, Florida, (including $39,755 associated with a tax “gross up”) travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(9)	All Other Compensation for Mr. Lundberg consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(10)	All Other Compensation for Mr. Patterson consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(11)	All Other Compensation for Mr. Rohal consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(12)	All Other Compensation for Mr. Williams consists of a retention bonus of $700,000 paid to Mr. Williams in 2008 (payable in cash and our common stock), in connection with the Company’s acquisition by Fortress and Mr. Williams’ waiver of rights under a change in control agreement, travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

2008 GRANTS OF PLAN-BASED AWARDS TABLE

The following table summarizes grants of plan-based awards made in 2008 to each of our named executive officers.

		All Other
		Stock Awards:		Grant Date Fair
		Number of Shares		Market Value of Stock
		of Stock or Units		Awards
Name	Grant Date	(#)(1)		($)

John Giles	7/15/08	11,565	(2)	174,503
Clyde Preslar	5/05/08	39,600	(3)	597,520
Paul Lundberg	7/15/08	4,824	(2)	72,789
Charles Patterson	7/15/08	4,824	(2)	72,789
David Rohal	7/15/08	4,824	(2)	72,789
Scott Williams	7/15/08	4,824	(2)	72,789
Scott Williams	1/2/08	27,000	(4)	300,000
Scott Williams	1/2/08	36,000	(3)	400,000

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	Represents Bonus Restricted Shares which were granted under the Omnibus Stock Incentive Plan as in effect prior to this offering, vesting in equal installments on each of the first three anniversaries of the date of grant.

(3)	Represents restricted shares which were granted pursuant to Management Shareholder Agreements dated May 1, 2008 and January 2, 2008, respectively. These restricted shares vest on each of the first five anniversaries of the applicable grant date, as follows: 10%, 15%, 25%, 25% and 25%.

(4)	Represents common shares which were granted pursuant to a Management Shareholder Agreement dated January 2, 2008. As described in footnote 12 to the Summary Compensation Table, these shares constitute a portion of the retention bonus paid to Mr. Williams in 2008 in connection with the Company’s acquisition by Fortress.

OUTSTANDING EQUITY AWARDS AT 2008 YEAR END

The following table summarizes the number of securities underlying outstanding equity awards at the end of 2008 for each of our named executive officers.

	Stock Awards
	Number of Shares or
	Units of Stock That		Market Value of Shares or Units of
	Have Not Vested		Stock That Have Not Vested
Name	(#)(1)		($)(2)

John Giles	486,000	(3)	7,516,800
	11,565	(4)	178,872
Clyde Preslar	39,600	(5)	612,480
Paul Lundberg	32,400	(6)	501,120
	4,824	(4)	74,611
Charles Patterson	32,400	(7)	501,120
	4,824	(4)	74,611
David Rohal	32,400	(7)	501,120
	4,824	(4)	74,611
Scott Williams	32,400	(8)	501,120
	4,824	(4)	74,611

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	The amounts in this column reflect the market value based on the valuation of the Company’s common stock effective as of December 31, 2008.

(3)	Represents restricted shares which vest in annual installments as follows: 15% on February 20, 2009, 25% on February 20, 2010, 25% on February 20, 2011 and 25% on February 20, 2012.

(4)	Represents restricted shares which vest in equal annual installments on April 1, 2009, April 1, 2010 and April 1, 2011.

(5)	Represents restricted shares which vest in annual installments as follows: 10% on May 1, 2009, 15% on May 1, 2010, 25% on May 1, 2011, 25% on May 1, 2012 and 25% on May 1, 2013.

(6)	Represents restricted shares which vest in annual installments as follows: 15% on April 1, 2009, 25% on April 1, 2010, 25% on April 1, 2011 and 25% on April 1, 2012.

(7)	Represents restricted shares which vest in annual installments as follows: 15% on March 21, 2009, 25% on March 21, 2010, 25% on March 21, 2011 and 25% on March 21, 2012.

(8)	Represents restricted shares which vest in annual installments as follows: 15% on June 1, 2009, 25% on June 1, 2010, 25% on June 1, 2011 and 25% on June 1, 2012.

2008 OPTION EXERCISES AND STOCK VESTED

The following table summarizes the shares vested during 2008 for each of our named executive officers.

	Stock Vested
	Number of Shares
	Acquired	Value Realized on
	on Vesting	Vesting
	(#)(1)	($)(2)

John Giles	54,000	656,400
Clyde Preslar	—	—
Paul Lundberg	3,600	46,680
Charles Patterson	3,600	46,680
David Rohal	3,600	46,680
Scott Williams	3,600	54,320

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	The amounts in this column reflect the market value of the Company’s common stock as of the latest quarterly valuation effective during the time period of the vesting.

Termination, Severance and Change of Control Arrangements

The table below shows the potential severance payments for each of our named executive officers. All payments are contingent on the executive’s termination of employment and/or the identified triggering events and represent payments that the officer would have received had the officer’s employment been terminated on December 31, 2008 assuming that the employment agreements and equity arrangements described in the sections entitled “Management Shareholder, Employment and Other Agreements” and “Existing Equity Arrangements” had been in effect on December 31, 2008 on the terms and conditions described in those sections. The amounts set forth in the table below may be reduced by the Section 280G cap on compensation, as described above in the section entitled “Management Shareholder, Employment and Other Agreements.” In addition to what is set forth in those agreements, our named executive officers are covered under a group life insurance policy with a benefit equal to one-times base salary, to a maximum of $250,000 and a group disability policy that provides a payment of 60% of regular monthly earnings, to a maximum of $9,000 per month.

For purposes of each of the employment agreements with our named executive officers, an officer is considered to have retired if the officer voluntarily terminates employment after having achieved at least sixty years of age and more than sixty months of employment with us or certain specified affiliates. None of our named executive officers were retirement eligible as of December 31, 2008.

Mr. John Giles

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$600,000	$600,000	—	—	—	—
Bonus	$450,000	$450,000	—	—	—	—
Accelerated Vesting of Restricted Stock	$2,058,072	$7,695,672	$1,938,777	$1,938,777	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$3,108,072	$8,745,672	$2,188,777	$1,938,777	—	—

Mr. Clyde Preslar

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$500,000	$500,000	—	—	—	—
Bonus(1)	$156,532	$156,532	—	—	—	—
Accelerated Vesting of Restricted Stock	$153,120	$612,480	$153,120	$153,120	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$809,652	$1,269,012	$403,120	$153,120	—	—

(1)	Amount represents the actual bonus paid to Mr. Preslar for 2008, the first year in which he was employed by the Company.

Mr. Paul Lundberg, Mr. Charles Patterson and Mr. David Rohal

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$400,000	$400,000	—	—	—	—
Bonus	$187,500	$187,500	—	—	—	—
Accelerated Vesting of Restricted Stock	$199,891	$575,731	$150,058	$150,058	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$787,391	$1,163,231	$400,058	$150,058	—	—

Mr. Scott Williams

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$487,524	$487,524	—	—	—	—
Bonus	$187,500	$187,500	—	—	—	—
Accelerated Vesting of Restricted Stock	$199,891	$575,731	$150,058	$150,058	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$874,915	$1,250,755	$400,058	$150,058	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater stockholders and any of their immediate family members since January 1, 2006. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Our Formation/Original Capital Investment

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. Wesley R. Edens, Chairman of our board of directors, is the Co-Chairman of the board of directors of Fortress Investment Group LLC, and Joseph P. Adams, Jr., Deputy Chairman of our board of directors, is a Managing Director of Fortress Investment Group LLC.

Stockholders Agreement

General

Prior to the completion of this offering, we will enter into a stockholders agreement, or the Stockholders Agreement, with RR Acquisition Holding LLC, which we refer to as the Initial Stockholder.

As discussed further below, the Stockholders Agreement that we will enter into prior to completion of this offering provides certain rights to the Initial Stockholder with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities owned by the Initial Stockholder, certain other affiliates of Fortress and permitted transferees (“Fortress Stockholders”).

Our Stockholders Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our amended and restated certificate of incorporation or amended and restated bylaws in effect as of the date of the Stockholders Agreement that would add restrictions to the transferability of our shares by the Initial Stockholder or its permitted transferees which are beyond those provided for in our amended and restated certificate of incorporation, amended and restated bylaws, the Stockholders Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders Agreement of the Initial Stockholder or its permitted transferees unless such amendment is approved by such the Initial Stockholder.

Designation and Election of Directors

Our Stockholders Agreement will provide that, for so long as the Stockholders Agreement is in effect, we and the Fortress Stockholders shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors of the Company held of record or beneficially owned by the Fortress Stockholders, and, with respect to the Company, including in the slate of nominees recommended by the board those individuals designated by FIG LLC) so as to elect to the board, and to cause to continue in office, not more than seven (7) directors (or such other number as FIG LLC may agree in writing), of whom, at any given time:

•	at least a majority of such directors shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own at least 40% of the voting power of the Company;

•	at least three directors (four if the board consists of more than seven directors) shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own less than 40% but at least 20% of the voting power of the Company;

•	at least two directors shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own less than 20% but at least 10% of the voting power of the Company; and

•	at least one director shall be an individual designated by FIG LLC, for so long as the Fortress Stockholders has beneficially own less than 10% but at least 5% of the voting power of the Company.

In accordance with the Stockholders Agreement, FIG LLC will designate Paul R. Goodwin, Vincent T. Montgomery and Robert Schmiege for election to our board of directors prior to the completion of this offering.

Registration Rights

Demand Rights.  Under our Stockholders Agreement, the Fortress Stockholders will have, for so long as the Fortress Stockholders beneficially own an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow the Fortress Stockholders, at any time after 180 days following the consummation of this offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Fortress Stockholders will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We are also not required to effect any demand registration within three months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We are not obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights.  For so long as the Fortress Stockholders beneficially own an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of this offering, such Fortress Stockholders will also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of the Fortress Stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.  Under our Stockholders Agreement, we will grant to the Initial Stockholder or any of its respective permitted transferees, for so long as it beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Initial Stockholder may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses.  Under our Stockholders Agreement, we will agree to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses incidental to our performance under the Stockholders Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement.

Lease Agreements

During 2008, the Company entered into four operating lease agreements with Florida East Coast Railway LLC, or FECR, an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC. Three of these agreements relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the year ended December 31, 2008, on a net basis the Company paid FECR an aggregate amount of $0.1 million, and at December 31, 2008, FECR had a net payable to the Company of $0.1 million. The fourth agreement relates to the sub-leasing of office space by FECR to the Company. During 2008, FECR billed the Company $0.2 million under the sub-lease agreement, of which $0.1 million was payable to FECR at December 31, 2008. During 2009, the Company entered into an additional operating lease agreement with FECR relating to the leasing of locomotives between the companies for ordinary business operations.

Management and Reciprocal Administrative Services Agreements

We expect to enter into agreements with FECR and its affiliates which will provide for services to be provided from time to time by certain of our senior executives and other employees and for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal. The agreements are expected to be generally consistent with arms-length arrangements with third parties providing similar services. The net amount of payments to be received by us under these agreements is expected to be less than $1 million in the aggregate on an annual basis.

Related Party Transaction Review Process

Pursuant to our written policies and procedures with respect to transactions with persons related to us (referred to as “Related Party Transactions”), a Related Party Transaction may only be taken by us if the following steps are taken:

•	Prior to entering into a Related Party Transaction, the party wishing to enter into the proposed transaction must provide notice to our legal department of the facts and circumstances of the proposed transaction.

•	Our legal department will assess whether the proposed transaction is a Related Party Transaction.

•	If our legal department determines that the proposed transaction is a Related Party Transaction and unless such Related Party Transaction is required to be approved by our board of directors under our indenture or any other agreement we may enter into from time to time, the proposed transaction will be submitted to our Nominating, Corporate Governance and Conflicts Committee for consideration at its next meeting or, in those instances in which our legal department, in consultation with our Chief Financial Officer, determines that it is not practicable or desirable to wait until the next meeting, to the Chair of the Nominating, Corporate Governance and Conflicts Committee.

•	The Nominating, Corporate Governance and Conflicts Committee, or where submitted to the chairperson of that committee, the chairperson, shall consider all of the relevant facts and circumstances available, including (if applicable): the benefits to us; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. Only those Related Party Transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, may be approved.

PRINCIPAL AND SELLING STOCKHOLDERS

Prior to this offering, substantially all of the ownership interests in RailAmerica were owned by the Initial Stockholder and our employees.

The following table sets forth the total number of shares of common stock beneficially owned, and the percent so owned, prior to this offering and as adjusted to reflect the 90-for-1 stock split of our common stock that occurred on September 22, 2009 and the sale of the shares offered hereby, by (i) each person known by us to be the beneficial owner of five percent or more of our outstanding common stock, (ii) each of our directors and named executive officers, (iii) all directors and executive officers as a group, and (iv) the selling stockholders participating in this offering.

The percentage of beneficial ownership of our common stock before this offering is based on 43,720,263 shares of common stock issued and outstanding as of September 29, 2009 (as adjusted to reflect the 90-for-1 stock split). The percentage of beneficial ownership of our common stock after this offering is based on 54,346,930 shares of common stock issued and outstanding (as adjusted to reflect the 90-for-1 stock split). The table assumes that the underwriters will not exercise their over-allotment option.

	Number of Shares				Number of Shares
	Beneficially Owned			Number of	Beneficially Owned
	Prior to the Offering(1)			Shares	After the Offering(1)
	Number of			Being	Number of
Name of Beneficial Owner(1)	Shares(3)		Percent(4)	Offered	Shares		Percent

Executive Officers and Directors(2)
Wesley R. Edens(5)	41,850,000	(6)	95.7%	11,500,000(7)	30,350,000	(8)	55.8%
Joseph P. Adams, Jr.	0		*	—	0		*
Paul R. Goodwin	0		*	—	20,000		*
Vincent T. Montgomery	0		*	—	20,000		*
Robert Schmiege	0		*	—	20,000		*
John Giles	734,733		1.7%	—	734,733		1.4%
Clyde Preslar	60,003		*	—	60,003		*
David Rohal	64,566		*	—	64,566		*
Paul Lundberg	62,631		*	—	62,631		*
Charles Patterson	64,566		*	—	64,566		*
Scott Williams	82,899		*	—	82,899		*
All directors and executive officers as a group (12 persons)	42,966,882		98.3%	11,500,000	31,526,882		58.0%
5% and selling stockholder
RR Acquisition Holding LLC(5)	41,850,000		95.7%	11,500,000	30,350,000		55.8%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except in cases where community property laws apply we believe that each stockholder possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The beneficial owners listed in this table do not, individually or as a group, have the right to acquire beneficial ownership over any other shares of our common stock.

(2)	The address of each officer or director listed in this table is: c/o RailAmerica, Inc., 7411 Fullerton Street, Suite 300, Jacksonville, Florida 32256.

(3)	Consists of common stock held, including restricted shares, shares underlying stock options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(4)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire common stock and no exercise of options or warrants by any other person.

(5)	RR Acquisition Holding LLC is wholly-owned by Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV Funds”). FIG LLC is the investment manager of each of the Fund IV Funds. Fortress Operating Entity I LP (“FOE I”) is the 100% owner of FIG LLC. FIG Corp. is the general partner of FOE I. FIG Corp. is a wholly-owned subsidiary of Fortress Investment Group LLC. As of June 30, 2009, Wesley R. Edens, the Chairman of our board of directors, owns approximately 16% of Fortress Investment Group LLC. By virtue of his ownership interest in Fortress Investment Group LLC and certain of its affiliates, Mr. Edens, may be deemed to beneficially own the shares listed as beneficially owned by RR Acquisition Holding LLC. Mr. Edens disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of all entities listed above is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. RR Acquisition Holding LLC is not a broker-dealer or an affiliate of a broker-dealer.

(6)	Includes all shares presented in this table that are held by the Initial Stockholder.

(7)	Represents all shares being sold by the Initial Stockholder in this offering.

(8)	Includes all shares presented in this table that will be held by the Initial Stockholder following the completion of this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

ABL Revolver

Overview

On June 23, 2009, we and RailAmerica Transportation Corp., our wholly-owned subsidiary, entered into a new senior secured asset-based revolving credit facility, or ABL Facility, with Citicorp North America, Inc., as administrative agent, and Citigroup Global Markets Inc., as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the ABL Facility.

The ABL Facility provides for revolving credit financing of up to $40.0 million, subject to borrowing base availability, with a maturity of four years. The borrowing base at any time equals the product of 85% multiplied by the net amount of eligible accounts receivable, minus reserves deemed necessary by the administrative agent. The ABL Facility also provides that we may request increases to the $40.0 million commitments by up to a maximum aggregate amount of $20.0 million, provided that, among other conditions, no default or event of default exists.

The ABL Facility includes borrowing capacity of up to $10.0 million for letters of credit and of up to $10.0 million for swingline loans. All borrowings under the ABL Facility (including the issuance of letters of credit and swingline borrowings) are subject to the satisfaction of customary conditions, including absence of a default under the ABL Facility and accuracy of representations and warranties.

Interest rate and fees

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the greater of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% and (3) 3.50% or (b) a LIBOR rate determined by reference to the greater of (1) the costs of funds for U.S. dollar deposits in the London interbank market for the interest period relevant to such borrowing and (2) 2.50%, in each case plus an applicable margin. The applicable margin with respect to (a) base rate borrowings will be 3.00% and (b) LIBOR borrowings will be 4.00%. In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the ABL Facility (increasing when utilization is low and decreasing when utilization is high). We must also pay customary letter of credit fees equal to 4.00% of the maximum face amount of such letter of credit, a fronting fee for each letter of credit equal to 0.25% of the maximum face amount of such letter of credit and customary agency fees.

Guarantees and security

All obligations under the ABL Facility are unconditionally guaranteed jointly and severally on a senior basis by all of our existing and subsequently acquired or organized direct or indirect U.S. restricted subsidiaries, subject to certain exceptions. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by a first-priority security interest in all accounts receivable, deposit accounts, securities accounts, cash (other than certain cash proceeds of the senior secured notes collateral), related general intangibles and instruments relating to the foregoing and the proceeds of the foregoing, or the ABL Collateral. Obligations under the ABL Facility are not secured by the collateral securing the senior secured notes.

Covenants, Representations and Warranties and Events of Default

The ABL Facility includes customary affirmative and negative covenants, including, among other things, restrictions on (i) the incurrence of indebtedness and liens, (ii) investments and loans, (iii) dividends and other payments with respect to capital stock, (iv) redemption and repurchase of capital stock, (v) mergers, acquisitions and asset sales, (vi) payments and modifications of other debt (including the notes), (vii) affiliate transactions, (viii) altering our business, (ix) engaging in sale-leaseback transactions and (x) entering into agreements that restrict our ability to create liens or repay loans or issue capital stock. In addition, if availability under the ABL Facility is below $15.0 million, we will be subject to a minimum fixed charge coverage ratio of 1.1 to 1.0.

The ABL Facility contains certain customary representations and warranties and events of default, including, among other things, (i) payment defaults, (ii) breach of representations and warranties, (iii) covenant defaults, (iv) cross-defaults to certain indebtedness, (v) certain events of bankruptcy, (vi) certain events under ERISA, (vii) material judgments, (viii) actual or asserted failure of any guaranty or security document supporting the ABL Facility to be in full force and effect, and (ix) change of control.

9.25% Senior Secured Notes

On June 23, 2009, we completed a private offering of $740.0 million aggregate principal amount of 9.25% senior secured notes due 2017, or the existing senior secured notes. By means of a separate prospectus, we intend to offer to exchange up to $740.0 million aggregate principal amount of 9.25% senior secured notes due 2017, or the new senior secured notes, for an equal principal amount of the existing senior secured notes in an offering that will have been registered under the Securities Act. This prospectus shall not be deemed to be an offer to exchange such notes. The existing senior secured notes and the new senior secured notes are referred to herein as the senior secured notes.

Interest is payable on the senior secured notes semiannually in arrears on January 1 and July 1, starting on January 1, 2010, with interest accruing from June 23, 2009.

Optional Redemption

During any 12-month period commencing on the issue date, we may redeem up to 10% of the aggregate principal amount of the senior secured notes issued under the indenture at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any.

We may also redeem some or all of the senior secured notes at any time before July 1, 2013 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. The make-whole premium is the greater of (1) 1.0% of the principal amount of the note or (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the note at July 1, 2013 (such redemption price being set forth in the table below) plus (ii) all required interest payments due on the note through July 1, 2013 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the applicable treasury rate plus 50 basis points over (b) the principal amount of the note. On or after July 13, 2013, we may also redeem the senior secured notes, in whole or in part, at the following redemption prices set forth below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, if redeemed during the 12-month period commencing on July 1 of the years set forth below:

Year	Percentage

2013	104.625%
2014	102.313%
2015	100.000%

In addition, prior to July 1, 2012, we may redeem up to 35% of the aggregate principal amount of the senior secured notes using the net proceeds of certain equity offerings at a price equal to 109.25% of the aggregate principal amount of the senior secured notes to be redeemed, plus accrued and unpaid interest, if any; provided that after giving effect to any such redemption, at least 65% of the senior secured notes issued on the issue date would remain outstanding immediately after such redemption.

Change of Control

Upon a Change of Control (as defined in the indenture), we (or a third party) must offer to redeem all of the senior secured notes for a payment equal to 101% of the senior secured notes’ principal amount plus accrued and unpaid interest thereon. This offering will not result in a Change of Control.

Guarantees; Ranking; Collateral

The senior secured notes are guaranteed, jointly and severally, on a senior secured basis by all of our current and future wholly-owned domestic restricted subsidiaries other than domestic subsidiaries all of the material assets of which consist of stock in foreign subsidiaries and certain domestic subsidiaries that do not have material assets or earnings.

The senior secured notes and guarantees are senior secured obligations of us and our subsidiary guarantors and are secured by a first-priority lien (subject to certain exceptions and permitted liens) on substantially all the tangible and intangible assets of us and the guarantors, other than the ABL Collateral securing the ABL Facility (as described in “— ABL Revolver”), in each case held by us and the guarantors including the capital stock of any subsidiary held by us, any guarantor and any first tier subsidiary that is a domestic subsidiary substantially all of the assets of which consist of stock in foreign subsidiaries (but limited to 65% of the voting stock of any such first-tier subsidiary). The collateral described above was pledged to the notes collateral agent for the benefit of the trustee, the notes collateral agent and the holders of the notes.

Covenants

The indenture governing the senior secured notes contains certain limitations and restrictions on the Company and its restricted subsidiaries’ (as of the date of this prospectus, all of the Company’s subsidiaries were restricted subsidiaries) ability to, among other things:

•	incur additional indebtedness;

•	issue preferred and disqualified stock;

•	purchase or redeem capital stock;

•	make certain investments;

•	pay dividends or make other payments or loans or transfer property;

•	sell assets;

•	enter into certain types of transactions with affiliates involving consideration in excess of $5.0 million;

•	create liens on certain assets; and

•	sell all or substantially all of the Company’s or a guarantor’s assets or merge with or into another company.

The covenants are subject to important exceptions and qualifications described below.

The Company and its restricted subsidiaries are prohibited from incurring or issuing additional indebtedness and disqualified stock and its restricted subsidiaries are prohibited from issuing preferred stock unless the Company’s fixed charge coverage ratio for the most recently ended four full fiscal quarters would have been at least 2.00 to 1.00 on a pro forma basis. In addition, the Company may, among other things, incur certain credit facilities debt not to exceed the greater of (i) $60 million and (ii) the borrowing base; purchase money indebtedness or capital lease obligations not to exceed the greater of (i) $80 million and (ii) 5.0% of total assets; indebtedness of foreign subsidiaries not to exceed the greater of (i) $25 million and (ii) 15% of total assets of foreign subsidiaries; acquired debt so long as the Company would be permitted to incur at least an additional $1 of indebtedness under its fixed charge ratio or such ratio is greater following the transaction; and up to $100 million (limited to $50 million for restricted subsidiaries) indebtedness, disqualified stock or preferred stock, subject to increase from the proceeds of certain equity sales and capital contributions.

Furthermore, the Company and its restricted subsidiaries are prohibited from purchasing or redeeming capital stock; making certain investments, paying dividends or making other payments or loans or transfers property, unless the Company could incur an additional dollar of indebtedness under its fixed charge ratio and such payment is less than 50% of the Company’s consolidated net income plus certain other items that increase the size of the payment basket. In addition, the Company may, among other things, make any payment from the proceeds of a capital contribution or concurrent offering of equity interests of the Company; make stock buy-backs from current and former employees/directors in an amount to not exceed $5 million per year, subject to carryover of unused amounts into subsequent years (capped at $10 million in any year) and subject to increase for cash proceeds from certain equity issuances to employees/directors and cash proceeds from key man life insurance; make investments in unrestricted subsidiaries in an amount not to exceed (i) $10 million and (ii) 0.75% of total assets; pay dividends following a public offering up to 6% per annum of the net proceeds received by the Company; make any payments up to $25 million. Moreover, the Company may make investments in an amount not to exceed the greater of (i) $25 million and (ii) 2.0% of total assets, investments in a similar business not to exceed the greater of (i) 50 million and (ii) 3% of total assets and advances to employees not in excess of $5 million.

Events of Default

The indenture contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) the failure to make payments under the indenture when due, (2) breach of covenants, (3) cross-defaults to certain other indebtedness, (4) certain bankruptcy or insolvency events, (5) material judgments and (6) invalidity of material guarantees and liens.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the consummation of this offering. These descriptions may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.

Prior to completion of this offering, our amended and restated certificate of incorporation will be amended so that our authorized capital stock will consist of:

•	400,000,000 shares of common stock, par value $0.01 per share; and

•	100,000,000 preferred shares, par value $0.01 per share.

Upon completion of this offering, there will be outstanding 54,346,930 shares of common stock (assuming no exercise of the underwriters’ over-allotment option) and no outstanding shares of preferred stock.

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement that we will enter into with the Initial Stockholder prior to the completion of this offering, we will be required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIG LLC) so that up to a majority (or other number, depending upon the level of ownership of the Initial Stockholder) of the members of our board of directors are individuals designated by FIG LLC.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock to prior distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price for such shares.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Stockholders Agreement

For a description of the Stockholders Agreement that we will enter into with the Initial Stockholder prior to the completion of this offering, see “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2010, 2011 and 2012, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Fortress Stockholders beneficially own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “— Preferred Stock.”

Ability of our Stockholders to Act

Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to call special stockholders meetings; provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Under our amended and restated certificate of incorporation and amended and restated bylaws, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting by written consent of a majority of our stockholders for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock. After the Fortress Stockholders beneficially own less than 25% of our issued and outstanding stock, only action by unanimous written consent of our stockholders can be taken without a meeting.

Our amended and restated bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within

25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our amended and restated bylaws provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the Delaware General Corporation Law, as amended from time to time):

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•	the Fortress Stockholders have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Fortress Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock has been authorized for listing on the NYSE under the symbol “RA”, subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 54,346,930 shares of common stock issued and outstanding (or a maximum of 55,921,930 shares if the underwriters exercise their over-allotment option in full). All of the 22,000,000 shares of our common stock sold in this offering (or 25,300,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 59.5% of our outstanding common stock (or 54.8% if the underwriters’ over-allotment option is exercised in full) will be held by the Initial Stockholder and members of our management and employees. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of 4,500,000 shares of common stock reserved for issuance under our incentive programs. That registration statement will become effective upon filing, and shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described below.

Lock-Up Agreements

We and our executive officers, directors and the Initial Stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the designated representatives. This agreement does not apply to any existing incentive programs.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the designated representatives provide a written waiver of such extension. The designated representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months

(including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Pursuant to the Stockholders Agreement that we will enter into prior to completion of this offering, the Initial Stockholder and certain of its affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the 180-day lock-up period described above. The Initial Stockholder and certain of its affiliates and permitted third-party transferees will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Initial Stockholder sells a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions — Stockholders Agreement” for a more detailed description of these registration rights.

U.S. FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the anticipated material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax or estate tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below).

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under other federal tax laws and state, local and non-U.S. tax laws.

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company”, or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates unless an applicable income tax treaty provides otherwise. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any effectively connected earnings and profits attributable to such dividends may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends paid to you in excess of our current accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the Non-U.S. Holder’s adjusted tax basis in our common stock (determined on a share-by-share basis), and thereafter will be treated as gain realized on the sale or other disposition of our common stock as described under “— Sale, Exchange, or Other Taxable Disposition of Common Stock” below.

If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other requirements are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at some time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned (actually or constructively), more than 5% of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates (unless an applicable income tax treaty provides otherwise). If you are a corporation described in the first bullet above, you will also be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments. If you are an individual described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We expect to be treated as a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Because we expect to be treated as a United States real property holding corporation, any Non-U.S. Holder of more than 5% of our common stock, actually or constructively, at any time during the requisite period will be subject to U.S. federal income tax on any gain as if such were effectively connected income (except that the branch profits tax will not apply).

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, they will not be subject to backup withholding or information reporting; and

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a foreign person with certain specified U.S. connections, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the Initial Stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

J.P. Morgan Securities Inc.	4,840,000
Citigroup Global Markets Inc.	4,840,000
Deutsche Bank Securities Inc.	4,840,000
Morgan Stanley & Co. Incorporated	3,300,000
Wells Fargo Securities, LLC	1,100,000
Dahlman Rose & Company, LLC	733,333
Lazard Capital Markets LLC	733,334
Stifel, Nicolaus & Company, Incorporated	880,000
Williams Trading, LLC	733,333
Total	22,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.585 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the Initial Stockholder that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option to purchase up to 1,575,000 additional shares of common stock, and the Initial Stockholder has granted to the underwriters an option to purchase up to 1,725,000 additional shares of common stock, exercisable for 30 days from the date of this prospectus, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and our executive officers, directors and the Initial Stockholder (who will hold in the aggregate approximately 58.0% of our issued and outstanding common stock immediately after the completion of this offering) have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the designated representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The designated representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of the designated representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. The designated representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the Initial Stockholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been authorized for listing on the NYSE under the symbol “RA”, subject to official notice of issuance. The underwriters have undertaken to sell shares to a minimum of 400 beneficial owners in lots of 100 or more shares to meet the NYSE distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we and the Initial Stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Paid by Initial Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$0.975	$0.975	$0.975	$0.975
Total	$10,237,500	$11,773,125	$11,212,500	$12,894,375

We estimate that the total expenses of this offering to be paid by us will be $3,564,110.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, commercial banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Citigroup Global Markets Inc. was the sole lead arranger and sole book-running manager for the ABL Facility. Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., is an agent and a lender under the ABL Facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. Incorporated, and Wachovia Bank, National Association, an affiliate of Wells Fargo Securities, LLC, are also lenders under the ABL Facility. Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC acted as initial purchasers of the senior secured notes. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith. DVB Capital Markets LLC introduced this transaction to Stifel, Nicolaus & Company, Incorporated and will receive a fee from Stifel, Nicolaus & Company, Incorporated in connection therewith. DVB Capital Markets LLC has, from time to time, performed, and may in the future perform, lending, investment banking, commercial banking and financial advisory services for affiliates of the Initial Stockholder, for which it has received, and may continue to receive, customary fees and expenses.

We and the Initial Stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The Initial Stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the common stock which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common stock are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common stock may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Cahill Gordon & Reindel llp, New York, New York is representing the underwriters in this offering. Skadden, Arps, Slate, Meagher & Flom LLP also represents Fortress on a variety of past and current matters.

EXPERTS

The consolidated financial statements of RailAmerica as of December 31, 2008 and 2007 (successor), the successor periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007, and predecessor period January 1, 2007 through February 14, 2007 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of RailAmerica for the year ended December 31, 2006 (predecessor) included in this prospectus and registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we have obtained or developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. This includes information relating to the railroad and freight transportation industries from several independent outside sources including the AAR, the American Short Line and Regional Railroad Association, the USDOT and the Canadian Ministry of Transport. See “Industry.”

Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on our website, www.railamerica.com.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets — For the Successor periods as of December 31, 2008 and December 31, 2007	F-4
Consolidated Statements of Operations — For the Successor Periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007, and Predecessor Periods January 1, 2007 through February 14, 2007 and January 1, 2006 through December 31, 2006
F-5
Consolidated Statements of Stockholders’ Equity — For the Predecessor periods ended December 31, 2006 and February 14, 2007 and the Successor periods ended December 31, 2007 and December 31, 2008	F-6
Consolidated Statements of Cash Flows — For the Successor Periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007 and for the Predecessor Periods January 1, 2007 through February 14, 2007 and January 1, 2006 through December 31, 2006
F-7
Notes to Annual Consolidated Financial Statements	F-8
Consolidated Balance Sheets — For the Successor periods as of December 31, 2008 and June 30, 2009 (unaudited)	F-39
Consolidated Statements of Operations — For the Successor Periods January 1, 2009 through June 30, 2009 and January 1, 2008 through June 30, 2008 (unaudited)	F-40
Consolidated Statements of Cash Flows — For the Successor Periods January 1, 2009 through June 30, 2009 and January 1, 2008 through June 30, 2008 (unaudited)	F-41
Notes to Interim Consolidated Financial Statements	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
RailAmerica, Inc.

We have audited the accompanying consolidated balance sheets of RailAmerica, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008, the consolidated statements of operations, stockholders’ equity, and cash flows for the period February 15, 2007 to December 31, 2007 (Successor), and the consolidated statements of operations, stockholders’ equity, and cash flows for the period January 1, 2007 to February 14, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RailAmerica, Inc. at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, the consolidated results of their operations and their cash flows for the period February 15, 2007 to December 31, 2007 (Successor), and the consolidated results of their operations, and their cash flows for the period January 1, 2007 to February 14, 2007 (Predecessor) in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method for accounting for uncertainty for income taxes in 2007.

/s/  Ernst & Young LLP

September 22, 2009
Jacksonville, Florida

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RailAmerica, Inc.

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the results of operations and cash flows of RailAmerica, Inc. and its subsidiaries (“the Company”) for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

March 28, 2007
Miami, Florida

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor Company
December 31,	2008	2007
	(In thousands, except
	share data)

ASSETS
Current assets:
Cash and cash equivalents	$26,951	$15,387
Accounts and notes receivable, net of allowance of $3,338 and $2,384, respectively	76,384	89,965
Other current assets	18,480	11,968
Current deferred tax assets	5,854	9,537

Total current assets	127,669	126,857
Property, plant and equipment, net	953,604	970,505
Intangible assets	172,859	190,149
Goodwill	204,701	189,502
Other assets	16,561	6,226

Total assets	$1,475,394	$1,483,239

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$899	$627,434
Accounts payable	56,058	60,312
Accrued expenses	51,349	43,555

Total current liabilities	108,306	731,301
Long-term debt, less current maturities	628,681	9,507
Deferred income taxes	149,695	167,676
Other liabilities	117,192	62,006

Total liabilities	1,003,874	970,490

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 46,800,000 shares authorized; 43,531,272 shares issued and outstanding at December 31, 2008; and 43,198,650 shares issued and outstanding at December 31, 2007	435	432
Additional paid in capital and other	470,578	468,762
Retained earnings	50,029	33,502
Accumulated other comprehensive income (loss)	(49,522)	10,053

Total stockholders’ equity	471,520	512,749

Total liabilities and stockholders’ equity	$1,475,394	$1,483,239

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor Company		Predecessor Company
	For the Year	February 15,	January 1,	For the Year
	Ended	2007 through	2007 through	Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006
	(In thousands, except per share data)
Operating revenue	$508,466	$424,154	$55,766	$462,580
Operating expenses:
Transportation	278,241	236,156	43,949	278,314
Selling, general and administrative	102,876	87,474	8,387	99,515
Net gain on sale of assets	(1,697)	—	(27)	(3,384)
Impairment of assets	3,420	—	—	—
Depreciation and amortization	39,578	32,146	4,848	38,132

Total operating expenses	422,418	355,776	57,157	412,577

Operating income (loss)	86,048	68,378	(1,391)	50,003
Interest expense, including amortization costs of $10,083, $2,880, $68 and $560, respectively	(61,678)	(42,996)	(3,275)	(27,392)
Other income (loss)	(9,008)	7,129	284	—

Income (loss) from continuing operations before income taxes	15,362	32,511	(4,382)	22,611
Provision for (benefit from) income taxes	1,599	(1,747)	935	(4,809)

Income (loss) from continuing operations	13,763	34,258	(5,317)	27,420
Discontinued operations:
Gain (loss) on disposal of discontinued business (net of income taxes (benefit) of $697, $(385), $0 and $6,614, respectively)	2,764	(756)	—	9,060
Income from operations of discontinued business (net of income taxes of $97)	—	—	—	163

Net income (loss)	$16,527	$33,502	$(5,317)	$36,643

Basic earnings (loss) per common share:
Continuing operations	$0.32	$0.80	$(0.14)	$0.71
Discontinued operations	0.06	(0.02)	—	0.24

Net Income (Loss)	$0.38	$0.78	$(0.14)	$0.95
Diluted earnings (loss) per common share:
Continuing operations	$0.32	$0.80	$(0.14)	$0.70
Discontinued operations	0.06	(0.02)	—	0.23

Net Income (Loss)	$0.38	$0.78	$(0.14)	$0.93
Weighted average common shares outstanding:
Basic	43,443	42,950	39,104	38,650
Diluted	43,443	42,950	39,104	39,265

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Stockholders’ Equity
			Additional		Accumulated
	Number of		Paid-In		Other
	Shares	Par	Capital	Retained	Comprehensive
	Issued	Value	and Other	Earnings	Income (Loss)	Total
	(In thousands)

Predecessor Company
Balance, January 1, 2006	38,688	$39	$330,919	$67,628	$32,692	$431,278
Net income	—	—	—	36,643	—	36,643
Change in market value of derivative instruments, net	—	—	—	—	(967)	(967)
Realization of cumulative translation adjustment from the sale of Alberta Railroad Properties	—	—	—	—	(678)	(678)
Realization of cumulative translation adjustment from the disposal of E&N Railway	—	—	—	—	(2,000)	(2,000)
Cumulative translation adjustments	—	—	—	—	589	589

Total comprehensive income						33,587

Actuarial loss associated with pension and postretirement benefit plans	—	—	—	—	(1,382)	(1,382)
Issuance of common stock	26	—	242	—	—	242
Stock based compensation	217	—	2,224	—	—	2,224
Exercise of stock options	496	1	4,984	—	—	4,985
Tax benefit on exercise of stock options	—	—	563	—	—	563
Exercise of warrants	114	—	752	—	—	752

Balance, December 31, 2006	39,541	$40	$339,684	$104,271	$28,254	$472,249

Net loss	—	—	—	(5,317)	—	(5,317)
Change in market value of derivative instruments, net	—	—	—	—	(162)	(162)
Actuarial loss associated with pension and postretirement benefit plans	—	—	—	—	(181)	(181)
Cumulative translation adjustments	—	—	—	—	(945)	(945)

Total comprehensive loss						(6,605)

Adjustment to opening retained earnings for FIN 48 adoption	—	—	—	(3,855)	—	(3,855)
Issuance of common stock	12	—	113	—	—	113
Stock based compensation	(3)	—	3,492	—	—	3,492
Exercise of stock options	9	—	100	—	—	100

Balance, February 14, 2007	39,559	$40	$343,389	$95,099	$26,966	$465,494

Successor Company
Net income	—	—	—	33,502	—	33,502
Change in market value of derivative instruments, net	—	—	—	—	(16,907)	(16,907)
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	219	219
Cumulative translation adjustments	—	—	—	—	26,741	26,741

Total comprehensive income						43,555

Issuance of common stock	42,186	5	464,995	—	—	465,000
Contribution of interest rate swap	—	—	3,644	—	—	3,644
Stock based compensation	1,013	—	550	—	—	550

Balance, December 31, 2007	43,199	$5	$469,189	$33,502	$10,053	$512,749

Net income	—	—	—	16,527	—	16,527
Change in market value of derivative instruments, net	—	—	—	—	(25,812)	(25,812)
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	1,019	1,019
Cumulative translation adjustments	—	—	—	—	(34,782)	(34,782)

Total comprehensive loss						(43,048)

Other equity contributions	71	—	1,050	—	—	1,050
Stock repurchases	(5)	—	(23)	—	—	(23)
Stock based compensation	269	—	792	—	—	792

Balance, December 31, 2008	43,531	$5	$471,008	$50,029	$(49,522)	$471,520

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor Company		Predecessor Company
		February 15,	January 1,
	Year Ended	2007 through	2007 through	Year Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006
		(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$16,527	$33,502	$(5,317)	$36,643
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	49,118	36,447	4,917	38,772
Net loss (gain) on sale or disposal of properties	(1,738)	1,141	(27)	(19,058)
Foreign exchange loss (gain) on debt	8,260	(7,048)	—	—
Equity compensation costs	3,042	1,178	3,524	2,604
Deferred income taxes and other	(3,161)	(8,068)	1,105	(2,075)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	12,257	(14,225)	840	4,905
Other current assets	(5,861)	(3,677)	2,104	576
Accounts payable	(5,016)	6,947	(6,822)	(6,566)
Accrued expenses	7,196	19,582	(2,058)	4,453
Other assets and liabilities	2,948	2,152	(29)	349

Net cash provided by (used in) operating activities	83,572	67,931	(1,763)	60,603

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(61,282)	(65,400)	(5,545)	(70,425)
Proceeds from sale of assets	17,367	2,764	97	35,429
Deferred acquisition/disposition costs and other	(1,736)	—	—	—
Acquisition, net of cash acquired	—	(1,087,451)	—	—

Net cash used in investing activities	(45,651)	(1,150,087)	(5,448)	(34,996)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	625,000	37,601	48,400
Principal payments on long-term debt	(7,359)	(117)	(35,243)	(81,635)
Capital contribution	—	465,000	—	—
Proceeds from exercise of stock options and warrants	—	—	100	6,154
Sale of common stock	635	3,735	—	—
Financing costs	(18,075)	(4,677)	—	—

Net cash provided by (used in) financing activities	(24,799)	1,088,941	2,458	(27,081)

Effect of exchange rates on cash	(1,558)	608	(24)	(65)

Net increase (decrease) in cash	11,564	7,393	(4,777)	(1,539)
Cash, beginning of period	15,387	7,994	12,771	14,310

Cash, end of period	$26,951	$15,387	$7,994	$12,771

Supplemental cash flow information:
Interest Paid	$44,784	$40,241	$575	$26,535
Income Taxes Paid	$6,655	$2,779	$143	$3,694

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

RailAmerica, Inc. (“RailAmerica” or the “Company”) is one of the largest short line and regional rail service provider in North America, with 40 short line and regional railroads operating over approximately 7,500 miles of track in 27 states and three Canadian provinces. The Company’s principal operations consist of rail freight transportation and ancillary rail services.

On November 14, 2006, RR Acquisition Holding LLC, a Delaware limited liability company (“Holdings”) and RR Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Subsidiary”), both formed by investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) entered into an Agreement and Plan of Merger (“Agreement”) with RailAmerica, a Delaware corporation. On February 14, 2007 shortly after the approval of the proposed merger by the shareholders of RailAmerica, Subsidiary merged with and into RailAmerica, with RailAmerica continuing as the entity surviving the merger as a wholly owned subsidiary of Holdings (the “Acquisition”).

Under the terms of the Agreement, purchase consideration consisted of the shareholders of RailAmerica receiving $16.35 in cash for each share of RailAmerica common stock plus the assumption of the outstanding debt. The total value of the transaction, including the refinancing of the existing debt, was approximately $1.1 billion. See Note 2 for further discussion of the acquisition transaction.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of RailAmerica and all of its subsidiaries. All of RailAmerica’s consolidated subsidiaries are wholly-owned. All intercompany balances and transactions have been eliminated.

BASIS OF PRESENTATION

The balance sheet as of December 31, 2007, which includes the Acquisition transaction, and the statements of operations, stockholders’ equity and cash flows for the post acquisition activity subsequent to February 14, 2007 are defined as those of the Successor Company and are referred to as “the period ended December 31, 2007.” The financial statements as of and for the year ended December 31, 2008 are also of the Successor Company. The statement of operations, stockholders’ equity and cash flows for the period of January 1, 2007 through February 14, 2007, are those of the Predecessor Company and are referred to as “the period ended February 14, 2007.” The financial statements as of and for the year ended December 31, 2006 are also of the Predecessor Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in demand deposit accounts, which at times may exceed insurance limits.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts are recorded by management based upon the Company’s historical experience of bad debts to sales, analysis of accounts receivable aging, and specific identification of customers in financial distress, i.e., bankruptcy or poor payment record. Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered.

Activity in the Company’s allowance for doubtful accounts was as follows (in thousands):

	2008	2007	2006

Balance, beginning of year	$2,384	$1,174	$573
Provisions	1,297	2,008	1,827
Charges	(343)	(798)	(1,226)

Balance, end of year	$3,338	$2,384	$1,174

MATERIALS AND SUPPLIES

Materials and supplies, which are included in other current assets in the consolidated balance sheet, are stated principally at average cost, which is not in excess of replacement cost. Materials are stated at an amount which does not exceed estimated realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which are recorded at historical cost, are depreciated and amortized on a straight-line basis over their estimated useful lives. Costs assigned to property purchased as part of an acquisition are based on the fair value of such assets on the date of acquisition.

The Company self-constructs portions of its track structure and rebuilds certain of its rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment in its track assets. Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. The Company periodically reviews, when impairment indicators are present, its assets for impairment by comparing the projected undiscounted cash flows of those assets to their recorded amounts. Impairment charges are based on the excess of the recorded amounts over their estimated fair value, as measured by discounted cash flows.

The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.

Depreciation has been computed using the straight-line method based on estimated useful lives as follows:

Buildings and improvements	20-33 years
Railroad track and ties	30-40 years
Railroad track improvements	3-10 years
Locomotives, transportation and other equipment	5-30 years
Office equipment and capitalized software	5-10 years

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of RailAmerica.

The Company reviews the carrying values of goodwill and identifiable intangible assets with indefinite lives at least annually to assess impairment since these assets are not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset’s implied fair value. Impairments are recognized when incurred. No circumstances have occurred to indicate the possibility of impairment and management believes that goodwill is not impaired based on the results of the annual impairment test.

For the indefinite-lived intangible assets the impairment test compares the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has certain railroad leases that are recorded as indefinite-lived intangible assets.

AMORTIZABLE INTANGIBLE ASSETS

For amortizable intangible assets, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), requires a company to perform an impairment test on amortizable intangible assets when specific impairment indicators are present. The Company has amortizable intangible assets recorded at the fair value of locomotive, railcar and railroad leases as well as customer relationships or contracts. These intangible assets are generally amortized on a straight-line basis over the contractual length of the lease or expected economic longevity of the customer relationship, the facility served, or the length of the customer contract.

INCOME TAXES

The Company utilizes the liability method of accounting for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers. The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position, if that position more likely than not would not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings prior to the Acquisition (See Note 11, Income Tax Provision).

REVENUE RECOGNITION

The Company recognizes freight revenue after the freight has been moved from origin to destination, which is not materially different from the recognition of revenue as shipments progress due to the relatively short length of the Company’s railroads. Other revenue, which primarily includes demurrage, switching, and storage fees, is recognized when the service is performed.

FOREIGN CURRENCY TRANSLATION

The financial statements and transactions of the Company’s foreign operations are maintained in their local currency, which is their functional currency. Where local currencies are used, assets and liabilities are translated at current exchange rates in effect at the balance sheet date. Translation adjustments, which result from the process of translating the financial statements into U.S. dollars, are accumulated in the cumulative translation adjustment account, which is a component of accumulated other comprehensive income in stockholders’ equity. Revenue and expenses are translated at the average exchange rate for each period. Gains and losses from foreign currency transactions are included in net income. At December 31, 2008 and 2007, accumulated other comprehensive income (loss) included $8.0 million of cumulative translation losses and $26.7 million of cumulative translation gains, respectively. For the period ended December 31, 2008, other income (loss) includes $8.3 million related to exchange rate losses on U.S. dollar denominated debt held by a Canadian entity that has the Canadian dollar as its functional currency. The period ended December 31, 2007 includes $7.0 million related to exchange rate gains on U.S. dollar denominated debt held by a Canadian entity that has the Canadian dollar as its functional currency.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

•	Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

•	Long-term debt: The fair value of the Company’s long-term debt is based on secondary market indicators. Since the Company’s debt is not quoted, estimates are based on each obligation’s characteristics, including remaining maturities, interest rate, amortization schedule and liquidity. The carrying amount of the Company’s fixed rate and variable rate debt approximates its fair value.

•	Derivatives: The carrying value is based on fair value as of the balance sheet date. SFAS No. 157, “Fair Value Measurements” (SFAS 157) requires companies to maximize the use of observable inputs (Level 1 and Level 2), when available, and to minimize the use of unobservable inputs (Level 3) when determining fair value. The Company’s measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements. For derivative instruments in an asset position, the Company also analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability also must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. This methodology is a market approach, which under SFAS 157 utilizes Level 2 inputs as it uses market data for similar instruments in active markets.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157, except as it applies to those nonfinancial assets and nonfinancial liabilities, as noted in FSP 157-2, on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements. The Company is currently evaluating the provisions of FSP 157-2. In October 2008, the FASB also issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in a market that is not active. The Company is currently evaluating the provisions of FSP 157-3.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115” (SFAS 159). SFAS 159 permits, but does not require, entities to choose to measure many financial instruments and certain other items at fair value. The standard provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company adopted the provisions of SFAS 159 on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition-related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early adoption of SFAS 141R is prohibited. The Company does not anticipate that the adoption of SFAS 141R will have a material impact on its consolidated financial statements, absent any material business combinations or adjustments to pre-acquisition income tax contingencies.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the non-controlling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. The Company does not believe that this pronouncement will have a material impact on the Company’s consolidated financial statements.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	MERGER AND ACQUISITION TRANSACTION

As described in Note 1, Summary of Significant Accounting Policies, on February 14, 2007, RailAmerica and Fortress completed a merger in which RailAmerica was acquired by certain private equity funds managed by affiliates of Fortress.

Pursuant to the terms of the agreement, purchase consideration consisted of the shareholders of RailAmerica receiving $16.35 in cash for each share of RailAmerica common stock plus the assumption of the outstanding debt of the Predecessor Company. The Acquisition was financed through a $465 million capital infusion from Holdings consisting of 41,850,000 common shares at $11.11 per share and refinancing the Predecessor Company’s amended and restated term facility with a $650 million bridge credit facility (See Note 9). The total value of the transaction, including the cash payments to stockholders and option holders, refinancing of the existing debt, and acquisition related costs, was approximately $1.1 billion.

The following table details the payments made for the Acquisition (in thousands):

Common stockholders	$639,115
Payoff of existing debt and accrued interest	397,541
Payments to option and warrant holders	28,838
Transaction costs	10,721
Severance of executives	11,236

Cash paid for acquisition	$1,087,451

In accordance with SFAS No. 141, “Business Combinations,” the Acquisition was accounted for under the purchase method of accounting. Under this method of accounting, assets acquired and liabilities assumed were recorded on the Successor Company’s balance sheet at their estimated fair value. In 2008, the Company finalized the purchase price allocation which resulted in an adjustment to the fair value of acquired property, plant and equipment, related income tax liabilities and goodwill. The table below reflects the change in the carrying amount of goodwill for the year ended December 31, 2008 (in thousands).

Balance as of December 31, 2007	$189,502
Impact of change in foreign exchange rates	(15,447)
Additions for tax liability adjustments	22,347
Additions for fixed asset value adjustments	8,299

Balance at December 31, 2008	$204,701

As a result of the Acquisition and the consideration paid, an estimated $174.3 million of goodwill was initially recorded on the Consolidated Balance Sheet of the Successor Company. During the period ended December 31, 2007, the goodwill balance increased by $15.2 million, to $189.5 million for foreign exchange translation adjustments. During 2008 the initial goodwill balance increased $30.6 million, as a result of the purchase price adjustments noted above and decreased by $15.4 million for foreign exchange translation adjustments. The main drivers of the goodwill were the Company’s historical revenue growth rate, as well as expectations for future revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) growth from organic and strategic initiatives including synergies from further integration of processes across the RailAmerica network. These expectations of future business performance were key factors influencing the premium paid for the RailAmerica business. The goodwill associated with this Acquisition is not deductible for tax purposes.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allocation of the purchase price is as follows (in thousands):

Current assets	$91,556
Intangible assets	188,757
Goodwill	204,979
Property, plant and equipment	907,815
Other assets	10,511

Total assets acquired	1,403,618

Current liabilities	(86,117)
Other long term liabilities	(45,475)
Deferred tax liabilities	(184,575)

Total liabilities assumed	(316,167)

Purchase price	$1,087,451

Perpetual railroad leases for trackage rights were considered indefinite-lived intangible assets and were assigned a value of $146.4 million. Definite-lived intangible asset classes were assigned the following amounts and weighted-average amortization periods (dollars in thousands):

		Weighted
	Value	Average Life
Intangible Asset Class	Assigned	(Years)

Customer Contracts	$24,495	5.3
Railroad Leases	9,835	16.8
Rolling stock Leases	2,107	4.5
Locomotive Leases	5,943	6.2

3.	EARNINGS PER SHARE

For the year ended December 31, 2008 and the period ended December 31, 2007, basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the year. The basic earnings per share calculation includes all vested and unvested restricted shares as a result of their dividend participation rights.

For the Predecessor period ended February 14, 2007, basic earnings per share is calculated using the weighted average number of common shares outstanding during the period.

For the Predecessor year ended December 31, 2006, diluted earnings per share is calculated using the sum of the weighted average number of common shares outstanding plus potentially dilutive common shares arising out of stock options, warrants and restricted shares. A total of 0.6 million options were excluded from the calculation as such securities were anti-dilutive.

For the Predecessor period January 1, 2007 through February 14, 2007, diluted earnings per share is calculated using the same number of shares as the basic earnings per share calculation because potentially dilutive common shares arising out of 2.8 million stock options and warrants and 0.4 million unvested restricted shares are anti-dilutive due to the net loss.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the income (loss) from continuing operations available for common stockholders and weighted average shares outstanding (in thousands):

	Successor Company		Predecessor Company
	For the Year	February 15,	January 1, 2007	For the Year
	Ended	2007 through	through	Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006
Income (loss) from continuing operations available to common stockholders (basic and diluted)	$13,763	$34,258	$(5,317)	$27,420
Weighted average shares outstanding (basic)	43,443	42,950	39,104	38,650
Assumed conversion:
Options, warrants and unvested restricted stock	—	—	—	615

Weighted average shares outstanding (diluted)	43,443	42,950	39,104	39,265

4.	STOCK-BASED COMPENSATION

Predecessor Company

The Predecessor Company had an incentive compensation plan under which employees and non-employee directors were granted options to purchase shares of the Company’s common stock at the fair market value at the date of grant. Options generally vested in two or three years and expired ten years from the date of the grant. The Company had previously adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensations” but as of January 1, 2006, the Company adopted the prospective method of accounting for stock-based compensation under SFAS No. 123-R, “Share-Based Payment” (SFAS 123-R). As a result, the Company recognized additional compensation expense in the first nine months of 2006 related to unvested outstanding stock options and the Company’s Employee Stock Purchase Plan. The effect of the adoption of SFAS 123-R on the Company’s financial results for the year ended December 31, 2006 added $0.4 million of compensation expense to income from continuing operations, before income taxes, and $0.3 million, after income taxes.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: dividend yield of 0.0%; expected volatility of 44%; risk free interest rate of 5.0%; and expected lives of five years. The weighted average fair value of options granted during 2005 was $6.05 per share. There were no stock options granted during 2006 or 2007. Expected volatilities were based on historical volatility of the Predecessor Company’s common stock and other factors. The Predecessor used historical experience with exercise and post-vesting employment termination behavior to determine the options’ expected lives, which represent the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the U.S. Treasury rate with a maturity date corresponding to the options’ expected lives. All stock options that were outstanding as of February 14, 2007, were fully vested and redeemed at the $16.35 per share purchase price.

The Predecessor Company maintained an Employee Stock Purchase Plan under which all full-time employees could purchase shares of common stock subject to an annual limit of $25,000 at a price equal to 85% of the fair market value of a share of the Company’s common stock on certain dates during the year. For the stub period ended February 14, 2007 and the year ended December 31, 2006, the Predecessor Company sold 12,576 and 26,147 shares of common stock, respectively, to employees under this plan. The impact of adopting SFAS 123-R on this plan was not material.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of stock options as of February 14, 2007, and changes during the year ended December 31, 2006 and period ended February 14, 2007, is presented below (aggregate intrinsic value in thousands):

				Weighted
		Weighted		Average
	Number of	Average	Aggregate	Remaining
	Outstanding	Exercise	Intrinsic	Contractual
	Options	Price	Value	Life

Outstanding at January 1, 2006	2,809,538	$10.50
Granted	0	$0.00
Exercised	(492,693)	$10.05
Forfeited	(590,736)	$11.98

Outstanding at December 31, 2006	1,726,109	$10.28	$10,013	4.93

Granted	0	$0.00
Exercised	(9,250)	$10.77
Forfeited	(2,750)	$10.19

Outstanding at February 14, 2007	1,714,109	$10.28	$10,411	4.80

Exercisable at February 14, 2007	1,714,109

As part of the acquisition, all outstanding stock options were cancelled and paid out upon the acquisition date and have been included as part of the purchase price.

The total intrinsic value of options exercised during the period ended February 14, 2007 and the year ended December 31, 2006 was $0.05 million and $1.0 million, respectively.

The Predecessor Company also had the ability to issue restricted shares under its incentive compensation plan. A summary of the status of restricted shares as of February 14, 2007 and December 31, 2006, changes during the periods then ended and the weighted average grant date fair values are presented below:

	Time Based		Performance Based		Deferred		Total

Balance at January 1, 2006	251,805	$10.42	72,502	$11.72	44,602	$11.67	368,909	$10.83
Granted	170,065	$11.14	67,335	$11.23	47,111	$11.35	284,511	$11.20
Vested	(106,487)	$10.81	(28,703)	$11.48	(39,894)	$11.61	(175,084)	$11.10
Cancelled	(21,375)	$10.59	(6,298)	$11.72	(3,481)	$11.65	(31,154)	$10.97

Balance at December 31, 2006	294,008	$10.68	104,836	$11.47	48,338	$11.41	447,182	$10.95

Granted	—	$0.00	—	$0.00	—	$0.00	—	$0.00
Vested	(293,483)	$10.68	(104,836)	$11.47	(48,338)	$11.41	(446,657)	$10.94
Cancelled	(525)	$11.44	—	$0.00	—	$0.00	(525)	$11.44

Balance at February 14, 2007	—	$0.00	—	$0.00	—	$0.00	—	$0.00

A summary of the fair value of the restricted shares vested during the periods then ended is presented below:

	Time	Performance
Total Fair Value of Shares Vested	Based	Based	Deferred
	(In thousands)

January 1, 2007 through February 14, 2007	$4,798	$1,714	$790
Twelve months ended December 31, 2006	$1,060	$329	$464

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Time based restricted stock awards were generally scheduled to vest over four to five years, although in some cases individual grants could have vested over one year, and were contingent on continued employment. The performance shares were to cliff vest at the end of three years based on achievement of compounded growth in earnings per share over a three year period. The deferred shares vested based upon years of service of the participating employee.

During the year ended December 31, 2006, the Board of Directors of the Predecessor Company approved the grant of restricted, performance and deferred shares of the Predecessor Company’s common stock to certain employees and non-employee directors. These grants were issued pursuant to the Company’s 1998 Executive Incentive Compensation Plan, as amended. The restricted shares granted to employees vested ratably at 25% per year over four years starting one year from the date of grant. The performance shares were to cliff vest at the end of three years based on achievement of compounded growth in earnings per share over a three year period. The deferred shares vested based upon years of service of the participating employee. The Predecessor Company recognized compensation expense of approximately $2.6 million during the twelve months ended December 31, 2006, related to the time based, performance and deferred shares. These amounts include $0.8 million of expense related to the early vesting of time based, performance and deferred shares as a result of employee terminations in June 2006. During the period ended February 14, 2007, the Predecessor Company recognized compensation expense of approximately $3.5 million related to the triggered vesting of the time based, performance and deferred shares in connection with the Acquisition and subsequent change in control.

During the year ended December 31, 2006, the Predecessor Company accepted 36,915 shares, respectively, in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation. During the period ended February 14, 2007, the Predecessor Company accepted 2,874 shares, in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

Successor Company

After the date of Acquisition and throughout 2007 and 2008, the Company entered into individual equity award agreements with employees, including executive officers, and consultants. During the period ended December 31, 2007, the Successor Company issued 832,500 time-based restricted shares to employees and 180,000 time-based restricted shares to consultants. During the year ended December 31, 2008, the Company issued 358,398 time-based restricted shares to employees. The restricted shares granted to employees are scheduled to vest over three to five year periods, while the shares issued to outside consultants were scheduled to vest over a period of three years. The grant date fair values of the restricted shares are based upon the fair market value of the Company at the time of grant. The Company engages an unrelated valuation specialist to perform a fair value analysis of the Company at the end of each quarter. In addition, as part of these equity award agreements, certain members of management purchased shares of common stock of the Company at fair market value on the date of purchase, while one was granted common shares with a value of $0.3 million during the year ended December 31, 2008.

Stock-based compensation expense related to restricted stock grants for the year ended December 31, 2008 and the period ended December 31, 2007 was $2.7 million and $1.2 million, respectively. Due to certain repurchase provisions that are at the grant date fair value in the equity award agreements entered into with employees, the granted restricted shares are accounted for as liabilities, rather than equity. As a result, $2.0 million and $0.6 million of the share based compensation expense has been presented in other liabilities as of December 31, 2008 and 2007, respectively. The remaining $0.7 million and $0.6 million of compensation expense is related to the equity award agreements with consultants and is reflected in additional paid in capital as of December 31, 2008 and 2007, respectively.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008, there was $11.7 million of unrecognized compensation expense related to unvested restricted share compensation arrangements, which is expected to be recognized over a weighted average period of 3.18 years.

A summary of the status of restricted shares as of December 31, 2007 and 2008, and the changes during the periods then ended and the weighted average grant date fair values is presented below:

	Time Based

Balance at February 14, 2007	—	$0.00

Granted	1,012,500	$11.11
Vested	—	$0.00
Cancelled	—	$0.00

Balance at December 31, 2007	1,012,500	$11.11

Granted	358,398	$14.48
Vested	(177,480)	$11.11
Cancelled	(92,457)	$11.24

Balance at December 31, 2008	1,100,961	$12.20

5.	DISCONTINUED OPERATIONS

In the third quarter of 2007, the Successor Company entered into an agreement to sell all of the shares of its passenger train operations in Hawaii, the Lahaina Kaanapali & Pacific Railroad (“LKPR”), for $0.2 million in cash. An additional $0.2 million was received after closing to settle working capital adjustments. No gain or loss was recognized on the sale of the entity. The LKPR’s results of operations for the twelve months ended December 31, 2006, the periods ended February 14, 2007 and December 31, 2007 were not material.

In the third quarter of 2004, the Predecessor Company committed to a plan to dispose of the E&N Railway. As a result of several factors, including the expectation of minimal future cash flows and potential limitations on the use of certain real estate, the Predecessor Company did not expect significant proceeds from the disposal and accordingly recorded an impairment charge of $12.6 million in the third quarter of 2004. On March 24, 2006, the Predecessor transferred ownership of the E&N Railway’s operating assets to the Island Corridor Foundation in exchange for $0.9 million in cash and a promissory note of $0.3 million. Upon final transition of the operations on June 30, 2006, the Predecessor Company recorded a pre-tax gain of $2.5 million, or $2.4 million net of tax, in the gain from sale of discontinued operations. There were no results of operations in 2007.

The results of operations for the E&N Railway for the year ended December 31, 2006 were as follows (in thousands):

2006

Operating revenue	$1,405
Operating income	158
Income from discontinued operations	158
Income tax provision	53

Income from discontinued operations, net of income taxes	$105

During the fourth quarter of 2005, the Predecessor Company committed to a plan to dispose of the Alberta Railroad Properties, comprised of the Lakeland & Waterways Railway, Mackenzie Northern Railway and Central Western Railway. The sale of the Alberta Railroad Properties was completed in January 2006 for

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$22.1 million in cash. In conjunction with the completion of the sale in 2006, the Company recorded an additional tax provision on the sale of the discontinued operations of $1.1 million. In 2008, the Company settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after income taxes, through the gain on sale of discontinued operations.

The results of operations for the twelve months ended December 31, 2006 for the Alberta Railroad Properties were as follows (in thousands):

2006

Operating revenue	$1,337
Operating income	101
Income from discontinued operations	101
Income tax provision	43

Income from discontinued operations, net of tax	$58

In August 2004, the Company completed the sale of its Australian railroad, Freight Australia, to Pacific National for AUD $285 million (U.S. $204 million). The share sale agreement provided for an additional payment to the Company of AUD $7 million (U.S. $5 million), based on the changes in the net assets of Freight Australia from September 30, 2003 through August 31, 2004, which was received in December 2004, and also provided various representations and warranties by RailAmerica to the buyer. Potential claims against the Company for violations of most of the representations and warranties were capped at AUD $50 million (U.S. $39.5 million). No claims were asserted by the buyer. Accordingly, the Company reduced its reserve for warranty claims by $13.4 million, $8.0 million net of income taxes, through discontinued operations in the year ended December 31, 2006. During the years ended December 31, 2008, 2007, and 2006, the Company incurred additional consulting costs associated with sale of Freight Australia of $1.9 million or $1.3 million, after income taxes, $1.1 million or $0.8 million, after income taxes, and $0.3 million or $0.2 million, after income taxes, respectively, related to the Australian Taxation Office (“ATO”) audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale. In addition, the Company recognized foreign exchange gains of $4.0 million or $2.8 million, after income taxes, on tax reserves established in conjunction with the ATO audit during the year ended December 31, 2008. These amounts are reflected in the gain (loss) on sale of discontinued operations (See Note 15).

6.	OTHER BALANCE SHEET DATA

Other current assets consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Unbilled Reimbursable Projects	$12,171	$5,161
Other current assets	6,309	6,807

	$18,480	$11,968

Accrued expenses consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Accrued compensation and benefits	$12,354	$9,667
Accrued incident expense	10,236	10,648
Accrued interest expense	12,641	5,829
Other accrued liabilities	16,118	17,411

	$51,349	$43,555

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other long term liabilities consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

FIN 48 liability	$29,995	$18,222
Interest rate hedge liability	65,531	23,313
Other long term liabilities	21,666	20,471

	$117,192	$62,006

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Land	$186,835	$193,598
Buildings and improvements	4,975	15,202
Railroad track and improvements	761,051	724,047
Locomotives, transportation and other equipment	56,216	63,016

	1,009,077	995,863
Less: accumulated depreciation	(55,473)	(25,358)

	$953,604	$970,505

Depreciation expense, including amortization of assets recorded under capital leases, for the periods ended December 31, 2008, December 31, 2007, February 14, 2007 and December 31, 2006 was $31.9 million, $25.4 million, $4.6 million, and $36.3 million, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill, which totaled $204.7 million and $189.5 million as of December 31, 2008 and 2007, respectively, includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the Acquisition. See Note 2 for further information on the change in goodwill value during the year.

The following table provides the gross and net carrying amounts for each major class of intangible assets (in thousands):

	Successor Company at			Successor Company at
	December 31, 2008			December 31, 2007
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Amortizable intangible assets:
Customer contract intangibles	$24,495	$(8,906)	$15,589	$24,495	$(4,156)	$20,339
Railroad leases intangibles	9,835	(1,843)	7,992	9,835	(860)	8,975
Rolling stock leases intangibles	2,107	(1,115)	992	2,107	(536)	1,571
Locomotive leases intangibles	5,943	(2,578)	3,365	5,943	(1,238)	4,705
Non-amortizable intangible assets Railroad leases intangibles	143,426	—	143,426	153,064	—	153,064
Other intangible assets	1,495	—	1,495	1,495	—	1,495

Total intangible assets	$187,301	$(14,442)	$172,859	$196,939	$(6,790)	$190,149

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the amortization expense over the next five years (in thousands):

2009	$7,463
2010	7,033
2011	5,483
2012	2,389
2013	680
Thereafter	4,890

$27,938

The gross carrying value of non-amortizing railroad lease intangibles increased by $6.7 million for foreign exchange translation adjustments during the period of February 15, 2007 through December 31, 2007. The value subsequently decreased by $9.6 million during the year ended December 31, 2008 due to foreign exchange translation adjustments.

9.	LONG-TERM DEBT AND LEASES

Long-term debt consists of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Bridge Credit Facility:
U.S. Dollar Term Loan	$587,000	$587,000
Canadian Dollar Term Loan	38,000	38,000
U.S. Dollar Revolver	—	—
Canadian Dollar Revolver	—	—
Other long-term debt (including capital leases)	4,580	11,941

	629,580	636,941
Less: current maturities	899	627,434

Long-term debt, less current maturities	$628,681	$9,507

$650 Million Bridge Credit Facility

As part of the merger transaction in which the Company was acquired by certain private equity funds managed by affiliates of Fortress, the Company terminated the commitments under its Amended and Restated Credit Agreement, as described below, and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, the Company entered into a $650 million bridge credit agreement. The facility consists of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. The Company entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at its option. Under the amended bridge credit facility agreement, the term loans and revolving loans bear interest at LIBOR plus 4.0% or 7.89% as of December 31, 2008. The bridge credit facility agreement originally matured on August 14, 2008, and as such, the outstanding loan balance under this agreement was reflected as a current liability on the consolidated balance sheet at December 31, 2007. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%. The outstanding borrowings under this facility are classified as non-current as the Company currently expects to exercise its option to extend the maturity to August 15, 2010. The $25 million revolving loan facility is available for immediate borrowing if necessary.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2008, the Company entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted the Company to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S and Canadian dollar term loans and the U.S. and Canadian dollar revolvers are collateralized by the assets of, and guaranteed, by the Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

The bridge credit facility agreement contains financial covenants that require the Company to meet a number of financial ratios and tests. The Company’s ability to meet these ratios and tests and to comply with other provisions of the bridge credit agreement can be affected by events beyond the Company’s control. Failure to comply with the obligations in the bridge credit facility agreement could result in an event of default, which, if not cured or waived, could permit acceleration of the term loans and revolving loans or other indebtedness which could have a material adverse effect on the Company. (See Note 19 for update on status of bridge credit facility.)

The aggregate annual maturities of long-term debt are as follows (in thousands):

2009	$899
2010	625,679
2011	826
2012	263
2013	268
Thereafter	1,645

$629,580

Amended and Restated $450 Million Senior Credit Facility

On September 29, 2004, the Company entered into an amended and restated $450 million senior credit facility. The facility originally consisted of a $350 million term loan facility, with a $313 million U.S. dollar tranche and a $37 million Canadian dollar tranche, and a $100 million revolving loan facility with a $90 million U.S. dollar tranche and a $10 million Canadian dollar tranche. The term loans had a maturity date of September 30, 2011 and required 1% annual principal amortization and carried interest rates of LIBOR plus 2.00%, or 7.375% as of February 14, 2007. The revolving loans had a maturity date of September 30, 2010 and carried an interest rate of LIBOR plus 2.00%. On September 30, 2005, the Company entered into Amendment No. 1 of its Amended and Restated Credit Agreement in connection with the acquisition of the Alcoa Railroad Group. This amendment added $75 million to the existing $313 million U.S. dollar tranche of the term loan facility. The additional $75 million matured and amortized on the same schedule as the rest of the term loan facility. This senior credit facility was repaid as part of the Acquisition transaction on February 14, 2007. (See Note 2)

The U.S. dollar term loan and the U.S. dollar denominated revolver of the amended and restated credit facility were collateralized by the assets of and guaranteed by the predecessor Company and most of its U.S. subsidiaries. The Canadian dollar term loan and the Canadian dollar denominated revolver of the amended and restated credit facility were collateralized by the assets of and guaranteed by the predecessor Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with UBS Securities LLC, as lead arranger, UBS AG, Stamford Branch, as administrative agent and The Bank of Nova Scotia as collateral agent.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swaps

On February 14, 2007, the Company entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of swap started at $425 million for the period commencing February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period commencing November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period commencing November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, the Company is required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualifies, is designated and is accounted for as a cash flow hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The fair value of this swap was a net payable of $65.5 million and $23.3 million at December 31, 2008 and 2007, respectively. Interest expense of $0.1 million and $0.2 million was recognized during the successor periods ended December 31, 2008 and 2007, respectively, for the portion of the hedge deemed ineffective.

On June 3, 2005, the Predecessor Company entered into two interest rate swaps for a total notional amount of $100 million for the period from November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, the Company was required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 and thus had no fair value at December 31, 2007. The remaining interest rate swap’s fair value was a net receivable of $0.03 million at December 31, 2007. This interest rate swap terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008. Interest expense of $0.5 million and $0.4 million was recognized during the successor periods ended December 31, 2008 and 2007, respectively, for the portion of the hedge deemed ineffective.

On November 30, 2004, the Company entered into an interest rate swap for a notional amount of $100 million for the period from November 25, 2005 through November 24, 2007. The swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. Under the terms of the interest rate swap, the Company was required to pay a fixed interest rate of 4.05% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. This interest rate swap terminated as planned on November 24, 2007 and thus had no fair value at December 31, 2007. Interest expense of $0.8 million was recognized during the period ended December 31, 2007 for the portion of the hedge deemed ineffective.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

See Notes 1 and 13 for additional information regarding the fair value of derivative instruments.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

The Company has several finance leases for equipment and locomotives. Certain of these leases are accounted for as capital leases and are presented separately below. The Company also operates some of its railroad properties under operating leases. The minimum annual lease commitments at December 31, 2008 are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2009	$502	$23,616
2010	291	16,891
2011	467	10,451
2012	—	7,770
2013	—	3,876
Thereafter	—	27,749

Total minimum lease payments	$1,260	$90,353

Less amount representing interest	(81)

Total obligations under capital leases	$1,179

Less current maturities of obligations under capital leases	(502)

Obligations under capital leases payable after one year	$677

Rental expense under operating leases for continuing operations was approximately $31.5 million, $31.1 million, and $38.1 million, for the periods ended December 31, 2008, 2007 and 2006, respectively. Rental expense for the period ended February 14, 2007 was $4.8 million.

10.	COMMON STOCK TRANSACTIONS

Predecessor

All outstanding shares of common stock for the Predecessor Company were purchased and retired on the date of the Acquisition. This included all vested restricted stock and outstanding stock options. During the period ended February 14, 2007, the Predecessor Company accepted 2,874 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

As of January 1, 2007, the Predecessor Company had a total of 101,500 warrants convertible into 1,101,995 shares of common stock outstanding related to its previously repaid senior subordinated notes at an exercise price of $6.60 and with an expiration date of August 15, 2010. All outstanding warrants were paid out at $16.35 per common share on the date of Acquisition.

Successor

As part of the equity award plans adopted after the acquisition, the Company allows certain members of management to purchase shares of common stock of the Company. During the periods ended December 31, 2008 and 2007, certain members of management and consultants purchased an aggregate of 71,460 and 336,150 shares of common stock, respectively. Due to certain repurchase provisions in the purchase agreements, cash of $0.64 million and $3.74 million received for the purchase of shares has been classified as a liability as of December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, the Company accepted 4,779 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INCOME TAX PROVISION

Income (loss) from continuing operations before income taxes for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, consists of (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Domestic	$9,583	$9,560	$(5,058)	$18,976
Foreign subsidiaries	5,779	22,951	676	3,635

	$15,362	$32,511	$(4,382)	$22,611

The provision (benefit) for income taxes for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, consists of (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Federal income taxes:
Current	$—	$—	$—	$—
Deferred	(10,073)	(11,273)	(977)	(1,464)

	(10,073)	(11,273)	(977)	(1,464)

State income taxes:
Current	2,243	1,359	196	1,847
Deferred	3,952	1,151	(69)	1,150
Change in tax law	1,914	—	—	(11)

	8,109	2,510	127	2,986

Foreign income taxes
Current	3,214	3,790	(1,100)	2,252
Deferred	1,524	4,379	2,885	(183)
Change in tax law	(478)	(1,538)	—	(1,689)

	4,260	6,631	1,785	380

Total income tax provision (benefit)	$2,296	$(2,132)	$935	$1,902

The following table summarizes the total income tax provisions (benefits) for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006 (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Continuing operations	$1,599	$(1,747)	$935	$(4,809)
Discontinued operations	697	(385)	—	6,711

Total income tax provision (benefit)	$2,296	$(2,132)	$935	$1,902

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The differences between the U.S. federal statutory tax rate and the Company’s effective rate from continuing operations for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, are as follows (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Income tax provision (benefit), at 35%	$5,377	$11,379	$(1,534)	$7,914
Statutory federal surtax exemption	—	—	—	(226)
Foreign dividend	3,283	—	—	—
Net expense due to difference between U.S. & Foreign tax rates	892	297	154	114
Net expense (benefit) due to change in tax law, apportionment factors and other adjustments	1,436	(1,538)	—	(1,700)
Permanent differences	393	(986)	2,786	(61)
Track maintenance credit	(16,278)	(13,858)	(1,725)	(12,990)
Net operating loss adjustment	—	—	796	—
FIN 48 contingencies and settlements	1,645	785	—	—
State income taxes, net	1,777	1,163	54	1,643
Other, net	(19)	294	(67)	397
Valuation allowance	3,093	717	471	100

Tax provision	$1,599	$(1,747)	$935	$(4,809)

The components of deferred income tax assets and liabilities as of December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007

Deferred tax assets:
Net operating loss carryforward	$52,264	$55,991
Alternative minimum tax credit	1,365	1,473
Track maintenance credit/GO zone credits	94,819	65,748
Tax effect of unrecognized tax positions	7,300	4,072
Hedge transactions	25,823	10,002
Accrued expenses	13,592	12,888

Total deferred tax assets	195,163	150,174
Less: valuation allowance	(7,473)	(5,817)

Total deferred tax assets, net	187,690	144,357
Deferred tax liabilities:
Property, plant and equipment	(322,922)	(298,654)
Intangibles	(6,299)	(3,350)
Other	(2,310)	(492)

Total deferred tax liabilities	(331,531)	(302,496)

Net deferred tax liability	$(143,841)	$(158,139)

The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the deferred tax assets will not be realized. It is management’s belief that it is more likely than not that a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance of $7.5 million and $5.8 million at December 31, 2008 and 2007, respectively.

The following table summarizes the net operating loss carryforwards by jurisdiction as of December 31, 2008 (in thousands):

		Expiration
	Amount	Period

U.S. — Federal	$119,796	2020 - 2027
U.S. — State	224,384	2009 - 2028
Canada	622	2009 - 2027

	$344,802

The following table summarizes general business credits available to the Company in the U.S. as of December 31, 2008 (in thousands):

		Expiration
	Amount	Period

Track maintenance credit	$94,742	2025 - 2028
GO Zone tax credit	77	2026

Total credits	$94,819

The Company’s net operating loss carryforwards and general business credits for federal and state income tax purposes are limited by Internal Revenue Code Section 382 and Internal Revenue Code Section 383, respectively.

The Company has taken an Accounting Principles Board (APB) No. 23, “Accounting for Income Taxes — Special Areas” position with respect to certain of its foreign earnings. As such, the Company has not accrued for the U.S. tax effects on the amount of its foreign earnings deemed to be permanently reinvested outside of the U.S. The amount of such earnings at December 31, 2008 was approximately $32 million. The U.S. tax effects of the permanently reinvested foreign earnings that have not been accrued were approximately $11 million. The Company has accrued for the U.S. tax effects on the amount of those foreign earnings that have been remitted during the year or are expected to be remitted in the future. On January 16, 2009, the Company received distributions of $5.5 million for which the U.S. tax effects were accrued as of December 31, 2008.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $4.9 million increase to reserves for uncertain tax positions. This increase, less offsetting long-term tax assets of $1.1 million, was recorded as a cumulative effect adjustment to the beginning balance of retained earnings on January 1, 2007.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$12,890

Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	5,826
Reductions for tax positions of prior years	—
Settlements with taxing authorities	(494)
Lapse of statute of limitations	—

Balance at December 31, 2007	$18,222

Additions based on tax positions related to the current year	797
Additions for tax positions of prior years	15,804
Reductions for tax positions of prior years	(3,521)
Settlements with taxing authorities	—
Lapse of statute of limitations	(1,307)

Balance at December 31, 2008	$29,995

During 2008, approximately $10.8 million of the additions for tax provisions of prior years was recorded as an adjustment to goodwill and relates to tax positions that existed prior to the change in ownership that occurred on February 14, 2007. The $3.5 million of reductions for tax positions of prior years is attributable to foreign exchange translation gains, substantially all of which was attributable to the Company’s former Australian businesses, and is included in the results from discontinued operations. The entire balance of unrecognized benefits at December 31, 2008, if recognized, could affect the effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2008 and 2007, the Company recognized approximately $0.6 million and $0.8 million, respectively, of interest and penalties. The Company had approximately $9.1 million and $2.9 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

For a discussion of uncertainties related to the Australian tax matter see Note 15. The Company cannot predict the timing or ultimate outcome of this matter. However, it is reasonably possible that this matter could be resolved during the next 12 months that could result in a material change in the total amount of unrecognized tax benefits. (See Note 19 for additional information on the Australian tax matter.)

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. With few exceptions, the Company or one of its subsidiaries is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by authorities for years before 2002.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

In December 2007, the Successor Company entered into a one year capital lease agreement in the amount of $1.2 million for the lease of twenty-one locomotives from GE.

The amounts included in depreciation and amortization on the Consolidated Statement of Cash Flows are comprised of the depreciation and amortization expense for both continuing and discontinued operations as well as the amortization of deferred financing costs and ineffective portion of interest rate swaps.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses derivatives to hedge against increases in interest rates. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133 is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and reclassified into earnings in the period during which the hedge transaction affects earnings. During the successor periods ended December 31, 2008 and 2007 and predecessor periods ended February 14, 2007 and December 31, 2006, the Company reclassified $11.1 million, $1.6 million, $0.3 million and $2.5 million, respectively from other comprehensive loss to interest expense.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Due to the significance of fuel expenses to the operations of the Company and the volatility of fuel prices, the Predecessor Company periodically hedged against fluctuations in the price of its fuel purchases. The fuel hedging program included the use of derivatives that are accounted for as cash flow hedges under SFAS 133. For 2006, approximately 22% of the Company’s fuel costs were subject to fuel hedges. As of December 31, 2006, the Predecessor Company had entered into fuel hedge agreements for an average of 437,500 gallons per month for 2007 at an average rate of $2.32 per gallon, including transportation and distribution costs. The fair value of these hedges was a net payable of $0.9 million at December 31, 2006. Upon review of the fuel hedge program, management of the Successor Company determined that the fuel surcharge program effectively hedged the Company’s exposure to increases in fuel prices. As such, management discontinued the use of fuel hedges as a cash flow hedge and did not enter into any new hedging agreements in 2007. Transportation expense included income of $0.8 million and expense of $0.6 million during the periods ended December 31, 2007 and 2006, respectively, related to fuel hedges.

Fluctuations in the market interest rates affect the cost of the Successor Company’s borrowings under the bridge credit facility. At December 31, 2008, accumulated other comprehensive income included a loss of $42.7 million, net of income taxes of $26.2 million, relating to the interest rate swaps. At December 31, 2007, accumulated other comprehensive income included a loss of $16.9 million, net of income taxes of $10.4 million, relating to the interest rate swaps. More information related to the interest rate hedges can be found under Note 8. Were the Company to refinance the bridge credit facility with terms different than the terms of the debt currently hedged, the hedged transaction would no longer be effective and any deferred gains or losses would be immediately recognized into income.

Management believes that the fair value of its bridge credit facility approximates its carrying value based on the variable rate nature of the financing, and for all other long-term debt based on current borrowing rates available with similar terms and maturities.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	PENSION AND OTHER BENEFIT PROGRAMS

Canadian Employees

The Company maintains a pension plan for a majority of its Canadian railroad employees, with both defined benefit and defined contribution components.

DEFINED CONTRIBUTION PLAN — The defined contribution component applies to a majority of the Company’s Canadian railroad employees that are not covered by the defined benefit component. The Company contributes 3% of a participating employee’s salary to the plan. Pension expense for the periods ended December 31, 2008, December 31, 2007, February 14, 2007, and December 31, 2006, for the defined contribution members was $0.7 million, $0.6 million, $0.1 million and $0.8 million, respectively.

DEFINED BENEFIT PLAN — The defined benefit component applies to approximately 60 employees who transferred employment directly from Canadian Pacific Railway Company (“CPR”) to a subsidiary of the Company. The defined benefit portion of the plan is a mirror plan of CPR’s defined benefit plan. The employees that transferred and joined the mirror plan were entitled to transfer or buy back prior years of service. As part of the arrangement, CPR transferred to the Company the appropriate value of each employee’s pension entitlement.

The assumed discount rate included below is based on rates of return on high-quality fixed-income investments currently available and expected to be available during the period up to maturity of the pension benefits. The rate of 7.5% used as of December 31, 2008 is within the range recommended by PC Bond Analytics. PC Bond Analytics distributes discount rate information to defined benefit plan sponsors to assist in reporting for pension disclosures. The discount rate data is derived from the 2008 PC Bond Analytics Database, which consists of data from Standard & Poor’s Institutional Market Services database as well as proprietary analysis created by PC Bond Analytics.

U.S. Employees

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code. The Company makes contributions to this plan at a rate of 50% of the employees’ contribution up to $2,500 for Railroad Retirement employees and $5,000 for FICA employees. An employee becomes 100% vested with respect to the employer contributions after completing four years of service. Employer contributions during the periods ended December 31, 2008, December 31, 2007, February 14, 2007 and December 31, 2006 were approximately $1.3 million, $1.1 million, $0.4 million and $1.3 million, respectively.

The Company maintains a pension and post retirement benefit plan for 43 employees who transferred employment directly from Alcoa, Inc. to RailAmerica, Inc. The defined benefit portion of the plan is a mirror plan of Alcoa’s Retirement Plan II, Rule IIE defined benefit plan. The accrued benefits earned under the Alcoa Pension Plan as of October 1, 2005 are an offset to the RailAmerica plan. No assets were transferred as part of the arrangement. However, the Company assumed accrued post retirement benefits of $2.6 million as part of the Alcoa Railroad acquisition in 2005.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the defined benefit plans for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Canadian	U.S.	Total	Canadian	U.S.	Total	Canadian	U.S.	Total
	2008	2008	2008	2007	2007	2007	2006	2006	2006

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period	$10,781	$297	$11,078	$8,646	$181	$8,827	$6,994	$23	$7,017
Service cost	168	123	291	227	122	349	166	80	246
Interest cost	604	18	622	454	10	464	420	1	421
Plan participants’ contributions	122	0	122	113	0	113	116	0	116
Actuarial loss (gain)	(2,894)	$142	(2,752)	(139)	(16)	(155)	1,231	96	1,327
Benefits paid	(126)	$(8)	(134)	(125)	0	(125)	(280)	(19)	(299)
Foreign currency exchange rate changes	(2,159)	0	(2,159)	1,605	0	1,605	(1)	0	(1)

Benefit obligation at end of period	$6,496	$572	$7,068	$10,781	$297	$11,078	$8,646	$181	$8,827

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of period	$7,575	$168	$7,743	$6,143	$3	$6,146	$5,411	$0	$5,411
Actual return on plan assets	(1,177)	(2)	(1,179)	91	(5)	86	654	1	655
Employer contribution	350	185	535	262	170	432	243	21	264
Plan participants’ contributions	122	0	122	113	0	113	116	0	116
Benefits paid	(126)	(8)	(134)	(125)	0	(125)	(280)	(19)	(299)
Foreign currency exchange rate changes	(1,462)	0	(1,462)	1,091	0	1,091	(1)	0	(1)

Fair value of plan assets at end of period	$5,282	$343	$5,625	$7,575	$168	$7,743	$6,143	$3	$6,146

Funded status — (accrued) benefit cost	$(1,214)	$(229)	$(1,443)	$(3,206)	$(129)	$(3,335)	$(2,503)	$(178)	$(2,681)

ASSUMPTIONS
Discount rate	7.50%	6.25%	N/A	5.60%	5.75%	N/A	5.25%	5.50%	N/A
Expected return on plan assets	6.50%	6.00%	N/A	6.50%	6.00%	N/A	6.50%	6.00%	N/A
Rate of compensation increase	3.50%	4.56%	N/A	3.50%	4.56%	N/A	3.50%	4.56%	N/A
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD
Service cost	$168	$123	$291	$227	$122	$349	$166	$80	$246
Interest cost	604	18	622	454	10	464	420	1	421
Expected return on plan assets	(492)	(13)	(505)	(399)	(4)	(403)	(352)	0	(352)
Amortization of prior service cost	20	0	20	24	0	24	21	0	21
Amortization of net actuarial loss	127	5	132	141	7	148	52	0	52

Net periodic pension cost	$427	$133	$560	$447	$135	$582	$307	$81	$388

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Canadian	U.S.	Total

Expected Employer Contribution in 2009	$286	$208	$494
Expected Employee Contribution in 2009	100	0	100
Amortization of Loss in 2009	16	22	38
Amortization of Prior Service Cost in 2009	20	0	20
Expected Benefit Payments in
2009	$154	$20	$174
2010	180	29	209
2011	194	35	229
2012	220	44	264
2013	264	55	319
2014 - 2019	898	327	1,225

Prior to December 31, 2006, actuarial gains and losses and transition obligations were not recognized in the Company’s Consolidated Balance Sheets, but were only included in the footnote disclosures. Beginning on December 31, 2006, upon adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of AFSB Statements No. 87, 88, 106 and 132(R),” the Company began recognizing these costs through an adjustment to accumulated other comprehensive income (“AOCI”). Beginning in 2007, the Company recognized actuarial gains and losses in AOCI as they arise. The following table shows the pre-tax and after tax change in AOCI attributable to the components of the net cost and the change in benefit obligation.

	December 31,	December 31,
Adjustments to Accumulated Other Comprehensive Income	2008	2007
	(In thousands)

Unrecognized net actuarial loss	$1,332	$(82)
Unrecognized transition obligation	19	24

Total adjustment to AOCI, before tax	$1,351	$(58)

Total adjustment to AOCI, after tax	$904	$(38)

Plan Assets (Market Value) for the years ended:

	December 31,	December 31,	Target Allocation
	2008	2007	2009

Integra Strategic Allocated Pool Fund	100%	100%	100%
Fund holdings by class:
a) Equity securities	59.5%	60.0%	60.0%
b) Debt securities	39.7%	40.0%	40.0%
c) Real estate	0.0%	0.0%	0.0%
d) Other (including cash)	0.8%	0.0%	0.0%

Total	100.0%	100.0%	100.0%
Expected long-term rate of return on assets	6.50%	6.50%
Expected rate of return on equity securities	7.50%	7.50%
Expected rate of return on debt securities	5.50%	5.50%

The overall objective of the defined benefit portion of the Plan is to fund its liabilities by maximizing the long term rate of return through investments in a portfolio of money market instruments, bonds, and preferred

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and common equity securities while having regard to the yield, marketability and diversification of the investments. All assets are currently invested in readily marketable investments to provide sufficient liquidity. Investments are not permitted in derivative securities or in any asset class not listed below without the written approval of the Company.

The primary investment objective of the Plan is to achieve a rate of return that exceeds the Consumer Price Index by 4.0% over rolling four-year periods. The secondary investment objectives of the Plan are to achieve a rate of return that exceeds the benchmark portfolio by 0.7% before fees over rolling four-year periods and to rank above the median manager in comparable funds over rolling four-year periods.

The initial limits of the proportion of the market value of the portfolio that may be invested in the following classes of securities are:

	Policy	Minimum	Maximum
Asset Mix Limits:	Mix	Limit	Limit

Canadian Equity	30%	20%	40%
US Equity	15%	5%	20%
International Equity	15%	5%	20%
Real Estate	0%	0%	10%

Total Equity	60%	25%	70%

Bonds	40%	30%	75%
Mortgages	0%	0%	10%
Short Term	0%	0%	20%

Total Fixed Income	40%	30%	75%

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the Alcoa Post-Retirement Benefit Plan for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	January 1, 2008 to	January 1, 2007 to	January 1, 2006 to
	December 31, 2008	December 31, 2007	December 31, 2006

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period	$2,053	$2,307	$2,597
Service cost	45	49	48
Interest cost	128	132	121
Actuarial gain	(246)	(435)	(459)

Benefit obligation at end of period	$1,980	$2,053	$2,307

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of period	$0	$0	$0

Fair value of plan assets at end of period	$0	$0	$0

Funded status — (accrued) benefit cost	$(1,980)	$(2,053)	$(2,307)

ASSUMPTIONS
Discount rate	6.25%	5.75%	5.50%
Current year health care cost trend rate (Ultimate rate reached in 2006)	N/A	N/A	N/A
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD
Service cost	$45	$49	$48
Interest cost	128	132	121
Amortization of net actuarial gain	(60)	(20)	(16)

Net periodic benefit cost	$113	$161	$153

	December 31,	December 31,
Adjustments to Accumulated Other Comprehensive Income	2008	2007
	(In thousands)

Unrecognized net actuarial gain	$186	$415

Total adjustment to AOCI, before tax	$186	$415

Total adjustment to AOCI, after tax	$115	$257

Estimated Future
Benefit Payments
(In thousands)

2009	$16
2010	37
2011	54
2012	87
2013	125
2014 - 2018	830

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Settlement costs associated with litigation are included in Transportation expense on the Consolidated Statement of Operations.

The Company’s operations are subject to extensive environmental regulation. The Company records liabilities for remediation and restoration costs related to past activities when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of ongoing compliance activities to current operations are expensed as incurred. The Company’s recorded liabilities for these issues represent its best estimates (on an undiscounted basis) of remediation and restoration costs that may be required to comply with present laws and regulations. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the Federal Employers’ Liability Act (“FELA”). The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. At December 31, 2008 and 2007, the Company had $15.8 million and $14.4 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

The Company is subject to ongoing tax examinations and governmental assessments in various U.S. and foreign jurisdictions. Specifically, the Australian Taxation Office (“ATO”) initiated an audit, in November 2005, of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. The ATO is currently in the process of gathering information to better understand such transactions. When the ATO inquiry is completed, the Company expects to receive the ATO’s preliminary findings. In addition to potential liability to the ATO, certain tax indemnities in the share sale agreement could require indemnification payments to Pacific National. Should this audit determine that payments to ATO and/or Pacific National are warranted, such payments could be material. There have been recent discussions between the Company and the ATO. It is possible that this matter will be resolved within the next year. As of December 31, 2008, the estimated range of loss for this potential liability is zero to $24.7 million. (See Note 19 for update on the ATO matter.)

On August 28, 2005, a railcar containing styrene located on the Company’s Indiana & Ohio Railway (“I&O Railway”) property in Cincinnati, Ohio, began venting, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved with what the Company believes to be all potential individual claimants. In cooperation with the Company’s insurer, the Company has paid settlements to a substantial number of affected businesses, as well. All business interruption claims have been resolved. Total payments to-date exceed the self insured retention, so the I&O Railway’s liability for civil matters has likely been exhausted. The incident also triggered inquiries from the Federal Railroad Administration (FRA) and

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other federal, state and local authorities charged with investigating such incidents. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by the I&O Railway. Because of the chemical release, the US Environmental Protection Agency (“US EPA”) is investigating whether criminal negligence contributed to the incident, and whether charges should be pressed. A conference with the Company’s attorneys and the US EPA attorneys took place on January 14, 2009, at which time legal theories and evidence were discussed in an effort to influence the EPA’s charging decision. The meeting concluded before the matters were fully discussed and a continuance was scheduled for March 13, 2009. This continuance meeting was delayed by the US EPA attorneys and has not yet been rescheduled. Should this investigation lead to environmental crime charges against the I&O Railway, potential fines upon conviction could range widely and could be material. As of December 31, 2008, the Company has accrued $1.9 million for this incident, which is expected to be paid out within the next year.

16.	RELATED PARTY TRANSACTIONS

During 2008, the Company entered into four operating lease agreements with Florida East Coast Railway LLC, (“FECR”) an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC. Three of these agreements relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the year ended December 31, 2008, on a net basis the Company paid FECR an aggregate amount of $0.1 million, and at December 31, 2008, FECR had a net payable to the Company of $0.1 million. The fourth lease relates to the sub-leasing of office space by FECR to the Company. During 2008, FECR billed the Company $0.2 million under the sub-lease agreement, of which $0.1 million was payable to FECR at December 31, 2008. Separately from these agreements, the entities had shared management level employees who performed similar functions for both entities. The net impact of these shared services to each entity’s financial results is immaterial for the year ended December 31, 2008.

17.	RESTRUCTURING COSTS

RailAmerica relocated its corporate headquarters to Jacksonville, Florida during the first quarter of 2008 and as a result, the Company incurred facility closing costs and relocation expenses for this move during 2008 of approximately $6.1 million, including approximately $3.2 million of termination benefits, all classified within selling, general and administrative expenses. All cash termination benefits were paid in 2008. As of December 31, 2008, the Company had an accrual of $0.2 million relating to health benefits that extend into 2009 and 2010 for certain terminated employees.

18.	IMPAIRMENT OF ASSETS

During the first quarter of 2008 and in conjunction with the relocation of corporate headquarters to Jacksonville, Florida, the Company committed to a plan to dispose of the office building located in Boca Raton, Florida. As a result of the decline in the real estate market in South Florida, and after having received initial offers, the Company did not expect proceeds from this disposal to cover the carrying value of the assets and accordingly, recorded an impairment charge of $1.7 million during the year ended December 31, 2008. The building was sold in the third quarter of 2008 for $12.1 million, which approximated the carrying value subsequent to the impairment adjustment.

During the third quarter of 2008, the Company entered into a plan to dispose of surplus locomotives. Due to a deterioration in the value of the assets as a result of the weak economic conditions an impairment charge of $1.7 million was recorded during the year ended December 31, 2008. All of the equipment was sold as of December 31, 2008, with the sales proceeds approximating the remaining book value.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	SUBSEQUENT EVENTS

On July 13, 2008, the Company filed a petition with the Surface Transportation Board (“STB”) to abandon a portion of track (the “Coos Bay Line” or the “Line”) owned by its Central Oregon and Pacific Railroad (“CORP”). On July 11, 2008, the Oregon International Port of Coos Bay (“the Port”) filed an application to acquire, for continued rail service, the portion of the Coos Bay Line at issue in this abandonment, as well as an additional segment of 17 miles. On October 31, 2008, the STB issued two decisions, the first of which ordered the CORP to sell the Coos Bay Line to the Port and the second granting the CORP the right to abandon the line if the sale to the Port did not close. Closing terms set by the STB included a sale price of $16.6 million and a closing date of February 18, 2009. The Port and the Company agreed to extend the closing date to March 13, 2009, at which time the Port completed the purchase of the Line from the CORP. The carrying value of this line approximates the agreed upon purchase price.

On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. As a result, the Company will reverse the recorded tax reserves in the second quarter of 2009 and record a benefit to the continuing operations tax provision of $2.4 million and an adjustment to the gain on sale of discontinued operations of $12.3 million.

On June 23, 2009, RailAmerica, Inc. sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s discount. The notes are secured by first-priority liens on substantially all of RailAmerica, Inc.’s and the guarantors’ assets. The guarantors are defined primarily as existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the units were used to repay the $625 million bridge credit facility and accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

RailAmerica, Inc. may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. RailAmerica, Inc. may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium. In addition, prior to July 1, 2012, RailAmerica, Inc. may redeem up to 35% of the senior secured notes at a redemption price of 109.25% of their principal amount with the proceeds from an equity offering. Subsequent to July 1, 2013, RailAmerica, Inc. may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter.

In connection with the issuance of the senior secured notes on June 23, 2009, RailAmerica, Inc. and certain subsidiaries also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. At the time RailAmerica, Inc. entered into the Facility, it was estimated that there would be approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and indenture contain various covenants and restrictions that will limit RailAmerica, Inc. and its restricted subsidiaries ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of July 27, 2009, RailAmerica, Inc. had no outstanding balance under the Facility.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective September 22, 2009, the Board of Directors approved a stock split of 90 to 1 and increased the total authorized shares to 500,000,000, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. All Successor period share and per share amounts have been adjusted to reflect the stock split.

20.	SEGMENT INFORMATION

The Company’s continuing operations consists of one business segment, North American rail transportation. The North American rail transportation segment includes the operations of the Company’s railroad subsidiaries in the United States and Canada, as well as corporate expenses and has been restated for the exclusion of the Alberta Railroad Properties and E&N Railway operations, except for total assets and capital expenditures, due to their reclassification to discontinued operations.

Business and geographical segment information for the periods ended December 31, 2008, December 31, 2007, February 14, 2007, and December 31, 2006 is as follows (in thousands):

		North America
Year Ended December 31, 2008:	Consolidated	United States	Canada

Revenue	$508,466	$439,878	$68,588
Depreciation and amortization	39,578	37,016	2,562
Income from continuing operations before income taxes	15,362	9,403	5,959
Interest expense	61,678	58,693	2,985
Total assets	1,475,394	1,261,678	213,716
Capital expenditures	61,282	53,133	8,149

		North America
Period Ended December 31, 2007:	Consolidated	United States	Canada

Revenue	$424,154	$366,283	$57,871
Depreciation and amortization	32,146	30,328	1,818
Income from continuing operations before income taxes	32,511	9,536	22,975
Interest expense	42,996	40,447	2,549
Total assets	1,483,239	1,255,058	228,181
Capital expenditures	65,400	57,281	8,119

		North America
Period Ended February 14, 2007:	Consolidated	United States	Canada

Revenue	$55,766	$48,921	$6,845
Depreciation and amortization	4,848	3,887	961
Income (loss) from continuing operations before income taxes	(4,382)	(5,052)	670
Interest expense	3,275	2,973	302
Capital expenditures	5,545	5,394	151

		North America
Year Ended December 31, 2006:	Consolidated	United States	Canada

Revenue	$462,580	$404,984	$57,596
Depreciation and amortization	38,132	29,866	8,266
Income from continuing operations before income taxes	22,611	19,004	3,607
Interest expense	27,392	25,031	2,361
Total assets	1,125,732	937,889	187,843
Capital expenditures	70,425	51,423	19,002

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2009	2008
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$23,930	$26,951
Accounts and notes receivable, net of allowance of $3,983 and $3,338, respectively	76,146	76,384
Other current assets	16,403	18,480
Current deferred tax assets	5,854	5,854

Total current assets	122,333	127,669
Property, plant and equipment, net	948,883	953,604
Intangible assets	172,445	172,859
Goodwill	205,048	204,701
Other assets	20,374	16,561

Total assets	$1,469,083	$1,475,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$709	$899
Accounts payable	47,985	56,058
Accrued expenses	28,266	51,349

Total current liabilities	76,960	108,306
Long-term debt, less current maturities	3,286	628,681
Senior secured notes	709,889	—
Deferred income taxes	163,455	149,695
Other liabilities	32,459	117,192

Total liabilities	986,049	1,003,874

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 46,800,000 shares authorized; 43,723,521 shares issued and outstanding at June 30, 2009; and 43,531,272 shares issued and outstanding at December 31, 2008	437	435
Additional paid in capital and other	470,509	470,578
Retained earnings	49,771	50,029
Accumulated other comprehensive loss	(37,683)	(49,522)

Total stockholders’ equity	483,034	471,520

Total liabilities and stockholders’ equity	$1,469,083	$1,475,394

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six Months Ended
	June 30,
	2009	2008
	(In thousands,
	except per share data)

Operating revenue	$206,483	$255,240
Operating expenses:
Transportation	91,450	144,364
Selling, general and administrative	48,144	50,105
Net gain on sale of assets	1,014	(98)
Depreciation and amortization	20,566	19,599

Total operating expenses	161,174	213,970

Operating income	45,309	41,270
Interest expense, including amortization costs (including amortization of swap termination costs of $972 and $0)	(35,263)	(24,334)
Other income (loss)	(1,420)	(1,340)

Income from continuing operations before income taxes	8,626	15,596
Provision for income taxes	2,350	10,525

Income from continuing operations	6,276	5,071
Discontinued operations:
Gain (loss) on disposal of discontinued business (net of income taxes (benefit) of $322 and $(153), respectively)	12,951	(297)

Net income	$19,227	$4,774

Dividends declared and paid per common share	$0.46	$—
Basic earnings (loss) per common share:
Continuing operations	$0.15	$0.12
Discontinued operations	0.30	(0.01)

Net Income	$0.45	$0.11
Diluted earnings (loss) per common share:
Continuing operations	$0.15	$0.12
Discontinued operations	0.30	(0.01)

Net Income	$0.45	$0.11
Weighted Average common shares outstanding:
Basic	43,672	43,337
Diluted	43,672	43,337

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended
	June 30,
	2009	2008
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,227	$4,774
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	28,150	21,688
Amortization of swap termination costs	972	—
Net (gain) loss on sale or disposal of properties	(12,258)	353
Foreign exchange (gain) loss on debt	(1,160)	1,340
Swap termination costs	(55,750)	—
Write-off of deferred financing costs	2,593	—
Equity compensation costs	1,942	1,695
Deferred income taxes	664	10,372
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	707	7,828
Other current assets	2,225	2,622
Accounts payable	(9,087)	(8,309)
Accrued expenses	(22,471)	(3,927)
Other assets and liabilities	888	318

Net cash (used in) provided by operating activities	(43,358)	38,754

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(25,766)	(29,625)
Proceeds from sale of assets	19,620	690
Deferred acquisition/disposition costs and other	(355)	—

Net cash used in investing activities	(6,501)	(28,935)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	709,830	—
Principal payments on long-term debt	(625,585)	(1,290)
Dividends paid to common stockholders	(19,485)	—
Sale of common stock	—	635
Deferred financing costs paid	(17,863)	—

Net cash provided by (used in) financing activities	46,897	(655)

Effect of exchange rates on cash	(59)	(167)

Net (decrease) increase in cash	(3,021)	8,997
Cash, beginning of period	26,951	15,387

Cash, end of period	$23,930	$24,384

Supplemental cash flow information:
Interest paid	$37,558	$23,511
Income taxes paid	$1,713	$3,996

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The interim consolidated financial statements presented herein include the accounts of RailAmerica, Inc. and all of its subsidiaries (“RailAmerica” or the “Company”). All of RailAmerica’s consolidated subsidiaries are wholly-owned. All significant intercompany transactions and accounts have been eliminated in consolidation. These interim consolidated financial statements have been prepared by the Company, without audit, and accordingly do not contain all disclosures which would be required in a full set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the unaudited financial statements for the six months ended June 30, 2009 and 2008, are presented on a basis consistent with the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair statement of the results for interim periods. The results of operations for interim periods are not necessarily indicative of results of operations for the full year. The consolidated balance sheet data for 2008 was derived from the Company’s audited financial statements for the year ended December 31, 2008, but does not include all disclosures required by U.S. GAAP. In addition, in preparing the consolidated financial statements, management has reviewed and considered all significant events occurring subsequent to June 30, 2009, to September 1, 2009, the date of the issuance of the interim consolidated financial statements, and up until the reissuance date of September 22, 2009.

Organization

RailAmerica is one of the largest owners and operators of short line and regional freight railroads in North America, measured in terms of total track miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 states and three Canadian provinces. The Company’s principal operations consist of rail freight transportation and ancillary rail services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued FSP SFAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP SFAS 141R-1), which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination as set forth in SFAS 141R. This FSP requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This FSP also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of FSP SFAS 141R-1 as appropriate to its future business combinations with an acquisition date on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On

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February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157 for its financial assets and liabilities on January 1, 2008, and it did not have a material impact on its consolidated financial statements. On January 1, 2009, the Company adopted SFAS 157 for all of its nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, and it did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. Early adoption of SFAS 141R is prohibited. The Company will apply the provisions of SFAS 141R as appropriate to its future business combinations and adjustments to pre-acquisition tax contingencies related to acquisitions prior to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the noncontrolling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. Adoption of this pronouncement on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and how these items affect a company’s financial position, results of operations and cash flows. SFAS 161 affects only these disclosures and does not change the accounting for derivatives. SFAS 161 has been applied prospectively beginning with the first quarter of the 2009 fiscal year.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1). FSP FAS 107-1 requires expanded fair value disclosures for all financial instruments within the scope of FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments.” These disclosures are required for interim periods for publicly traded entities. In addition, entities are required to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis. The Company has applied this Staff Position effective with its 2009 second quarter.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 defines the period after the balance sheet date during which a reporting entity’s management should evaluate events or

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and the Company has applied SFAS 165 effective with its 2009 second quarter.

In June 2009, the FASB issued SFAS No. 167, “Consolidation of Variable Interest Entities” (SFAS 167). SFAS 167 alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity’s purpose and design and the parent company’s ability to direct the entity’s actions. SFAS 167 is effective commencing with the 2010 fiscal year. The Company is currently evaluating the effects, if any, that adoption of this standard will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168). SFAS 168 authorized the Codification as the sole source for authoritative U.S. GAAP and any accounting literature that is not in the Codification will be considered nonauthoritative. SFAS 168 will be effective commencing with the Company’s 2009 third quarter and is not anticipated to have a material effect on its consolidated financial statements.

3.	EARNINGS PER SHARE

For the six months ended June 30, 2009 and 2008, basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the year. The basic earnings per share calculation includes all vested and unvested restricted shares as a result of their dividend participation rights.

The following is a summary of the income from continuing operations available for common stockholders and weighted average shares outstanding (in thousands):

	For the Six Months Ended
	June 30,
	2009	2008

Income from continuing operations (basic and diluted)	$6,276	$5,071
Compensation expense recorded for dividends paid to unvested restricted shares, net of tax	307	—

Income from continuing operations available to common stockholders (basic and diluted)	$6,583	$5,071

Weighted average shares outstanding (basic and diluted)	43,672	43,337

4.	STOCK-BASED COMPENSATION

The Company has the ability to issue restricted shares under its incentive compensation plan. Restricted shares granted to employees are scheduled to vest over three to five year periods. The grant date fair values of the restricted shares are based upon the fair market value of the Company at the time of grant. The Company engages an unrelated valuation specialist to perform a fair value analysis of the Company at the end of each quarter.

Stock-based compensation expense related to restricted stock grants for the six months ended June 30, 2009 was $1.9 million. Stock-based compensation expense related to restricted stock grants for the six months ended June 30, 2008 was $1.7 million. Due to certain repurchase provisions which are at the grant date fair value in the equity award agreements entered into with employees, the granted restricted shares are accounted for as liabilities, rather than equity. As a result, the share based compensation expense incurred has been

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presented in other liabilities. As of June 30, 2009 and December 31, 2008, other liabilities includes $3.9 million and $2.6 million, respectively, of shared based compensation.

A summary of the status of restricted shares as of December 31, 2008 and June 30, 2009, and the changes during the periods then ended and the weighted average grant date fair values is presented below:

	Time Based

Balance at December 31, 2008	1,100,961	$12.20

Granted	256,176	$15.47
Vested	(185,004)	$12.11
Cancelled	(17,073)	$11.96

Balance at June 30, 2009	1,155,060	$12.88

5.	DISCONTINUED OPERATIONS

During the fourth quarter of 2005, the Company committed to a plan to dispose of the Alberta Railroad Properties, comprised of the Lakeland & Waterways Railway, Mackenzie Northern Railway and Central Western Railway. The sale of the Alberta Railroad Properties was completed in January 2006 for $22.1 million in cash. In the six months ended June 30, 2009, the Company recorded an adjustment of $0.3 million, or $0.2 million, after tax, as a gain on sale of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, the Company completed the sale of its Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the six months ended June 30, 2008, the Company incurred additional consulting costs associated with the sale of Freight Australia of $0.5 million and $0.3 million, after tax, related to the Australian Taxation Office (“ATO”) audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company has removed the previously recorded tax reserves as of June 30, 2009, resulting in a benefit to the continuing operations tax provision of $2.5 million related to the accrual of interest subsequent to the Company’s acquisition, an adjustment to the gain on sale of discontinued operations of $12.3 million and reduced its accrual for consulting fees resulting in a gain on sale of discontinued operations of $0.7 million, or $0.5 million, after tax.

6.	LONG-TERM DEBT

$740 Million 9.25% Senior Secured Notes

On June 23, 2009, the Company, (“Issuer”) sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s fees. The notes are secured by first-priority liens on substantially all of Issuer’s and the guarantors’ assets. The guarantors are defined essentially as our existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

The Issuer may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. The Issuer may also redeem some or all of the notes at any time before

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, the Issuer may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, the Issuer may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter.

$40 Million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, the Company also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of June 30, 2009, there was approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and indenture contain various covenants and restrictions that will limit the Company and its restricted subsidiaries ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, and enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of June 30, 2009, the Company had no outstanding balance under the Facility.

$650 Million Bridge Credit Facility

As part of the merger transaction in which the Company was acquired by certain private equity funds managed by affiliates of Fortress Investment Group LLC (Fortress), the Company terminated the commitments under its former Amended and Restated Credit Agreement and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, the Company entered into a $650 million bridge credit facility agreement. The facility consisted of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. The Company entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at its option. Under the amended bridge credit facility agreement, the term loans and revolving loans carried an interest rate of LIBOR plus 4.0%. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%. The outstanding borrowings under this facility were classified as non-current as of December 31, 2008, as the Company had the intent and ability to exercise its option to extend the maturity to August 15, 2010. The $25 million revolving loan facility was available for immediate borrowing if necessary.

In November 2008, the Company entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted the Company to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers were collateralized by the assets of and guaranteed by the Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defered the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157, except as it applies to those nonfinancial assets and nonfinancial liabilities, as noted in FSP 157-2, on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements. FSP 157-2 was adopted by the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements. In October 2008, the FASB also issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 in a market that is not active. The Company is currently evaluating the provisions of FSP 157-3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

•	Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

•	Long-term debt: The fair value of the Company’s Senior Secured Notes is based on secondary market indicators. The carrying amount of the Company’s other long term debt approximates its fair value.

•	Derivatives: The carrying value is based on fair value as of the balance sheet date. SFAS 157 requires companies to maximize the use of observable inputs (Level 1 and Level 2), when available, and to minimize the use of unobservable inputs (Level 3) when determining fair value. The Company’s measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements. For derivative instruments in an asset position, the Company also analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability also must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. This methodology is a market approach, which under SFAS 157 utilizes Level 2 inputs as it uses market data for similar instruments in active markets. See Note 8 for further fair value disclosure of the Company’s interest rate swap. As the Company terminated its interest rate swap agreement in conjunction with the refinancing of its bridge credit facility on June 23, 2009, the swap had no fair value as of June 30, 2009.

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	June 30, 2009
	Carrying	Fair
	Amount	Value

Cash and cash equivalents	$23,930	$23,930
9.25% Senior secured notes	$709,889	$709,475

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS 161), on January 1, 2009, which enhances

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the disclosure requirements about an entity’s derivative instruments and hedging activities. The expanded disclosure required by SFAS 161 is presented below.

The Company uses derivatives to hedge against increases in interest rates. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133 is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and reclassified into earnings in the period during which the hedge transaction affects earnings.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

On February 14, 2007, the Company entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of the swap started at $425 million for the period from February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period from November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period from November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, the Company was required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2009 for the portion of the hedge deemed ineffective. Interest expense of $0.5 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective. Pursuant to SFAS 133, the fair value balance of the swap at termination remains in accumulated other comprehensive loss, net of tax, and is amortized to interest expense over the remaining life of the original swap (through February 14, 2014). As of June 30, 2009, accumulated other comprehensive loss included $36.8 million, net of tax, of unamortized loss relating to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $27.4 million, or $17.0 million, net of tax.

On June 3, 2005, the Company entered into two interest rate swaps for a total notional amount of $100 million for the period from November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, the Company was required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 while the remaining amount terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008 or June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the six months ended June 30, 2009, the amount of loss recognized in the consolidated statement of operations is as follows (in thousands):

The Effect of Derivative Instruments on Statement of Operations

Amount of Gain
or (Loss)
Recognized in
	Accumulated	Location of Gain	Amount of Gain		Amount of Gain
	Other	(Loss)	(Loss)	Location of Gain	(Loss)
	Comprehensive	Reclassified from	Reclassified from	(Loss) Recognized	Recognized in
	Income (AOCI)	AOCI into	AOCI into	in Income on	Income on
Derivatives in SFAS 133	on Derivative	Income	Income	Derivative	Derivative
Cash Flow Hedging	(Effective	(Effective	(Effective	(Ineffective	(Ineffective
Relationships	Portion)	Portion)	Portion)	Portion)	Portion)

Interest Rate Swap	$5,322	Interest Expense	$(7,270)	Interest Expense	$(278)

9.	COMMON STOCK TRANSACTIONS

As part of the equity award plans adopted after the acquisition, the Company allows certain members of management to purchase shares of common stock of the Company. During the six months ended June 30, 2008, certain members of management purchased an aggregate of 44,460 shares of common stock. Due to certain repurchase provisions in the purchase agreements, cash of $0.6 million that was received for the purchase of shares during the six months ended June 30, 2008, has been classified as a liability. During the six months ended June 30, 2009, the Company accepted 46,854 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation. During the six months ended June 30, 2008, the Company accepted 3,249 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

In June 2009, the Company declared and paid a cash dividend in the amount of $20.0 million to its common shareholders. Approximately $0.5 million of the cash dividend was paid to holders of unvested restricted shares. This amount was accounted for as compensation expense and presented as a reduction of cash flow from operations.

10.	TRACK MAINTENANCE AGREEMENT

In the first quarter of 2009, the Company entered into a Track Maintenance Agreement with an unrelated third-party customer (“Shipper”). Under the agreement, the Shipper pays for qualified railroad track maintenance expenditures during 2009 in exchange for the assignment of railroad track miles which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Internal Revenue Code. The reduction in maintenance expenditures is reflected in the Maintenance of Way functional category in the consolidated results of operations. For the six months ended June 30, 2009, the Shipper paid for $8.4 million of maintenance expenditures, but no capital expenditures.

11.	INCOME TAX PROVISION

The effective income tax rates for the six months ended June 30, 2009 and 2008 for continuing operations were 27.2% and 67.5%, respectively. The Company’s overall effective tax rate for the six months ended June 30, 2009 benefited from the resolution of the Australian tax audit matter during the reported period which resulted in a net tax benefit of approximately $2.5 million. Other factors impacting the effective tax rate for the six months ended June 30, 2009 included the adverse impact of significant non-operational losses with minimal state tax benefit, off-set by the favorable Canadian tax rate differential for foreign exchange gains ($0.4 million) and the tax benefit claimed for the loss on sale of a portion of track ($0.5 million). The Company’s overall effective tax rate for the six months ended June 30, 2008 was adversely impacted by the significant non-operational losses with minimal state tax benefit, the tax effects for repatriated Canadian earnings ($1.4 million), an accrual for uncertain tax positions ($0.7 million), and the revaluation of deferred

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

taxes for changes in estimated state apportionment factors ($1.5 million). The rate for the six months ended June 30, 2009, did not include a federal tax benefit related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008 due to the execution of the Track Maintenance Agreement in 2009 as discussed above. The rate for the six months ended June 30, 2008, did not include a federal tax benefit related to the track maintenance credit provisions as the Tax Extenders and AMT Relief Act of 2008 was not enacted until the fourth quarter of 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2009	$29,995

Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	158
Reductions for tax positions of prior years	—
Settlements with taxing authorities	(20,993)
Lapse of statute of limitations	—

Balance at June 30, 2009	$9,160

12.	COMPREHENSIVE INCOME

Other comprehensive income consists of foreign currency translation adjustments, unrealized gains and losses on derivative instruments designated as hedges and unrealized actuarial gains and losses related to pension benefits. As of June 30, 2009, accumulated other comprehensive loss consisted of $36.8 million of unrealized losses, net of tax, related to hedging transactions, $1.2 million of unrealized actuarial gains, net of tax, associated with pension benefits and $2.1 million of cumulative translation adjustment losses. The following table reconciles net income to comprehensive income for the six months ended June 30, 2009 and 2008 (in thousands):

	For the Six Months
	Ended June 30,
	2009	2008

Net income	$19,227	$4,774
Other comprehensive income
Unrealized gain on derivatives designated as hedges, net of taxes of $3,262 and $1,226	5,322	2,000
Amortization of terminated swap costs, net of taxes of $369	603	—
Change in cumulative translation adjustments	5,914	3,548

Total comprehensive income	$31,066	$10,322

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	PENSION DISCLOSURES

Components of the net periodic pension and benefit cost for the six months ended June 30, 2009 and 2008 were as follows (in thousands):

	Pension Benefits
	For the Six Months Ended June 30,
	2009	2008

Service cost	$83	$178
Interest cost	265	307
Expected return on plan assets	(188)	(249)
Amortization of net actuarial loss	19	74
Amortization of prior service costs	10	12

Net cost recognized	$189	$322

	Health and Welfare
	Benefits
	For the Six Months Ended June 30,
	2009	2008

Service cost	$21	$22
Interest cost	62	64
Amortization of net actuarial gain	(35)	(30)

Net cost recognized	$48	$56

14.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Settlement costs associated with litigation are included in Transportation expense on the Consolidated Statement of Operations.

The Company’s operations are subject to extensive environmental regulation. The Company records liabilities for remediation and restoration costs related to past activities when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of ongoing compliance activities to current operations are expensed as incurred. The Company’s recorded liabilities for these issues represent its best estimates (on an undiscounted basis) of remediation and restoration costs that may be required to comply with present laws and regulations. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the Federal Employers’ Liability Act (“FELA”). The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

The Company is subject to ongoing tax examinations and governmental assessments in various U.S. and foreign jurisdictions. Specifically, the Australian Taxation Office (“ATO”) initiated an audit, in November 2005, of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company reversed the recorded tax reserves in the second quarter of 2009 and recorded a benefit to the continuing operations tax provision of $2.5 million and an adjustment to the gain on sale of discontinued operations of $12.3 million.

On August 28, 2005, a railcar containing styrene located on the Company’s Indiana & Ohio Railway (“I&O Railway”) property in Cincinnati, Ohio, began venting, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved with what the Company believes to be all potential individual claimants. In cooperation with the Company’s insurer, the Company has paid settlements to a substantial number of affected businesses, as well. All business interruption claims have been resolved. Total payments to-date exceed the self insured retention, so the I&O Railway’s liability for civil matters has likely been exhausted. The incident also triggered inquiries from the Federal Railroad Administration (FRA) and other federal, state and local authorities charged with investigating such incidents. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by the I&O Railway. Because of the chemical release, the US Environmental Protection Agency (“US EPA”) is investigating whether criminal negligence contributed to the incident, and whether charges should be pressed. A conference with the Company’s attorneys and the US EPA attorneys took place on January 14, 2009, at which time legal theories and evidence were discussed in an effort to influence the EPA’s charging decision. The meeting concluded before the matters were fully discussed and a continuance was scheduled for March 13, 2009. This continuance meeting was delayed by the US EPA attorneys and has not yet been rescheduled. Should this investigation lead to environmental crime charges against the I&O Railway, potential fines upon conviction could range widely and could be material. As of June 30, 2009, the Company has accrued $1.7 million for this incident, which is expected to be paid out within the next year.

15.	RELATED PARTY TRANSACTIONS

The Company entered into four operating lease agreements with Florida East Coast Railway LLC, (“FECR”) an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC during 2008 and one additional operating lease agreement in 2009. Four of these agreements are one year agreements which relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the six months ended June 30, 2009, on a net basis, the Company paid FECR an aggregate amount of $0.2 million, and at June 30, 2009, the Company had a net payable to FECR of $0.05 million. Additionally with respect to such agreements, the Company paid FECR an aggregate amount of $0.04 million during the six months ended June 30, 2008.

The fifth lease relates to the sub-leasing of office space by FECR to the Company. During the six months ended June 30, 2009, FECR billed the Company $0.5 million under the sub-lease agreement, of which $0.2 million was payable to FECR at June 30, 2009. Separately from these agreements, the entities had shared management level employees who performed similar functions for both entities. The net impact of these

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shared services to each entity’s financial results is immaterial for the six months ended June 30, 2009 and 2008.

16.	RESTRUCTURING COSTS

RailAmerica relocated its corporate headquarters to Jacksonville, Florida during 2008 and as a result, the Company incurred facility closing costs and relocation expenses for this move during the six months ended June 30, 2009 of approximately $0.6 million, all classified within selling, general and administrative expenses. During the six months ended June 30, 2008, the Company incurred approximately $1.4 million of facility closing costs and relocation expenses also classified within selling, general and administrative expenses. All cash termination benefits were paid in 2008. As of June 30, 2009, the Company had an accrual of $0.1 million relating to health benefits that extend through 2009 and into 2010 for certain terminated employees. Also, pursuant to SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” certain relocation costs, which are being paid out over two years or less to relocated employees, cannot be accrued for until incurred and thus will continue to be reflected as relocation expense until those costs have been fully settled in cash.

17.	SUBSEQUENT EVENT

Effective September 22, 2009, the Board of Directors approved a stock split of 90 to 1 and increased the total authorized shares to 500,000,000, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. All Successor period share and per share amounts have been adjusted to reflect the stock split.

22,000,000 Shares

Common Stock

PROSPECTUS

J.P. Morgan	Citi	Deutsche Bank Securities	Morgan Stanley

Wells Fargo Securities
Dahlman Rose & Company
Lazard Capital Markets
Stifel Nicolaus
Williams Trading, LLC

Through and including November 6, 2009 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

October 12, 2009